SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ [National Taxpayer s Registry] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] 35.300.157.770
A Publicly-Held Company

To the Shareholders,

We hereby present the following Management Proposal regarding the matters set forth in the agenda for the Ordinary and Extraordinary Shareholders Meetings of the Company to be held, cumulatively, on April 27, 2012, at 2 p.m.:

Annual General Meeting:

1. Analysis of the management accounts, with examination, discussion and voting on the financial statements related to the fiscal year ended December 31, 2011.

We propose the approval of the financial statements related to the fiscal year ended December 31, 2011, as disclosed on March 8, 2012 on the websites of the Brazilian Securities Commission (CVM) and the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros) through the Periodical Information System (IPE), the Company s website (www.ambev.com.br/investidores) and the Valor Econômico newspaper and the Official Gazette of the State of São Paulo ( Financial Statements ).

We stress that, pursuant to item III of Article 9 of Instruction Nº 481 issued by the Brazilian Securities Commission ( CVM ) on December 17, 2009 ( CVM Instruction Nº 481/09 ), the information set forth in Annex I of this Proposal, reflects our comments on the financial status of the Company.

2. Allocation of the net profits for the Fiscal Year and Ratification of the distribution of interest on own capital and dividends approved by the Board of Directors at meetings held on June 27, 2011, September 19, 2011 and February 17, 2012.

We propose that the net profits for the Fiscal Year ended December 31, 2011 be allocated as indicated in the Financial Statements and as defined in detail in Annex II of this Proposal, drawn up in compliance with Item II of §1 of Article 9 of CVM Instruction Nº 481/09, as well as the ratification of the distribution of interest on own capital and dividends approved by the Board of Directors at meetings held on June 27, 2011, September 19, 2011 and February 17, 2012.

3 Election of the members of the Fiscal Council and their respective alternates for the Fiscal Year 2012.

The controlling shareholders of the Company informed its Management that they will appoint for reelection, for the position of members of the Fiscal Council, Messrs.

(i) James Terence Coulter Wright, Brazilian, separated, civil engineer, bearer of Identity Card RG Nº 4,967,106-6 SSP/SP and enrolled with the CPF/MF under Nº 872,316,898-68, with offices in the City of São Paulo, State of São Paulo, at Avenida Professor Luciano Gualberto, 908, Sala G-112, Cidade Universitária, as a Member of the Fiscal Council of the Company; (ii) Celso Clemente Giacometti, Brazilian, married, administrator and accountant, bearer of Identity Card RG Nº 3179758-1 SSP/SP and enrolled with the CPF/MF under Nº 029.303.408-78, resident and domiciled at Av. Vereador José Diniz, nº 3725, 6th floor, conjunto 61, Campo Belo, São Paulo/SP, as a Member of the Fiscal Council of the Company; (iii) Emanuel Sotelino Schifferle, Brazilian, married, engineer, bearer of Identity Card RG Nº 01,433,665-5 SSP/RJ and enrolled with the CPF/MF under Nº 009,251,367-00, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Henrique Dodsworth, 13/502, as an alternate Member of the Fiscal Council of the Company; and (iv) Ary Waddington, Brazilian, married, economist and accountant, bearer of Identity Card IFP/RJ Nº 01,139,7777-5 enrolled with the CPF/MF under Nº 004,469,397-49, resident and domiciled in the City of Armação dos Búzios, State of Rio de Janeiro, at Rua E.9 Condomínio do Atlântico - Praia da Ferradura, as an alternate Member of the Fiscal Council of the Company.

Additionally, Caixa de Previdência dos Funcionários do Banco do Brasil PREVI, pursuant to article 161, paragraph 4, item a , of Law n. 6,404/76, as amended ( Law n. 6,404/76 ) informed the Company's management that it shall appoint Messrs. (i) Mário Fernando Engelke, Brazilian citizen, widow, bank business administrator, holder of ID card No. 488685 SSP/SP and enrolled with the CPF/MF under No. 011,249,197-91, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Rainha Elizabeth, 129/801, Copacabana, to take office as effective member of the Company's Fiscal Council; and (ii) Eurípedes de Freitas, Brazilian citizen, married, bank clerical professional, holder of ID card No. 82214 SSP/DF and enrolled with the CPF/MF under No. 005,024,301-25, resident and domiciled in the City of Brasília, Federal District, at SHCGN 713, Bl. A, CS 30, to take office as effective member of the Company's Fiscal Council.

We explain that, pursuant to Article 10 of CVM Instruction Nº 481/09, the information on the candidates nominated as Members of the Fiscal Council Member of the Company listed above is presented in detail in Annex III of this Proposal.

4. Ratification of the amounts paid out as overall remuneration allocated to the Management of the Company for Fiscal Year 2011 and establishing the overall remuneration of the Management and members of the Fiscal Council for Fiscal Year 2012.

We propose that the amounts be ratified, paid out as overall remuneration allocated to the Management of the Company for Fiscal Year 2011, as well as establishing the overall remuneration of the Management for Fiscal Year 2012 at an Overall value of up to R$ 75,201,008.00.

With regard to the overall remuneration of the Fiscal Council for the tem of office ending at the 2013 Annual Meeting, we propose that this be established at an amount of up to R$ 1,740,702.00, with the remuneration of the alternate Members corresponding to half the amount received by the full Members.

We explain that the information required for the necessary analysis of the Proposal presented on the remuneration of the Management, as set forth in Article 12 of CVM Instruction Nº 481/09, is set forth in Annex IV of this Proposal, particularly items 1 - 4.

Extraordinary General Meeting:

1. Capital Increase through the issuance of shares, arising from the partial capitalization of the tax benefit.

With the purpose of carrying out the partial capitalization of the tax benefit earned by the Company with the partial amortization of the Special Premium Reserve IN 319/99 for the 2011 Fiscal Year, pursuant to the Article 7 of CVM Ruling N. 319/99, we propose the approval of a capital increase in the minimum amount of R$ 258,917,804.06, upon issuance of 3,157,419 common shares and 1,506,131 preferred shares and the maximum amount of R$432,285,051.62, upon issuance of up to 4,264,064 common shares and up to 3,328,579 preferred shares, at the issuance price of R$51.56 and R$ 63.82 per share, respectively, which correspond to the average prices at the São Paulo Stock Exchange (BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros) on January 31, 2012, when the abovementioned tax benefit was earned. Of the shares to be issued: a) 3,157,419 common shares and 1,506,131 preferred shares shall be fully subscribed and paid in by Interbrew International B.V. and AmBrew S/A, both subsidiaries of Anheuser-Busch InBev N.V./S.A., controller of the Company, upon the capitalization of 70% of the abovementioned tax benefit, in the amount of R$ 258,917,804.06; b) up to 1,106,645 common shares and up to 1,822,448 preferred shares, upon the exercise of their preemptive rights by the remaining shareholders in this capital increase, in a proportion of 0.243573773% of their respective stakes in the Company held on the date of the Extraordinary General Meeting, compliant with types, at the same price as mentioned above, for payment in cash on subscription thereto, as described in Annex V hereto. In this sense, the Company clarifies that its intention is to ratify this capital increase in any amount between the minimum and maximum amounts referred to above.

2. Capital increase without the issuance of shares arising from the partial capitalization of the tax benefit.

We propose, additionally, a new capital increase, without the issuance of new shares, in the amount of R$ 110,964,809.19, in connection with the capitalization of 30% of the tax benefit earned by the Company with the partial amortization of the special premium reserve in the fiscal year of 2011, pursuant to article 7 of the CVM Ruling n. 319/99. The information and justifications of the Management for the second capital increase are set forth in due detail in Annex V of this Proposal, drawn up in compliance with the provisions stipulated in Article 14 of CVM Instruction n. 481/09.

3. Capital increase without the issuance of shares arising from the partial capitalization of the Investments Reserve

In addition to the abovementioned capital increases, we propose a new capital increase, without the issuance of new shares, in the amount of R$ 3,290,295,000.00, through the partial capitalization of the Investments reserve account as per the Company s Financial Statements for the fiscal year of 2011. The information and justifications of the Management for the second capital increase are set forth in due detail in Annex V of this Proposal, drawn up in compliance with the provisions stipulated in Article 14 of CVM Instruction n. 481/09

4. Specification of the Company's Purpose

In view of the release, by the Company and certain of its subsidiaries, of a new Recycled PET package, we propose the amendment to the Company’s By-laws to better specify the Company’s purpose, through the inclusion of the activity of "manufacturing and sale of packages for beverages, as well as the manufacturing, sale and industrial use of raw material necessary for the manufacturing of such packages”, without any amendment to or impact on other activities currently carried out by the Company nor to the remaining terms of article 3 of the By-Laws.

The expected legal implication will be the ability to obtain licenses and permits to manufacture bottles out of Recycled PET at the Company s manufacturing plants. With respect to the economic implications, upon this addition, the Company shall be able to use Recycled PET for the storage of its products, generating savings in price in comparison to the Regular PET, as well as benefits related to environmental and social responsibility in connection with the recycling of the package itself.

It is important to emphasize that the addition of the referred activity to the Company s purpose shall not give rise to withdrawal rights by its shareholders, whereas such addition has as sole objective the specification of the Company s purpose, without any modification of its current business, nor any amendment or relevant effect on the remaining activities currently carried out by the Company.

5. Adjustment of the caput of article 19 of the Company s By-laws in view of article 6 of Law n. 12,431/11

In view of the enactment of Law n. 12,431/11 which, through its article 6, dismissing the obligation that members of a company s Board of Directors had also to be shareholders of the company in which they exercised such activity pursuant to the new wording of article 146 of Law n. 6,404/76 -, we propose the adjustment of the caput of article 19 of the Company s By-laws, pursuant to the language proposed on item 5 below, in order to reflect this new legislative amendment.

The expected legal implication herein is only the adjustment of the caput of article 19 of the Company s By-laws to the new legal provisions, without any economic effect in connection therewith.

6. Amendment of Articles 3, a and caput of articles 5 and 19 of the By-laws.

In view of the: (i) capital increase approved by the Company’s shareholders at the Extraordinary General Meeting held on April 29, 2011 and ratified by the Company’s Board of Directors at the meeting held on July 18, 2011; (ii) capital increase approved and ratified by the Company’s Board of Directors at a meeting held on October 4, 2011, which was fully subscriped by the Fundo de Investimentos do Nordeste – FINORand paid in with the resources established by article 9 of Law n. 8,167, January 16, 1991; (iii) capital increase approved by the Company's Board of Directors at a meeting held on March 22, 2012, in connection with the exercise, by the beneficiaries, of the options granted, pursuant to the Stock Option Plan currently in force; (iv) capital increase proposal, without issuance of new shares, by means of the partial capitalization of the tax benefit earned by the Company with the partial amortization of the Special Premium Reserve – IN 319/99 for the 2011 Fiscal Year, pursuant to the Article 7 of CVM Ruling N. 319/99, as per the proposal described on item “2” of section “Extraordinary General Meeting” of this Proposal, if approved; (v) capital increase proposal, without issuance of new shares, in connection with the partial capitalization of the Investments Reserve, as per the proposal described on item “3” of section “Extraordinary General Meeting” of this Proposal, if approved, thus representing an increase from R$ 7,770,553,955.14 to R$ 11,722,667,412.08 , divided into 3,118,127,561 shares, of which 1,751,135,331  are common shares and 1,366,992,230 are preferred shares, without par value, we propose the amendment of , which reflect, respectively, the capital stock and Board of Directors’ composition of the Company, as follows:

Current Text	Proposed Text
Article 3 - The following shall constitute the purpose of the Company, carried on directly or through holding an equity interest in other companies:	Article 3 - The following shall constitute the purpose of the Company, carried on directly or through holding an equity interest in other companies:

a) the production and trading of beer, concentrates, soft drinks and other beverages, as well as foods and drinks in general, including ready-to- drink liquid compounds, flavored liquid preparations, powdered or tubbed guaraná;

a) the production and trading of beer, concentrates, soft drinks and other beverages, as well as foods and drinks in general, including ready-to- drink liquid compounds, flavored liquid preparations, powdered or tubbed guaraná;

b) the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, as well as apparatus, machinery, equipment, and anything else that may be necessary or useful for the activities listed in item (a) above;

b) the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, as well as apparatus, machinery, equipment, and anything else that may be necessary or useful for the activities listed in item (a) above, including the manufacturing and sale of packages for beverages, as well as the manufacturing, sale and industrial use of raw material necessary for the manufacturing of such packages;

c) the production, certification and commerce of seeds and grains, as well as the commerce of  fertilizers and fungicides and other related activities, as necessary or useful to the development of the main activities of the Company as stated in these By-laws;

c) the production, certification and commerce of seeds and grains, as well as the commerce of fertilizers and fungicides and other related activities, as necessary or useful to the development of the main activities of the Company as stated in these By-laws;

d) the packaging and wrapping of any of the products belonging to it or to third parties;	d) the packaging and wrapping of any of the products belonging to it or to third parties;

e) the agricultural cultivation and promotion activities in the field of cereals and fruits which are the raw material used by the Company in its industrial activities, as well as in other sectors that require a more dynamic approach in the exploration of the virtues of the Brazilian soil, mainly in the food and health segments;

e) the agricultural cultivation and promotion activities in the field of cereals and fruits which are the raw material used by the Company in its industrial activities, as well as in other sectors that require a more dynamic approach in the exploration of the virtues of the Brazilian soil, mainly in the food and health segments;

f) the operation on the following areas: research, prospecting, extraction, processing, industrialization, commercialization and distribution of mineral water, in all national territory;

g) the beneficiation, expurgation and other phytosanitary services, and industrialization of products resulting from the activities listed in item (d) above, either for meeting the purposes of its industry or for trading of its byproducts;

h) the advertising of products belonging to it and to third parties, and the trading of promotional and advertising materials;

i) the rendering of technical, market and administrative assistance services and other services directly or indirectly related to the core activities of the Company;

j) the importation of anything necessary for its industry and trade;

k) the exportation of its products;

l) the direct or indirect exploration of bars, restaurants, luncheonettes and similar places; and

m) the sale and/or distribution of its products and the products of its controlled companies, either directly or through third parties, utilization of

f) the operation on the following areas: research, prospecting, extraction, processing, industrialization, commercialization and distribution of mineral water, in all national territory;

g) the beneficiation, expurgation and other phytosanitary services, and industrialization of products resulting from the activities listed in item (d) above, either for meeting the purposes of its industry or for trading of its byproducts;

h) the advertising of products belonging to it and to third parties, and the trading of promotional and advertising materials;

i) the rendering of technical, market and administrative assistance services and other services directly or indirectly related to the core activities of the Company;

j) the importation of anything necessary for its industry and trade;

k) the exportation of its products;

l) the direct or indirect exploration of bars, restaurants, luncheonettes and similar places; and

m) the sale and/or distribution of its products and the products of its controlled companies, either directly or through third parties, utilization of the means of transport required for distribution of its products, byproducts and accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes.

the means of transport required for distribution of its products, byproducts and accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes.

Current Text	Proposed Text
Article 5 - The capital stock is of R$7,770,553,955.14, divided into 3,104,809,427 shares, of which 1,743,888,690 are common shares and 1,360,920,737 are preferred shares, without par value.	Article 5 - The capital is of R$11,722,667,412.08, divided into 3,118,127,561 shares, of which 1,751,135,331 are common shares and 1,366,992,230 are preferred shares, without par value.

Current Text	Proposed Text

Article 19 The Board of Directors shall be composed of three (3) to fifteen (15) sitting members, all shareholders, with two (2) to fifteen (15) alternates, bound or not to a specific sitting Board Member, who shall be elected by the General Meeting and be dismissed thereby at any time, with a term of office of three (3) years, reelection being permitted.

Article 19 The Board of Directors shall be composed of three (3) to fifteen (15) sitting members, with two (2) to fifteen (15) alternates, bound or not to a specific sitting Board Member, who shall be elected by the General Meeting and be dismissed thereby at any time, with a term of office of three (3) years, reelection being permitted.

5. Consolidation of By-laws

Lastly, in order to reflect the proposed changes above, we also propose the approval of the restatement of the Company s By-Laws, in accordance with Annex VI hereto.

São Paulo, March 22, 2012.

The Management
Companhia de Bebidas das Américas Ambev

ANNEX I
Base Date: December 31, 2011
(Item 10 of Annex 24 of CVM Instruction No. 480 dated December 17, 2009, as amended)

10.1 General financial and asset conditions

a) general financial and asset conditions.

The Company s current working capital is sufficient for its current needs, and its cash resources, including third party loans, are sufficient to underwrite the financing of its activities and cover its funding requirements for at least the next twelve months.

The Executive Board understands that the Company presents sufficient equity and financial conditions to implement its business plan and perform its obligations of short and medium term.

As of December 31, 2011, the Company had total current assets in the amount of R$14,679.5 million, of which R$8,269.6 million were cash, cash equivalents and current investment securities of the Company. As of December 31, 2011, its current liabilities totaled R$14,407.9 million. The current liquidity ratio, used to assess the capacity of the Company to perform its short-term obligations is 1.0x.

As of December 31, 2010, the Company had total current assets in the amount of R$12,910.9 million, of which R$6,978.6 million were cash, cash equivalents and current investment securities. As of December 31, 2010, current liabilities totaled R$10,554.7 million. The current liquidity ratio, used to assess the capacity of the Company to perform its short-term obligations was 1.2x.

As of December 31, 2009, the Company had total current assets in the amount of R$10,303.2 million, of which R$4,116.2 million were cash, cash equivalents and current investment securities, while current liabilities totaled R$8,491.7 million. The current liquidity ratio was 1.2x.

As seen above, the Company s current liquidity ratio remained above or equal to 1, thus confirming its ability to meet its short term obligations. In other words, its short-term assets exceed its short-term obligations. Additionally, the Company s cash, cash equivalents and current investment securities have been consistently improving year by year, and totaled R$8,269.6 million on December 31, 2011.

(R$ million)	12/31/2011	12/31/2010	12/31/2009
Total Current Assets	14,679.5	12,910.9	10,303.2
Total Current Liabilities	14,407.9	10,554.7	8,491.7
Net Working Capital Ratio (CA-CL)	271.6	2,356.2	1,811.5

b) capital structure and possibility of redemption of shares or quotas (in million reais).

The Company s capital structure was the following: (i) as of December 31, 2011 56% of equity and 44% of third party financing, (ii) as of December 31, 2010 58% of equity and 42% of third party financing, and (iii) as of December 31, 2009 - 55% of equity and 45% of third party financing.

Additionally, its cash, cash equivalents and current investment securities position net of bank overdrafts and net debt during the same period behaved as follows: (i) as of December 31, 2011 cash, cash equivalents and current investment securities position net of bank overdrafts of R$8,269.6 million and net cash position of R$4,167.3 million, (ii) as of December 31, 2010 cash, cash equivalents and current investment securities net of bank overdrafts of R$6,978.6 million and net cash position of R$207.1 million, and (iii) as of December 31, 2009 cash, cash equivalents and current investment securities net of bank overdrafts of R$4,097.6 million and net debt of R$3,163.6 million.

The gradual reduction of net debt throughout recent years, and the consequent reduction of third-party capital use and increase in the Company s net cash position are adequate to allow the Company to implement its business plan and meet its short and medium-term obligations.

(i) Stock redemption.
There is no possibility of redeeming the shares issued by the Company.

(ii) Stock redemption calculation.
Not applicable, once there is no possibility of redemption of shares issued by the Company other than those set forth by law.

10.1 General financial and asset conditions

c) payment capacity in relation to financial commitments undertaken

In view of the Company s debt profile, its cash flow and liquidity position, the directors believe that the Company has sufficient liquidity and capital resources to cover the investments, costs, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unchanged. In case it may be necessary to take out new loans to finance its investments and acquisitions, the directors believe that the Company has capacity to do so.

d) sources of financing for working capital and investments in non-current assets used

The Company s working capital cycle has substantially evolved every year since 2008, and as of December 31, 2011 it reported a negative working capital, meaning that there is no need to raise new loans to finance working capital. With regard to investments in non-current assets, the Company s current cash position and the expected cash flow generation are sufficient to cover these investments, provided that the Company has wide access to funding sources should there be an occasional need for supplemental funding for such investments.

e) sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity shortfalls

The Company has access to credit facilities extended by leading Brazilian banks, and has already raised funds in domestic and international capital markets. The Company s current investment grade rating issued by key international rating agencies facilitates its access to additional financing arrangements that could be used to compensate any potential liquidity shortcomings.

f) levels of indebtedness and characteristics of debts

The Company's loans have equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with Banco Nacional de Desenvolvimento Economico e Social - BNDES, where collateral is provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company provide only personal guarantees as collateral. The loan contracts contain financial covenants including:

• Going-concern;
• Maintenance, in use or in good condition for the business, of the Company's properties;
• Restrictions on acquisitions, mergers, sale or disposal of its assets;

• Disclosure of financial statements under Brazilian GAAP and IFRS; prohibition related to new real guarantees for loans contracted, except if: (i) expressly provided the Company's bylaws or local law, (ii) new loans contracted from financial institutions linked to the Brazilian government - including the BNDES or foreign governments; - or foreign governments, multilateral financial institutions (eg World Bank) or located in jurisdictions in which the Company operates.

These clauses apply to the extent that the events mentioned produce material adverse effects on the Company and /or its subsidiaries or the rights of its creditors, and, in the event of a breach, the Company is granted a grace period to cure such default.

Additionally, all agreements entered into with the BNDES are subject to certain provisions applicable to agreements entered into with the BNDES ( Provisions ). Such Provisions require the borrower, to obtain prior consent of BNDES if they, for instance, wish to: (i) raise new loans (except for loans described in the Provisions); (ii) give preference and/or priority to other debts; and/or (iii) dispose of or encumber any item of their fixed assets (except as provided for in the Provisions).

10.1 General financial and asset conditions

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and tied to different interest rates. The most significant rates are: (i) flat rate for the Bond 2017 and the Working Capital Reais loan (Labatt), (ii) basket of currencies (UMBNDES) and Interest Rate (TJLP) to loans from National Bank of Economic and Social Development, (iii) Certificates of Deposit Interbank - CDI for the debentures, and (iv) Bankers' Acceptance Rate (acceptance rate of Canadian banks) for the debt of its subsidiary Labatt in Canada. The Company's policy is to hedge 100% of its foreign currency debt for local currency operation.

As at December 31, 2011, the Company was in compliance with its contractual obligations for its loans and financings.

Ambev Debt Profile as of December 31, 2011

Debt Instruments	2012	2013	2014	2015	2016	After	Total
BNDES Basket Debt floating rate
BNDES Basket Debt floating rate	(43.8)	(66.1)	(57.2)	(42.0)	(22.3)		(231.4)
UMBNDES + Average Pay Rate	1.77%	1.77%	1.77%	1.77%	1.77%		1.77%
International Debt
Reais denominated fixed rate	(473.1)						(473.1)
Average Pay Rate	12.13%						12.13%
International Debt
Other Latin American Currency fixed rate	(79.0)	(47.6)	(6.2)	(6.2)	(7.0)	(3.1)	(149.2)
Average Pay Rate	7.17%	7.17%	7.17%	7.17%	7.17%	7.17%	7.17%
TJLP BNDES denominated floating rate
Notional Amount	(292.2)	(419.9)	(340.8)	(252.0)	(124.6)	(10.7)	(1,440.1)
TJLP + Average Pay Rate	8.15%	8.15%	8.15%	8.15%	8.15%	8.15%	8.15%
Reais Debt - ICMS fixed rate
Notional Amount	(2.5)	(25.2)	(23.9)	(14.1)	(7.8)	(62.1)	(135.5)
Average Pay Rate	3.04%	3.04%	3.04%	3.04%	3.04%	3.04%	3.04%
Reais Debt Debentures floating rate % CDI
Notional Amount	(1,248.0)						(1,248.0)
Average Pay Rate - % of CDI	102.50%						102.50%
ReaisDebt fixed rate
Notional Amount	(73.5)	(23.3)	(16.8)	(5.4)	(7.8)	(298.1)	(424.9)
Average Pay Rate	8.33%	8.33%	8.33%	8.33%	8.33%	9.50%	9.15%
Total	(2,212.1)	(582.2)	(444.8)	(319.8)	(169.4)	(374.0)	(4,102.3)

10.1 General financial and asset conditions

g) constraints on the use of financing already taken out
In Canada the Company has CAD$680.0 million in credit lines extended by a syndicate of banks. Of this total CAD$180 million are being used, and CAD$500 million are still available.

h) significant changes to each item of the Financial Statements
Please find below the significant changes to the Financial Statements of the Company.

BALANCE SHEET
(R$ million)
Assets	2011	As of December 31, 2010	2009
Non-current assets
Property, plant and equipment	9,265.2	7,032.3	6,595.1
Goodwill	17,454.0	17,441.8	17,527.5
Intangible assets	1,763.0	1,823.2	1,932.6
Investments in associates	21.7	18.5	24.3
Investment securities	242.1	208.7	246.9
Deferred tax assets	1,447.1	2,021.6	2,651.2
Employee benefits	18.5	20.9	13.7
Taxes receivable	16.3	-	-
Trade and other receivables	1,232.0	1,200.3	806.5
	31,459.9	29,767.3	29,797.8
Current assets
Investment securities	193.4	1,069.3	73.3
Inventories	2,238.5	1,905.2	1,488.1
Taxes receivable	291.3	181.2	986.2
Trade and other receivables	3,879.7	3,794.1	3,652.5
Cash and cash equivalents	8,076.2	5,909.3	4,042.9
Assets held for sale	0.4	51.8	60.2
	14,679.5	12,910.9	10,303.1
Total assets	46,139.4	42,678.2	40,101.0

Equity and Liabilities

Equity
Issued capital	8,303.9	7,613.8	6,832.1
Reserves	17,307.4	16,748.1	15,185.3
Equity attributable to equity holders of Ambev	25,611.3	24,361.9	22,017.4
Non-controlling interests	217.5	203.0	278.7
	25,828.8	24,564.9	22,296.1
Non-current liabilities
Interest-bearing loans and borrowings	1,890.2	4,164.2	6,460.2
Employee benefits	1,603.0	966.2	767.9
Deferred tax liabilities	734.5	548.7	502.2
Trade and other payables	1,196.6	1,343.4	663.6
Provisions	478.4	536.1	919.3
	5,902.7	7,558.6	9,313.2
Current liabilities
Bank overdrafts	12.3	1.0	18.6
Interest-bearing loans and borrowings	2,212.1	2,606.2	801.1
Income tax and social contribution payable	793.9	701.6	1,295.9
Trade and other payables	11,288.0	7,142.9	6,279.9
Provisions	101.6	103.0	96.2
	14,407.9	10,554.7	8,491.7
Total Equity and Liabilities	46,139.4	42,678.2	40,101.0

10.1 General financial and asset conditions

Balance Sheet regarding the Fiscal Year Ended on December 31, 2011 compared to 2010

Assets

Cash and cash equivalents

As of December 31, 2011 the cash and cash equivalents balance totaled R$8,269.6 million compared to R$6,978.6 million as of December 31, 2010. The increase of R$1,291.0 million or 18.5% is primarily due to the cash generated from operations in 2011, which compared to that of 2010 presented a 19.3% increase.

Trade and other receivables

As of December 31, 2011, the balance of receivables totaled R$5,111.7 million, compared to R$4,994.4 million on December 31, 2010. Please find below details of the increase of R$117.3 million, or 2.3%:

(R$ million)	2011	2010

Non-current trade and other receivables
Trade receivables	1.5	2.3
Cash deposits for guarantees	556.1	550.4
Derivative financial instruments with positive fair value	57.4	220.8
Taxes receivable	361.5	331.1
Prepaid expenses	127.8	-
Other receivables	127.7	95.7
	1,232.0	1,200.3
Current trade and other receivables	2011	2010
Trade receivables	2,001.2	1,839.7
Interest receivable	55.3	159.8
Taxes receivable	566.4	415.7
Derivative financial instruments with positive fair value	456.0	731.6
Prepaid expenses	620.5	494.2
Other receivables	180.3	153.1
	3,879.7	3,794.1

Inventories

As of December 31, 2011 the inventories balance totaled R$2,238.5 million compared to R$1,905.2 on December 31, 2010. The R$333.3 million or 17.5% increase was primarily due to an increase in the stock of raw materials and finished goods in 2011 to meet the expected demand as demonstrated in the table below:

(R$ million)	2011	2010
Finished goods	548.9	402.8
Work in progress	124.0	102.0
Raw material	1,221.9	967.2
Consumables	51.5	54.6
Spare parts and other	206.5	199.0
Prepayments	102.8	208.7
Impairment losses	(17.1)	(29.1)
	2,238.5	1,905.2

Taxes receivable

As of December 31, 2011 the taxes receivable balance totaled R$307.6 million, compared to R$181.2 million on December 31, 2010. The increase refers substantially to prepayments done throughout the year that, given the reduction in the year end result due to the appreciation of the American dollar versus the Brazilian real, will be used in the following years.

10.1 General financial and asset conditions

Property, plant and equipment

As of December 31, 2011 the balance of property, plant and equipment totaled R$9,265.2 million compared to R$7,032.3 million on December 31, 2010. The change that resulted in a net increase R$2,232.9 million, or 31.8% is demonstrated in the table below:

(R$ million)			2011			2010
Acquisition cost	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Balance at end of previous year	3,007.3	9,728.9	2,310.5	1,401.4	16,448.1	15,866.3
Effect of movements in foreign exchange	102.5	405.3	71.3	35.9	615.0	(645.3)
Acquisitions through business combinations	8.7	-	-	-	8.7	-
Acquisitions	3.5	136.3	43.5	3,120.6	3,303.9	2,224.8
Disposals through the sale of subsidiary	-	-	-	-	-	(610.6)
Disposals	(56.9)	(346.8)	(93.5)	-	(497.2)	(294.0)
Transfer to other asset categories	635.4	1,800.6	195.9	(2,704.1)	(72.2)	(203.1)
Others	-	(0.2)	-	12.3	12.1	109.9
Balance at end	3,700.5	11,724.1	2,527.7	1,866.1	19,818.4	16,448.1

Depreciation and Impairment
Balance at end of previous year	(1,364.0)	(6,433.4)	(1,618.4)	-	(9,415.8)	(9,271.3)
Effect of movements in foreign
exchange	(42.5)	(265.2)	(52.3)	-	(360.0)	432.4
Depreciation	(91.5)	(881.8)	(283.5)	-	(1,256.8)	(1,263.8)
Impairment losses	-	(51.1)	0.3	-	(50.8)	(152.9)
Disposals through the sale of subsidiary	-	-	-	-	-	487.4
Disposals	36.4	323.4	89.6	-	449.4	236.8
Transfer to other asset categories	1.6	58.7	17.8	-	78.1	182.6
Others	(0.1)	2.3	0.5	-	2.7	(67.0)
Balance at end	(1,460.1)	(7,247.1)	(1,846.0)	-	(10,553.2)	(9,415.8)
Carrying amount:
December 31, 2010	1,643.3	3,295.5	692.1	1,401.4	7,032.3	7,032.3
December 31, 2011	2,240.4	4,477.0	681.7	1,866.1	9,265.2

Intangible Assets

As of December 31, 2011 the intangible assets balance totaled R$1,763.0 million, compared to R$1,823.2 million on December 31, 2010. The net reduction of R$60.2 million, or 3 .3%, is primarily due to the amortization in the period.

Goodwill

As of December 31, 2011 the goodwill balance totaled R$17,454.0 million, compared to R$17,441.8 million on December 31, 2010. The movement that resulted in a net reduction of R$12.2 million is demonstrated in the table below:

Balance on December 31, 2010	17,441.8
Effect of movements in foreign exchange	11.5
Acquisitions through business combinations and non-controlling interest	0.7
Balance on December 31, 2011	17,454.0

Liabilities

Trade and other payables

As of December 31, 2011 the trade and other payables balance totaled R$12,484.6 million compared to R$8,486.3 million on December 31, 2010. The increase of R$3,998.3 million is detailed in the tables below:

(R$ million)	2011	2010

Non-current trade and other payables
Trade payables	27.9	190.3
Deferred sales tax (i)	481.5	466.7
Other taxes, charges and contributions	261.5	336.9
Derivative financial instruments with negative fair values	281.0	259.5
Other payables	144.7	90.0
	1,196.6	1,343.4
Current trade and other payables	2011	2010
Trade payables and accrued expenses	6,113.9	4,530.0
Payroll and social security payables	430.2	423.7
Indirect taxes payable	1,836.2	1,347.1
Deferred sales tax (i)	43.5	69.8
Interest payable	88.3	105.5
Derivative financial instruments with negative fair values	583.5	398.1
Dividends and interest on capital payable	2,042.2	143.7
Other payables	150.2	125.0
	11,288.0	7,142.9

(i) The deferred value-added sales tax is related to the deferred scheduling of ICMS payables offered by certain states in Brazil, as part of incentive programs. The deferred percentages can be fixed depending on the program, or fluctuate between 65% to 90% in the first year, and 50% through the last year. The deferred amounts are partially indexed to a general price index.

Interest-bearing loans and borrowings

Current and non-current interest-bearing loans and borrowings totaled R$4,102.3 million as of December, 31 2011 compared to R$6,770.4 million on December 31, 2010. The reduction of R$2,668.1 million, or 65.0% in gross indebtedness in the fiscal year ended on December 31, 2011 is primarily due to settlements in Brazil in the period of R$(2,609.0) million regarding Bonds 11 and 13 and R$(475.5) million regarding credit lines extended by BNDES, among which Finem UMBNDES, Finem URTJLP, Agro-industrial Credit and Bank Credit Bill. In the subsidiaries, the payments totaled R$(14,527) in HILA, R$(389,230) in Latin America South and R$(1,533,131) in Labatt. The amount raised by the Company in the period totaled R$1,064.0 million in Brazil through Finem UMBNDES and Finem URTJLP credit facilities; and R$9,986 in HILA, R$68,968 in LAS and R$456,677 in Labatt.

Income tax and social contribution payable

As of December 31, 2011 the income tax and social contribution payable balance totaled R$793.9 million compared to R$701.6 million on December 31, 2010. Such increase of R$92.3 million or 13.2% was primarily due to the increase in the taxable base in the period.

Equity

As of December 31, 2011 the equity totaled R$25,611.3 million compared to R$24,361.9 million on December 31, 2010. Such increase of R$1,249.4 million, or 5.1% was primarily due to the profit for the fiscal year 2011 in the amount of R$8,641.0 million, which was partially offset by the allocation of R$7,321.7 million for dividend and IOC payment.

10.1 General financial and asset conditions

Deferred tax (assets and liabilities)

As of December 31, 2011 the balance of deferred tax (assets and liabilities) totaled R$712.6 million compared to R$1,472.9 million on December 31, 2010. Such reduction of R$760.3 million, or 51.6% is described in the tables below, which contain a breakdown of deferred tax according to the origin of temporary difference.

(R$ million)		2011
	Assets	Liabilities	Net
Property, plant and equipment	2.6	(150.3)	(147.7)
Intangible assets	5.5	(355.7)	(350.2)
Goodwill	58.7	-	58.7
Inventories	100.7	(1.5)	99.2
Investment securities	5.5	-	5.5
Trade and other receivables	27.7	-	27.7
Trade and other payables	-	(303.1)	(303.1)
Interest-bearing loans and borrowings	-	(19.4)	(19.4)
Employee benefits	478.7	(0.1)	478.6
Provisions	270.1	(4.3)	265.8
Derivatives	8.6	(20.2)	(11.6)
Tax credits for corporate restructuring	580.8	-	580.8
Other items	17.3	-	17.3
Partnership profit	-	(311.8)	(311.8)
Loss carryforwards	322.8	-	322.8
Gross deferred tax assets / (liabilities)	1,879.0	(1,166.4)	712.6
Netting by taxable entity	(431.9)	431.9	-
Net deferred tax assets / (liabilities)	1,447.1	(734.5)	712.6

(R$ million)		2010
	Assets	Liabilities	Net
Property, plant and equipment	2.3	(184.4)	(182.1)
Intangible assets	7.2	(360.5)	(353.3)
Goodwill	115.6	-	115.6
Inventories	12.6	-	12.6
Investment securities	6.0	-	6.0
Trade and other receivables	25.7	-	25.7
Trade and other payables	-	(209.6)	(209.6)
Interest-bearing loans and borrowings	-	(35.8)	(35.8)
Employee benefits	329.5	(0.3)	329.2
Provisions	278.3	(0.2)	278.1
Derivatives	142.6	-	142.6
Tax credits for corporate restructuring	931.8	-	931.8
Other items	38.5	-	38.5
Loss carryforwards	373.6	-	373.6
Gross deferred tax assets / (liabilities)	2,263.7	(790.8)	1,472.9
Netting by taxable entity	(242.1)	242.1	-
Net deferred tax assets / (liabilities)	2,021.6	(548.7)	1,472.9

10.1 General financial and asset conditions

Balance Sheet for the Fiscal Years Ended on December 31, 2010 compared to 2009

Assets

Cash and cash equivalents

As of December 31, 2010 the balance of cash and cash equivalents totaled R$5,909.3 million, compared to R$4,042.9 million on December 31, 2009. Such increase of R$1,866.4 million, or 46.2% is primarily due to the cash generated from operations in 2010, that compared to 2009 presented an increase of 15.7%.

Trade and other receivables

As of December 31, 2010 the balance of trade and other receivables totaled R$4,994.4 million compared to R$4,459.0 million on December 31, 2009. Such increase of R$535.4 million or 12.0% is demonstrated in the tables below:

(R$ million)

Non-current	2010	2009
Trade receivables	2.3	18.2
Cash deposits for guarantees	550.4	497.8
Derivatives with positive fair value	220.8	-
Taxes receivable	331.1	225.7
Other receivables	95.7	64.8
	1,200.3	806.5
Current	2010	2009
Trade receivables	1,839.7	1,771.3
Interest receivable	159.8	52.5
Taxes receivable	415.7	317.3
Derivatives with positive fair value	731.6	975.6
Prepaid marketing expenses	494.2	365.9
Other receivables	153.1	169.9
	3,794.1	3,652.5

Inventories

As of December 31, 2010 the balance of inventory totaled R$1,905.2 million, compared to R$1,488.1 million on December 31, 2009. Such increase of R$417.1 million or 28.0% was primarily due to an increase in the inventory of raw materials and consumables in 2010 to meet the expected demand as demonstrated below:

(R$ million)	2010	2009
Prepayments	208.7	102.6
Raw material and consumables	1,195.0	918.6
Work in progress	102.0	106.2
Finished goods	389.5	339.1
Goods purchased for resale	10.0	21.6
	1,905.2	1,488.1

Taxes receivable

As of December 31, 2010 the balance of taxes receivable totaled R$181.2 million, compared to R$986.2 million on December 31, 2009. Such reduction is primarily due to the use of credits and net presentation of the amounts payable.

10.1 General financial and asset conditions

Property, plant and equipment

On December 31, 2010 the balance of Property, plant & equipment totaled R$7,032.3 million, compared to R$6,595.1 million on December 31, 2009. The transactions that resulted in a net increase of R$437.2 million or 6.6% is demonstrated in the table below:

(R$ million)			2010			2009
	Landand buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost

Balance at end of previous year	3,152.2	10,081.4	2,020.7	612.1	15,866.4	16,043.1
Effect of movements in foreign exchange	(112.1)	(471.0)	(50.7)	(11.5)	(645.3)	(1,687.7)
Acquisitions through business combinations	-	-	-	-	-	17.0
Acquisitions	4.0	139.6	44.1	2,037.1	2,224.8	1,307.1
Disposals	(103.0)	(617.7)	(181.5)	(2.4)	(904.6)	(245.2)
Transfer to other asset categories	49.1	511.5	471.8	(1.235.5)	(203.1)	(217.0)
Others(1)	17.1	85.1	6.2	1.5	109.9	649.0
Balance at end	3,007.3	9,728.9	2,310.6	1,401.3	16,448.1	15,866.3

Depreciation and Impairment
Balance at end of previous year	(1,380.7)	(6,597.2)	(1,293.4)	-	(9,271.3)	(8,738.5)
Effect of movements in foreign exchange	54.8	352.9	23.4	-	432.4	767.8
Depreciation	(100.7)	(869.6)	(293.5)	-	(1,263.8)	(1,109.0)
Acquisitions through business combinations	-	-	-	-	-	-
Losses from reduction to recoverable value(2)	-	(150.3)	(2.6)	-	(152.9)	(100.9)
Disposals	67.4	484.0	172.7	-	724.2	184.2
Transfers to other asset categories	8.5	405.2	(231.1)	-	182.6	200.7
Others(1)	(12.7)	(58.4)	4.1	-	(67.0)	(475.6)
Balance at end	(1,364.0)	(6,433.4)	(1,618.4)	-	(9,415.8)	(9,271.3)
Carrying amount:
December 31. 2009	1,771.5	3,484.2	727.3	612.1	6,595.1	6,595.1
December 31. 2010	1,643.3	3,295.5	692.2	1,401.3	7,032.3	-

(1)In 2009 it was included in the table for monetary restatement resulting from the application of IAS 29 to the Company's operations in Venezuela in a net amount of R$123.8 million, of which R$551.3 million corresponding to the acquisition cost and R$427.5 million corresponding to depreciation.

(2)Substantially refers to losses with returnable packages.

Intangible assets

As of December 31, 2010 the balance of intangible assets totaled R$1,823.2 million, compared to R$1,932.6 million on December 31, 2009. The net reduction of R$109.4 million or 5.7% was primarily due to a devaluation of intangible assets in reais, in the amount of R$92.4 million as a consequence of the appreciation of real in relation to other functional currencies of invested companies.

10.1 General financial and asset conditions

Goodwill

As of December 31, 2010 the balance of Goodwill totaled R$17,441.8 million, compared to R$17,527.5 million on December 31, 2009. The cause for a net reduction of R$85.7 million or 0.5% is demonstrated in the table below:

Balance on December 31, 2009	17,527.5
Foreign exchange variation	(85.7)
Balance on December 31, 2010	17,441.8

Liabilities

Interest-bearing loans and borrowings

Current and non-current interest-bearing loans and borrowings totaled R$6,770.4 million on December 31, 2010 compared to R$7,261.3 million on December 31, 2009. The reduction of R$490.9 million, or 6.8% in gross indebtedness for the year ended on December 31, 2010 is primarily due to the raising in Brazil of R$667.7 million regarding Finem UMBNDES, Finem URTJLP, Agro-industrial Credit and EGF financing and R$200,000 regarding a Bank Credit Bill transaction. The company s subsidiaries have also raised funds in the amounts of R$50,996 in Hila-ex and R$121,562 in Latin America South. The settlements of loans in Brazil totaled R$(385.0) million regarding the credit lines extended by BNDES, the Agro-industrial Credit and EGF. In subsidiaries, payments were of R$(204.1) million in Hila-ex, R$(254.6) million in Latin America South and R$(424.4) million in Labatt.

The total loans were also affected by a reduction of R$(152.9) million in the year regarding foreign exchange variation and the 2011, 2013 and 2017 Bonds fair value variation, and also by the variation of fair value of loans related to tax incentives in the amount of R$(43.0) million.

Income tax and social contribution payable

As of December 31, 2010, the income tax and social contribution balance totaled R$701.6 million, compared to R$1,295.9 million on December 31, 2009. Such reduction of R$594.3 or 45.9% is primarily due to the use of credits and the net presentations of the amounts payable.

Equity

As of December 31, 2010 the equity balance totaled R$24,361.9 million, compared to R$22,017.4 million on December 31, 2009. Such increase of R$2,344.5 million, or 10.6% is primarily due to the profit in the fiscal year 2010 in the amount of R$7,561.4 million that was partially offset by the distribution of dividends in the amount of R$5,079.4 million.

Deferred tax (assets and liabilities)

As of December 31, 2010 the balance of deferred tax (assets and liabilities) totaled R$1,472.9 million compared to R$2,149.1 million on December 31, 2009. Such reduction of R$676.2 million, or 31.5%, is described in the tables below that show the breakdown of the deferred tax by origin of the temporary difference.

10.1 General financial and asset conditions

(R$ million)	2010
	Assets	Liabilities	Net
Property, plant and equipment	2.3	(184.4)	(182.1)
Intangible assets	7.2	(360.5)	(353.3)
Goodwill	115.6	-	115.6
Inventories	12.6	-	12.6
Investment securities	6.0	-	6.0
Trade and other receivables	25.7	-	25.7
Trade and other payables	-	(209.6)	(209.6)
Interest-bearing loans and borrowings	-	(35.8)	(35.8)
Employee benefits	329.5	(0.3)	329.2
Provisions	278.3	(0.2)	278.1
Derivatives	142.6	-	142.6
Tax credits for corporate restructuring	931.8	-	931.8
Other items	38.5	-	38.5
Loss carryforwards	373.6	-	373.6
Gross deferred tax assets / (liabilities)	2,263.7	(790.8)	1,472.9
Netting by taxable entity	(242.1)	242.1	-
Net deferred tax assets / (liabilities)	2,021.6	(548.7)	1,472.9

(R$ million)	2009
	Assets	Liabilities	Net
Property, plant and equipment	3.5	(209.9)	(206.4)
Intangible assets	22.1	(399.7)	(377.6)
Goodwill	155.1	-	155.1
Inventories	10.2	(2.2)	8.0
Trade and other receivables	23.2	-	23.2
Interest-bearing loans and borrowings	1.8	(97.5)	(95.7)
Employee benefits	332.6	(39.8)	292.8
Provisions	426.3	(4.2)	422.1
Derivatives	174.9	-	174.9
Tax credits for corporate restructuring	1,282.8	-	1,282.8
Other items	59.7	(116.6)	(56.9)
Loss carryforwards	526.9	-	526.9
Gross deferred tax assets / (liabilities)	3,019.0	(869.9)	2,149.1
Netting by taxable entity	(367.6)	367.6	-
Net deferred tax assets / (liabilities)	2,651.4	(502.3)	2,149.1

10.1 General financial and asset conditions

INCOME STATEMENT

(R$ million)	Fiscal years ended on December 31,
	2011	2010	2009
Income Statement (IFRS)	(R$ million)

Net sales	27,126.7	25,233.3	23,194.0
Cost of sales	(8,793.3)	(8,449.0)	(7,731.9)
Gross profit	18,333.4	16,784.3	15,462.1
Sales and marketing expenses	(6,251.0)	(6,038.5)	(5,542.0)
General and administrative expenses	(1,180.6)	(1,197.0)	(1,478.1)
Other operating income /(expenses)	784.5	624.9	539.3
Special items	23.1	(150.8)	196.6
Income from operations	11,709.4	10,022.9	9,177.9
Net Finance Result	(468.1)	(319.4)	(982.1)
Income tax expense	(2,522.0)	(2,084.5)	(2,208.1)
Share of results of associates	0.5	0.2	0.7
Profit	8,719.8	7,619.2	5,988.4
Attributable to:
Equity holders of Ambev	8,641.0	7,561.4	5,986.1
Non-controlling interest	78.8	57.8	2.3

Operating Results for the Fiscal Year ended on December 31, 2011 compared to that of 2010

Please find below the consolidated results of the Company:

	Highlights of the Consolidated Financial Information
	2011	2010	% Variation
(R$ million, except for amounts related to volumes, percentages and value per share)

Sales volume - 000 hectoliters	165,043.9	165,142.5	(0.1%)
Net sales	27,126.7	25,233.3	7.5%
Net revenues per hectoliter R$/hl	164.4	152.8	7.6%
Cost of sales	(8,793.3)	(8,449.0)	4.1%
Gross profit	18,333.4	16,784.3	9.2%
Gross margin (%)	67.6%	66.5%
Sales and marketing expenses	(6,251.0)	(6,038.5)	3.5%
Administrative expenses	(1,180.6)	(1,197.0)	(1.4%)
Other operating income /(expenses)	784.5	624.9	25.5%
Special items	23.1	(150.8)	nm
Income from operations	11,709.4	10,022.9	16.8%
Operating margin (%)	43.2%	39.7%
Profit	8,719.8	7,619.2	14.4%
Net margin	32.1%	30.2%

Amounts may not add due to rounding

10.1 General financial and asset conditions

Margin Analysis

The table below contains certain items of our income statement expressed as percentages of Net Sales for the years ended on December 31, 2011 and 2010:

	Year ended on December 31,
	2011	2010
	(%)	(%)

Net Sales	100.0	100.0
Cost of sales	(32.4)	(33.5)
Gross profit	67.6	66.5
Sales and marketing expenses	(23.0)	(23.9)
Administrative expenses	(4.4)	(4.7)
Other operating income /(expenses)	2.9	2.5
Special items	0.1	(0.6)
Income from operations	43.2	39.7

Financial Highlights by Business Segment

Please find below some financial highlights by business segment for the years ended on December 31, 2011 and 2010:

			Year ended on December 31,
			2011					2010

	Brazil	Hila-Ex(1)	LAS (2)	Canada	Total	Brazil	Hila-Ex(1)	LAS (2)	Canada	Total
Net sales	18,616.9	515.5	4,488.9	3,505.4	27,126.7	17,146.6	563.9	3,857.2	3,665.6	25,233.3
Cost of sales	(5,680.1)	(326.0)	(1,740.8)	(1,046.4)	(8,793.3)	(5,421.0)	(372.9)	(1,500.2)	(1,154.9)	(8,449.0)
Gross profit	12,936.8	189.5	2,748.1	2,459.0	18,333.4	11,725.6	191.0	2,357.0	2,510.7	16,784.3
Sales, marketing and administrative expenses	(5,006.1)	(270.7)	(978.3)	(1,176.5)	(7,431.6)	(4,865.9)	(317.3)	(861.4)	(1,190.9)	(7,235.5)
Other operating income /(expenses)	776.3	(3.2)	2.1	9.3	784.5	634.2	3.1	(13.9)	1.5	624.9
Special items	35.6	-	(9.2)	(3.3)	23.1	(59.3)	-	(14.1)	(77.4)	(150.8)
Income from operations	8,742.6	(84.4)	1,762.7	1,288.5	11,709.4	7,434.6	(123.2)	1,467.6	1,243.9	10,022.9

(1) Operations in Hispanic Latin America excluding the operations of Latin America South (LAS). (2) Includes operations in Argentina, Bolivia, Paraguay, Uruguay and Chile.

Net Sales

For further information on net sales, please refer to item 10.2 (b) of this Annex I.

Cost of Sales

Total cost of sales has increased 4.1% for the year ended on December 31, 2011 to R$8,793.3 from R$8,449.0 million in the same period in 2010. As a percentage of our net sales, total cost of sales decreased to 32.4% in 2011, from 33.5% in 2010.

	Cost of Sales per hectoliter
	Year ended on December 31,
	2011	2010	% Variation
	(R$, except for percentages)
Latin America North	49.9	48.3	3.4%
Brazil	49.8	47.7	4.6%
Beer Brazil(1)	52.0	49.3	5.4%
CSD&NANC(2)	43.7	42.9	2.0%
HILA-ex(3)	51.1	58.9	(13.2)%
Latin America South	50.4	44.3	13.6%
Canada	103.2	102.8	0.4%
Ambev Consolidated	53.3	51.2	4.1%

(1) Beer operations of the Company in Brazil.
(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.
(3) Beer and soft drink operations in Hispanic Latin America, excluding the operations in Latin America South (LAS).

10.1 General financial and asset conditions

Latin America North Operations

Brazilian Operations

Total cost of sales of our Brazilian operations increased 4.8% for the year ended on December 31, 2011 to R$5,680.1 million in relation to R$5,421.0 million in the same period in 2010. The cost of sales per hectoliter of our Brazilian operations increased 4.6% for the year ended on December 31, 2011 to R$49.8/hl in relation to R$47.7/hl in the same period in 2010.

Beer Operation in Brazil. The cost of Sales of our Brazilian beer operation increased 5.5% to R$4,396.9 million for the year ended on December 31, 2011. The cost of sales per hectoliter presented an increase of 5.4%. Such increase was mainly driven by (i) commodities prices and (ii) packaging costs, effects that were partially offset by (iii) the costs of raw materials indexed in U.S. dollars and hedged to Brazilian reais at a lower rate compared to that of previous year; and (iv) favorable comparison to previous year that was affected by a higher cost of imported cans due to short capacity of local industry.

Carbonated soft drinks and non-alcoholic and non-carbonated beverages operations in Brazil. Cost of sales of carbonated soft drinks and non-alcoholic and non-carbonated beverages (CSD & NANC) in Brazil increased 2.4%, totaling R$1,283.2 million. The cost of sales per hectoliter increased 2.0% to R$43.7 driven by (i) higher packaging costs and (ii) sugar costs, hedged at a higher price than last year, partially offset by (iii) the costs of raw materials indexed in U.S. dollars and hedged to Brazilian reais at a lower rate compared to that of previous year.

HILA-Ex Operations

The cost of sales of our operations in HILA-Ex decreased 12.6% in 2011 to R$326.0 million. Such reduction in reais was mainly driven by our business combination in Venezuela on October 20, 2010, provided that as of the fourth quarter of 2010 the Company has ceased to consolidate the results of its subsidiary in that country. The cost of sales per hectoliter decreased by 13.2% in reported term, but increased 3.2% in organic terms isolating the effects of currency changes and the Venezuela operation. The organic increase was a result of (i) higher volumes and (ii) general inflation in the region, partially offset by (iii) lower packaging costs.

Latin America South Operations

The cost of sales of our Latin America South (LAS) operations was of R$1,740.8 million in 2011, representing a 16.0% growth compared to 2010. The cost of sales per hectoliter presented a 13.6% increase for the year. Such increase in costs was driven by (i) higher prices of commodities, (ii) inflation and higher labor costs, primarily in Argentina, partially offset by (iii) the depreciation of the Argentine peso.

Operation in Canada

The cost of sales of Labatt Brewing Company Limited decreased 9.4% for the year ended on December 31, 2011, totaling R$1,046.4 million, compared to R$1,154.9 million in 2010. Such decrease was primarily due to (i) the phasing out of contracted volume supplied to NAB (North American Breweries, Inc.), (ii) productivity initiatives, and (iii) gains derived from the closing down of the Hamilton brewery.

Gross Profit

Our gross profit increased by 9.2% for the year ended on December 31, 2011 to R$18,333.4 million, compared to R$16,784.3 million in the same period of 2010. The table below sets forth the contribution of each business unit to the Company s consolidated gross profit.

10.1 General financial and asset conditions

	Gross Profit
	2011			2010
	(R$ million, except for percentages)
	Amount	% Contrib.	Margin	Amount	% Contrib.	Margin
Latin America North	13,126.3	71.6%	68.6%	11,916.6	71.0%	67.3%
Brazil	12,936.8	70.6%	69.5%	11,725.6	69.9%	68.4%
Beer Brazil(1)	11,270.6	61.5%	71.9%	10,112.0	60.2%	70.8%
CSD&NANC (2)	1,666.2	9.1%	56.5%	1,613.6	9.6%	56.3%
HILA-Ex (3)	189.5	1.0%	36.8%	191.0	1.1%	33.9%
Latin America South	2,748.1	15.0%	61.2%	2,357.0	14.0%	61.1%
Canada	2,459.0	13.4%	70.2%	2,510.7	15.0%	68.5%
Ambev Consolidated	18,333.4	100.0%	67.6%	16,784.3	100.0%	66.5%
(1) Beer operations in Brazil.
(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.
(3) Beer and carbonated soft drink operations in Hispanic Latin America, excluding the operations of Latin America South (LAS).

Sales, marketing and administrative expenses

Our sales, marketing and administrative expenses totaled R$7,431.6 million for the year ended on December 31, 2011, representing a 2.7% growth compared to the same period in 2010. Please find below an analysis of sales, marketing and administrative expenses for each business unit.

Latin America North Operations

Brazilian Operations

Sales, marketing and administrative expenses in Brazil totaled R$5,006.1 million for the year ended on December 31, 2011, a 2.9% increase compared to the same period in 2010.

Brazilian Beer Operation. Sales, marketing and administrative expenses totaled R$4,394.0 million for the year ended on December 31, 2011, a 3.2% increase compared to the same period in 2010. Such increase in operating expenses was mainly driven by (i) general inflation, and (ii) higher logistics costs (decelerating throughout the year due to our investments in capacity in the North and Northeast of the country), which were partially offset by (iii) initiatives to reduce costs.

Carbonated Soft Drinks and Non-alcoholic and Non-carbonated Beverages. Sales, marketing and administrative expenses for the segment of carbonated soft drinks and non-alcoholic and non-carbonated beverages totaled R$612.1 million for the year ended on December 31, 2011, a 0.7% increase compared to the same period in 2010 due to (i) higher logistics costs, (ii) general inflation, partially offset by (iii) initiatives to reduce costs.

HILA-Ex Operations

Sales, marketing and administrative expenses for our operations in HILA-Ex totaled R$270.7 million for the year ended on December 31, 2011, a 14.7% decrease compared to the same period in 2010, driven by the business combination in Venezuela on October 20, 2010, provided that as of the fourth quarter of 2010 the Company has ceased to consolidate the results of its subsidiary in that country. Sales, marketing and administrative expenses have organically increased 17.8% as a result of higher volume and general inflation in the region.

10.1 - General financial and asset conditions

Latin America South Operations

Sales, marketing and administrative expenses totaled R$978.3 million for the year ended on December 31, 2011, a 13.6% increase compared to the same period in 2010. Such increase was mainly driven by (i) higher transportation and labor costs, mostly caused by inflation in Argentina and (ii) additional marketing expenses to support our brands in the region, partially offset by (iii) the devaluation of Argentine peso.

Canada Operations

Sales, marketing and administrative expenses of Labatt Brewing Company Limited totaled R$1,176.5 million for the year ended on December 31, 2011, a 1.2% in relation to 2010 primarily due to the devaluation of the Canadian dollar.

Other Operating Income/ (Expenses)

The net balance of other operating income/ (expenses) for the year ended on December 31, 2011 represented a gain of R$784.5 million compared to a gain of R$624.9 million in 2010. The increase in mainly due to: (i) government grants; (ii) reversal of provisions, and (iii) to the net present value adjustment of greater long term fiscal incentives.

Special items

Special items totaled an income of R$23.1 million in 2011 mainly due to (i) proceeds from sale of property, partially offset by (ii) restructuring costs. The 2010 full year result was an expense of R$150.8 million, mainly explained by (i) expenses related to the closure of the Labatt Hamilton brewery, (ii) restructuring costs and (iii) an impairment resulting from the disposal of Venezuela.

Income from operations

Income from operations totaled R$11,709.4 million for the year ended on December 31, 2011, a 16.8% increase over the R$10,022.9 in 2010 primarily due to a higher gross profit and other operating income.

Net Finance Result

In 2011, our net finance result was an expense of R$468.1 million, compared to an expense of R$319.4 million in 2010. Such result is mainly explained by: (i) expenses related to the prepayment of bond 13 and (ii) losses from foreign exchange variation, partially offset by (iii) higher interest income due to higher average cash held in the period.

The Company s total debt decreased R$2,668.1 million compared to 2010, while its balance of cash, cash equivalents and current investment securities increased R$3,429.6 million, demonstrating the strong cash generation in the year. Consequently, there was a R$3,960.2 million reduction in the net debt.

Income Tax Expense

In 2011 our expenses with income tax and social contribution totaled R$2,522.0 million, an increase of 21.0% in relation to the R$2,084.5 million in 2010. The effective rate was 22.4%, compared to 21.5% in the previous year. Such increase in our effective rate during the year was primarily due to a higher profit before tax taxable at a rate of 32.6%, which was partially offset by higher IOC and income tax benefits.

10.1 - General financial and asset conditions

Profit

Our profit for the year ended on December 31, 2011 was of R$8,719.8 million, representing a 14.4% increase compared to the R$7,619.2 million in 2010.

Non-controlling interest

In 2011, our expenses with non-controlling interest totaled R$78.8 million, compared to R$57.8 million in 2010. The variation is mainly explained by the business combination in Venezuela on October 20, 2010, provided that as of the fourth quarter of 2010 the Company has ceased to consolidate the results of its subsidiary in that country.

Operating Results for the Year Ended on December 31, 2010, compared to that of 2009

Please find below the consolidated results for the Company:

	Highlights of the Consolidated Financial Information
	2010	2009	% Variation
	(R$ million, except for volumes, percentages and value per share)

Sales volumes - 000 hectoliters	165,142.5	154,722.3	6.7%
Net sales	25,233.3	23,194.0	8.8%
Net Sales per hectoliter -	152.8	149.9	1.9%
R$/hl
Cost of sales	(8,449.0)	(7,731.9)	9.3%
Gross profit	16,784.3	15,462.1	8.6%
Gross margin (%)	66.5%	66.7%
Sales and marketing expenses	(6,038.5)	(5,542.0)	9.0%
Administrative expenses	(1,196.9)	(1,478.0)	(19.0%)
Other operating income	624.9	539.3	15.9%
/(expenses)
Special items	(150.8)	196.6
Income from operations	10,022.9	9,177.9	9.2%
Operating margin (%)	39.7%	39.6%
Profit	7,619.2	5,988.4	27.2%
Net margin	30.2%	25.8%

Amounts may not add due to rounding

Margin Analysis

Please find below a table containing certain items of our income statement expressed as percentages of net sales for the years ended on December 31, 2010 and 2009:

	Year ended on December 31,
	2010	2009
	(%)	(%)

Net sales	100.0	100.0
Cost of sales	(33.5)	(33.3)
Gross profit	66.5	66.7
Sales and marketing expenses	(23.9)	(23.9)
Administrative expenses	(4.7)	(6.4)
Other operating income /(expenses)	2.5	2.3
Special items	(0.6)	0.8
Income from operations	39.7	39.6

10.1 - General financial and asset conditions

Highlights of Financial Information by Business Segment

Please find below a table containing some highlights of our financial information by business segment for the years ended on December 31, 2010 and 2009:

	Year ended on December 31,
			2010					2009
	Brazil	Hila-Ex(1)	LAS (2)	Canada	Total	Brazil	Hila-Ex(1)	LAS (2)	Canada	Total
Net sales	17,146.6	563.9	3,857.2	3,665.6	5,233.3	14,632.1	782.1	3,826.5	3,953.3	23,194.0
Cost of sales	(5,421.0)	(372.9)	(1,500.2)	(1,154.9)	(8,449.0)	(4,411.2)	(489.5)	(1,490.8)	(1,340.3)	(7,731.9)
Gross profit	11,725.6	191.0	2,357.0	2,510.7	16,784.3	10,220.8	292.7	2,335.7	2,612.9	15,462.1
Sales, marketing and administrative expenses	(4,865.9)	(317.3)	(861.4)	(1,190.9)	(7,235.5)	(4,384.5)	(471.7)	(855.1)	(1,308.8)	(7,020.1)
Other operating income/(expenses)	634.2	3.1	(13.9)	1.5	624.9	523.6	25.9	(14.7)	4.5	539.3
Special items	(59.3)	-	(14.1)	(77.4)	(150.8)	228.1	(8.4)	(13.5)	(9.6)	196.6
Income from operations	7,434.6	(123.2)	1,467.6	1,243.9	10,022.9	6,588.2	(161.5)	1,452.4	1,299.0	9,177.9

(1) Operations in Hispanic Latin America, excluding Latin America South (LAS). (2) Includes the operations of Argentina, Bolivia, Paraguay, Uruguay and Chile.

Net Sales

For further information on net sales, please refer to item 10.2 (b) of this ANNEX 1.

Cost of Sales

Our total cost of sales increased by 9.3% in the year ended on December 31, 2010 to R$8,449.0 million from R$7,731.9 million in 2009. As a percentage of our net sales, the total cost of sales increased to 33.5% in 2010, from 33.3% in 2009.

	Cost of Sales per hectoliter
	Year ended on December 31,
	2010	2009	% Variation
	(R$, except for percentages)
Latin America North	48.3	44.6	8.1%
Brazil	47.7	42.7	11.7%
Beer Brazil(1)	49.3	44.7	10.3%
CSD&NANC(2)	42.9	36.8	16.6%
HILA-ex(3)	58.9	76.5	(23.0%)
Latin America South	44.3	44.7	(0.9%)
Canada	102.8	115.5	(11.0%)
Ambev Consolidated	51.2	50.0	2.4%
(1) Our beer operations in Brazil.
(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.
(3) Beer and soft drink operations in Hispanic Latin America, excluding the operations of Latin America South (LAS).

Latin America North Operations

Brazilian Operations

The total cost of sales of our Brazilian operations increased by 22.9% in the year ended on December 31, 2010 to R$5,421.0 million from R$4,411.3 million in 2009. The cost of sales per hectoliter of our Brazilian operations increased by 11.7% in the fiscal year ended on December 31, 2010 to R$47.7/hl from R$42.7/hl in the same period in 2009.

Brazilian Beer Operation. The cost of sales of our Brazilian beer operation increased 22.1% to R$4,167.3 million for the year ended on December 31, 2010. The cost of sales per hectoliter increased by 10.3%. Such increase was primarily driven by (i) the cost of raw materials indexed to U.S. dollars and hedged into Brazilian reais at a rate higher than that of the previous year; (ii) imported cans due to short capacity of local industry, and (iii) a greater mix of cans, representing a higher cost.

10.1 - General financial and asset conditions

Carbonated soft drinks and non-alcoholic and non-carbonated beverages operations in Brazil. The cost of sales of our carbonated soft drinks and non-alcoholic and non-carbonated beverages operations in Brazil increased 25.4% to R$1,253.7 million. The cost of sales per hectoliter increased 16.3% to R$42.9, as a result of (i) the costs of raw materials indexed to U.S. dollars and hedged into reais at a rate higher than that of previous year, and (ii) higher prices of PET and sugar.

HILA-Ex Operations

The cost of sales of our Hispanic Latin America operations, excluding Latin America South (HILA-Ex) decreased 23.8% in 2010 to R$372.9 million. Such decrease in reais was primarily due to (i) the depreciation of Venezuelan currency, (ii) the business combination in Venezuela on October 20, 2010, provided that the Company has ceased to consolidate the results of its subsidiary in that country as of the four quarter of 2010. The cost of sales has organically increased 24.2%, as a result of an increase in volume, the depreciation of the Venezuelan currency, which affected the price of commodities indexed to U.S. dollars, and general inflation in the region.

Latin America South Operations

In 2010, the total cost of sales of our Latin America South (LAS) operations was R$1,500.2 million, representing a 0.6% growth. The cost of sales per hectoliter was decreased by 1.0% in relation to previous year. Increased costs caused by (i) higher commodities prices and (ii) higher inflation levels and labor costs, primarily in Argentina, that were more than offset by the depreciation of Argentine peso. Organically, the cost per hectoliter increased 14.9%.

Canada Operations

The cost of sales of Labatt Brewing Company Limited was reduced by 13.8% for the year ended on December 31, 2010 totaling R$1,154.9 million, compared to R$1,340.4 million in the same period of 2009. Such drop is primarily due to (i) lower commodities costs (mainly aluminum, corn and rice), (ii) productivity initiatives, and (iii) gains from the closing down of the Hamilton brewery.

Gross Profit

Our gross profit increased 8.6% in the year ended on December 31, 2010 to R$16,784.3 million from R$15,462.1 million in the same period of 2009. Please find below a table demonstrating the contribution of each business unit to the Company s consolidated gross profit.

	Gross Profit
		2010			2009
	(R$ million, except for percentages)
	Amount	% Contrib.	Margin	Amount	% Contrib.	Margin
Latin America North	11,916.6	71.0%	67.3%	10,513.4	68.0%	68.2%
Brazil	11,725.6	69.9%	68.4%	10,220.8	66.1%	69.9%
Beer Brazil(1)	10,112.0	60.2%	70.8%	8,652.8	56.0%	71.7%
CSD&NANC (2)	1,613.6	9.6%	56.3%	1,568.0	10.1%	61.1%
HILA-ex (3)	191.0	1.1%	33.9%	292.7	1.9%	37.4%
Latin America South	2,357.0	14.0%	61.1%	2,335.8	15.1%	61.0%
Canada	2,510.7	15.0%	68.5%	2,612.8	16.9%	66.1%
Ambev Consolidated	16,784.3	100.0%	66.5%	15,462.1	100.0%	66.7%

Beer operations in Brazil.(1) (2) Carbonated soft drinks and non-carbonated and non-alcoholic beverages. (3) Beer and soft drinks Hispanic Latin America Operations excluding Latin America South (LAS).

10.1 - General financial and asset conditions

Sales, marketing and administrative expenses

Our Sales, marketing and administrative expenses totaled R$7,235.5 million for the year ended on December 31, 2010, representing a 3.1% increase compared to the same period in 2009. Please find below an analysis of the sales, marketing and administrative expenses of each of the business units.

Latin America North Operations

Brazilian Operations

Our Sales, marketing and administrative expenses in Brazil totaled R$4,865.9 million for the year ended on December 31, 2010, an 11.0% increase in relation to the same period in 2009.

Ambev s Beer Operations in Brazil. Our sales, marketing and administrative expenses totaled R$4,258.2 million for the year ended on December 31, 2010, an increase of 13.4% compared to the same period in 2009. Such increase was primarily driven by: (i) growth in volume; (ii) higher logistics costs due to a growth in volume in the North and Northeastern regions, (iii) higher weight of direct distribution; and (iv) inflation.

Carbonated Soft Drinks and Non-Alcoholic and Non-Carbonated Beverages. Our sales, marketing and administrative expenses regarding the segment of carbonated soft drinks and non-alcoholic and non-carbonated beverages totaled R$607.7 million for the year ended on December 31, 2010, a 3.5% decrease compared to the same period in 2009 due to lower provision for payment of variable compensation to our employees and members of the management.

HILA-Ex Operations

Our sales, marketing and administrative expenses in HILA-Ex totaled R$317.3 million for the year ended on December 31, 2010, a 32.7% decrease compared to the same period in 2009. Such decrease was due to (i) the depreciation of Venezuelan currency and (ii) the business combination in Venezuela on October 20, 2010, provided that the Company has ceased to consolidate the results of its subsidiary in that country as of the four quarter of 2010. Our sales, marketing and administrative expenses have organically increased 10.8% as a result of a growth in volume and general inflation in the region.

Latin America South Operations

Our sales, marketing and administrative expenses totaled R$861.4 million for the year ended on December 31, 2010, an increase of 0.7% compared to the same period in 2009. The organic increase of 16.2% results from higher expenditures with transportation and salaries, primarily due to inflation in Argentina, and from higher marketing expenses in the region, which was offset by the depreciation of the Argentine peso.

Canada Operations

The sales, marketing and administrative expenses of Labatt Brewing Company Limited totaled R$1,190.9 million for the year ended on December 31, 2010, a 9.0% decrease compared to 2009. Such decrease resulted from (i) a contraction in sales volume, (ii) the closing down of the Hamilton brewery, and (iii) a lower provision for payment of variable compensation to our employees and members of the management.

10.1 - General financial and asset conditions

Other Operating Income/ (Expenses)

The net balance of other operating income and expenses for the year ended on December 31, 2010 represented a gain of R$624.9 million compared to a gain of R$539.3 million in 2009. This was primarily driven by: (i) a gain resulting from ICMS tax incentives; (ii) a gain resulting from tax credits recovered from previous years, and (iii) a gain resulting from an increase in the adjustment to present value of long-term ICMS tax incentives.

Special items

Special expenses totaled R$150.8 million in 2010 due to (i) costs related to the business combination in Venezuela; and (ii) expenses regarding the closing down of the Hamilton brewery in Canada; compared to special revenues of R$196.6 million in 2009, primarily explained by gains from perpetual license for Labatt brands in the USA.

Income from operations

Our income from operations increased by 9.2% in the period ended on December 31, 2010 to R$10,022.9 from R$9,177.9 in the same period in 2009. Such increase was primarily due to a higher gross profit, which was partially offset by increased sales, marketing and administrative expenses.

Net Finance Result

The net finance result was an expense of R$319.4 million for the year of 2010 compared to an expense of R$982.1 million in 2009. Such result is primarily explained by higher interest income resulting from an average cash considerably higher than in 2009 and by lower interest expenses due to the settlement of certain debts maturing in the period and which were not rolled over.

The Company s total debt decreased by R$490.8 million compared to 2009, while its balance of cash, cash equivalents and current investment securities increased R$2,880.0 million, This demonstrates our solid capacity to generate cash in the period. Consequently, our net debt was reduced by R$3,370.8 million.

Income Tax Expense

In 2010, our income tax and social contribution totaled R$2,084.5 million, a 5.6% decrease compared to R$2,208.1 million in 2009. The effective rate was of 21.5% against 26.9% recorded in 2009. Such reduction of the effective tax rate was primarily due to: (i) an increase in the income tax incentive in Brazil, (ii) an increase in the IOC (interest on own capital) expenses; (iii) a decrease in non-deductible expenses related to hedge transactions, and (iv) a reversal of income tax provisions, mainly in Canada and Argentina.

Profit

The Company s profit for the year ended on December 31, 2010 was of R$7,619.2 million, representing a 27.2% increase compared to R$5,988.3 million in 2009.

Non-controlling Interest

Non-controlling interest in subsidiaries of the Company totaled an expense of R$57.8 million compared to R$2.3 million in 2009. The main reason for this variation was the gains in 2009 resulting from the reversal of non-controlling interest s provision calculated in respect to some of our subsidiaries in HILA- Ex, which have been recording negative equity until the fourth quarter of 2008.

10.1 - General financial and asset conditions

CASH FLOW
(R$ million)	As of December 31,
Cash Flow	2011	2010	2009
Operating activities	12,606.8	10,062.9	8,697.1
Investment activities	(2,203.4)	(3,174.3)	(1,551.8)
Financing activities	(8,652.0)	(4,861.6)	(5,929.0)
Total	1,751.4	2,027.0	1,216.3

Cash Flow for the Year Ended on December 31, 2011 compared to that of 2010

Operating Activities

Our cash flow from operating activities increased 25.3% to R$12,606.8 million in the year ended on December 31, 2011 compared to R$10,062.9 million in 2010. Such variation was primarily due to a R$2,229.4 million increase in cash generated by the Company`s operations.

Investment Activities

As of December 31, 2011, the cash flow used by the Company in investment activities totaled R$2,203.4 million, compared to R$3,174.3 million in the same period of 2010. This reduction was mainly driven by the acquisition of short-term investments in governmental bonds (fixed income) in 2010 in the amount of R$1,067.5 million and by the sale of those bonds in 2011, partially offset by our investments in capacity expansion, acquisition of commercial assets, intangible and construction of new plants totaling R$3,200.2 million, compared to R$2,286.8 million invested in 2010.

Financing Activities

As of December 31, 2011 the cash flow applied to financing activities totaled R$8,652.0 million, compared to R$4,861.6 million in 2010. Such increase of R$3,790.4 million was primarily due to an increase of R$444.6 million in the dividends paid, in addition to higher disbursements related to our debt in 2011, compared to those in 2010. The R$2,471.0 million net increase in the repayment of borrowings can be explained by (i) Bond 13 issued on September 18, 2003 in the amount of US$500.0 million early paid on November 07, 2011, (ii) Bond 11 issued on December 19, 2001 in the amount of US$500.0 million that matured on December 15, 2011 and (iii) a loan of Labatt in Reais issued on June 28, 2006 in the amount of R$716.0 million that matured on June 20, 2011.

Cash Flow for the Year ended on December 31, 2010 compared to that of 2009

Operating Activities

The Company's cash flow from operating activities increased 15.7% to R$10,062.9 million in the year ended December 31, 2010, compared to R$8,697.1 million in the same period of 2009. This variation can be explained mainly on account of additional R$1,039.6 million in cash generated by the Company's operations, and by reduced net interest expenses in the amount of R$638.8 million, which were partially offset by higher income tax payments made throughout the year in the amount of R$312.6 million.

10.1 - General financial and asset conditions

Investment Activities

Cash flow applied to investment activities of the Company in the year ended December 31, 2010 amounted to R$3,174.3 million against R$1,551.8 million in the same period of 2009. This variation was driven mainly by short-term investments in government bonds (fixed income) in the amount of R$1,067.5 million, and other investments in capacity expansion, acquisition of commercial assets and construction of new production plants in the total amount of R$2,286.8 million, thus representing a year-on-year increase of R$848.0 million.

Financing Activities

Cash flow applied to financing activities of the Company in the year ended December 31, 2010 amounted to R$4,861.6 million compared to R$5,929.0 million in the same period of 2009. The reduction of R$1,067.4 million relates mainly to an increase of R$1,470.3 million in dividends paid compared to 2009, which were partially offset by lower repayments of borrowings in 2010, in relation to 2009 figures. The variation in repayment of borrowings in the amount of R$2,527.0 million can be explained by the repayment of (i) the promissory note issued on April 15, 2008 in the amount of R$1,500.0 million that matured on April 13, 2009, and (ii) a debenture issued July 1, 2006, in the amount of R$817.1 million and that matured on July 1, 2009.

10.2 Operating and financial income

a) operating income of the Company

Description of any material components in the income

The revenues of the Company and its subsidiaries primarily consist of the sale of beers, carbonated soft drinks and non-carbonated and non-alcoholic beverages through the operations described in Item 10.1 above. To a lesser extent, the Company also generates revenues from the sale of malt and by-products deriving from its operations.

The demand for its products is primarily related to consumer disposable income, price and weather conditions in the countries where the Company and its subsidiaries operate.

Factors that materially affect operating income

After two years (2009-10) of strong volume growth, the Company achieved an important expansion in the operating results in 2011 despite a much softer industry, both in beer and soft drinks and non- alcoholic and non-carbonated. The combination of our pricing strategy with better cost management across our operations resulted in cost of sales per hectoliter and sales, marketing and administrative expenses both increasing below inflation, even with pressures in the commodities prices and the logistics costs, which drove a significant margin expansion in our operation. In HILA-Ex, our volumes continued to grow, with relevant market share gains in countries like the Dominican Republic. In Latin America South, we achieved again a significant operating result growth and volume expansion, with market share gains. In Canada, although we faced another year of industry contraction, mainly in the first half of the year, we still managed to increase our operating result in 2011.

In 2010, positive macroeconomic foundations in Brazil continued to support the beer industry growth in Brazil, while the success of our innovations has driven market share gains. The cost of sales in Brazil was adversely affected mainly by higher costs imposed by currency hedges and aluminum can imports. Additional factors that contributed to our increased expenses were the investments made in innovation and World Cup related marketing initiatives, and also increased logistics costs. The soft drink and non-alcoholic beverage business also performed well as a result of higher sales driven by industry growth, however adversely affected by higher sugar prices and U.S. dollar exchange rates.

In the HILA-Ex region, the devaluation of the Venezuelan Bolivar affected the cost of sales.

Our Latin America South operations benefited from the beer industry growth in the region, as well as from a stable or increased market share in all countries. Soft drink operations were adversely affected by a drop in sales volume in Argentina and by high sugar prices.

In Canada, weak industry performance and promotional activities affected sales volumes and total revenues.

In 2009, Brazilian positive macroeconomic environment driven by an increase in disposable income, associated to good weather and temperature conditions and later Carnival celebrations boosted the beer and CSD&NANC industries. Market share gains in beer driven by the focus on innovations and in CSD&NANC also contributed to an increase in our revenues despite of the significant impact caused by higher tax burden in the country.

In 2009 Latin America South was affected by a weak industry, and so was Canada where the global economic crisis presented more significant effects on the Company s results. The consequence was a 0.3% reduction in industry activity, the first retraction in nine years.

The increase in the provision for variable compensation adversely affected Sales, marketing and administrative expenses in 2009.

10.2 Operating and financial income

b) income variation ascribed to variations in prices, foreign exchange rates, inflation, volumes and introduction of new products and services

Net Sales Comparison between figures as of December 31, 2011 and 2010

Net sales increased 7.5% to R$27,126.7 million in the year ended on December 31, 2011 from R$25,233.3 million in 2010.

			Net Sales
	Year ended on December 31,
	2011		2010		% Variation
	R$ million, except for percentages
Latin America North	19,132.4	70.5%	17,710.5	70.2%	8.0%
Brazil	18,616.9	68.6%	17,146.6	68.0%	8.6%
Beer Brazil (1)	15,667.5	57.8%	14,279.3	56.6%	9.7%
CSD&NANC (2)	2,949.4	10.9%	2,867.3	11.4%	2.9%
HILA-ex (3)	515.5	1.9%	563.9	2.2%	(8.6)%
Latin America South	4,488.9	16.5%	3,857.2	15.3%	16.4%
Canada	3,505.4	12.9%	3,665.6	14.5%	(4.4)%
Ambev Consolidated	27,126.7	100.0%	25,233.3	100.0%	7.5%

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages. (1) Beer operations in Brazil. (3) Beer and carbonated soft drinks HILA-Ex Operations.

			Sales Volume
	Year ended on December 31,
	2011		2010		% Variation
	(in thousand hectoliters, except for percentages)
Latin America North	120,339.9	72.9%	120,056.6	72.7%	0.2%
Brazil	113,960.5	69.0%	113,725.6	68.9%	0.2%
Beer Brazil(1)	84,597.8	51.3%	84,475.6	51.2%	0.1%
CSD&NANC(2)	29,362.7	17.8%	29,250.0	17.7%	0.4%
HILA-ex(3)	6,379.4	3.9%	6,331.0	3.8%	0.8%
Latin America South	34,564.7	20.9%	33,854.3	20.5%	2.1%
Canada	10,139.3	6.1%	11,231.6	6.8%	(9.7)%
Ambev Consolidated	165,043.9	100.0%	165,142.5	100.0%	(0.1)%
(1) Beer operations in Brazil. (2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages. (3) Beer and carbonated soft drinks HILA-Ex Operations

	Net Revenues per Hectoliter Year ended on December 31,
	2011	2010	% Variation
		(R$, except for percentages)
Latin America North	159.0	147.5	7.8%
Brazil	163.4	150.8	8.4%
Beer Brazil(1)	185.2	169.0	9.6%
CSD&NANC(2)	100.4	98.0	2.5%
HILA-ex(3)	80.8	89.1	(9.3)%
Latin America South	129.9	113.9	14.0%
Canada	345.7	326.4	5.9%
Ambev Consolidated	164.4	152.8	7.6%
(1) Beer operations in Brazil. (2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages. (3) Beer and carbonated soft drinks HILA-Ex Operations

10.2 Operating and financial income

Latin America North Operations

Brazilian Operations

The Company's net sales of its Brazilian operations increased 8.6% to R$18,616.9 in the year ended on December 31, 2011, from R$17,146.6 million in 2010.

Beer Operations in Brazil. Net revenues of the Brazilian beer operations increased 9.7% in the year ended on December 31, 2011 to R$15,667.5 million, compared to R$14,279.3 million in 2010. The main drivers of this performance were: (i) a 0.1% growth in sales volumes, reflecting a slowdown of the industry in relation to previous years and the negative impact of market share losses; (ii) a 9.6% increase in revenues per hectoliter, which reached R$185.2. Such increase resulted from our price increases and the higher weight of direct distribution, partially offset by an increase in taxes.

Carbonated Soft Drinks and Non-Alcoholic and Non-Carbonated Beverages in Brazil. Net Sales increased 2.9% in the year ended on December 31, 2011 to R$2,949.4 million, from R$2,867.3 in the same period in 2010. The main drivers of this performance were: (i) a 0.4% increase in sales volumes supported by a market share growth offsetting industry contraction in 2011; (ii) a 2.5% increase in revenues per hectoliter, which reached R$100.4. Such increase resulted from increases in prices, partially offset by increases in taxes.

HILA-Ex Operations

HILA-Ex recorded a decrease in net revenues of 8.6% in 2011, and accrued R$515.5 million. The main driver for this reduction in revenues was the de-consolidation of our operations in Venezuela in the fourth quarter of 2010. Organically, HILA-Ex revenues increased 17.8% by virtue of a 9.7% increase in volumes and price increases in our operations.

Latin America South Operations

Net sales in Latin America South (LAS) was of R$4,488.9 million in 2011, compared to R$3,857.2 in 2010, representing an increase of 16.4%. The main driver for this growth was an increase in volumes of 2.1%, combined with prices increases in the region, together with a strong performance of our premium brands, partially offset by the depreciation of the Argentine peso.

Canada Operations

The operations of Labatt Brewing Company Limited in North America contributed R$3,505.4 million to the consolidated revenues of the Company in 2011. This represented a 4.4% decrease in relation to previous year. This performance results from a 9.7% drop in volumes due to industry slowdown and the phasing out of contracted volume supplied to NAB (North American Breweries, Inc.) ) in connection to the grant of the perpetual license for Labatt branded beer for sale exclusively in the USA.

10.2 Operating and financial income

Net Sales Comparison between figures as of December 31, 2010 and 2009

Net sales increased 8.8% for the year ended on December 31, 2010 to R$25,233.3 million from R$23,194.0 million in 2009.

			Net Sales
		Year ended on December 31,
	2010		2009		% Variation
	R$ million, except for percentages
Latin America North	17,710.5	70.2%	15,414.2	66.5%	14.9%
Brazil	17,146.6	68.0%	14,632.1	63.1%	17.2%
Beer Brazil(1)	14,279.3	56.6%	12,064.7	52.0%	18.4%
CSD&NANC(2)	2,867.3	11.4%	2,567.4	11.1%	11.7%
HILA-ex(3)	563.9	2.2%	782.1	3.4%	(27.9)%
Latin America South	3,857.2	15.3%	3,826.5	16.5%	0.8%
Canada	3,665.6	14.5%	3,953.3	17.0%	(7.3)%
Ambev Consolidated	25,233.3	100.0%	23,194.0	100.0%	8.8%
(1) Beer operations in Brazil. (2) Carbonated soft drinks and non-carbonated and non-alcoholic beverages. (3) Beer and soft drinks HILA-Ex Operations.

			Sales Volumes
	Year ended on December 31,
	2010		2009		% Variation
	(in thousands of hectoliters, except for percentages)

Latin America North	120,056.6	72.7%	109,796.1	71.0%	9.3%
Brazil	113,725.6	68.9%	103,397.8	66.8%	10.0%
Beer Brazil(1)	84,475.6	51.6%	76,277.6	49.3%	10.7%
CSD&NANC(2)	29,250.0	17.3%	27,120.3	17.5%	7.9%
HILA-ex(3)	6,331.0	3.8%	6,398.2	4.1%	(1.1)%
Latin America South	33,854.3	20.5%	33,318.7	21.5%	1.6%
Canada	11,231.6	6.8%	11,607.5	7.5%	(3.2)%
Ambev Consolidated	165,142.5	100.0%	154,722.3	100.0%	6.7%
(1) Beer operations in Brazil. (2) Carbonated soft drinks and non-carbonated and non-alcoholic beverages. (3) Beer and soft drinks HILA-Ex Operations.

	Net revenues per hectoliter Year ended on December31,
	2010	2009	% Variation
	(in R$, except for percentages)
Latin America North	147.5	140.4	5.1%
Brazil	150.8	141.5	6.5%
Beer Brazil(1)	169.0	158.2	6.9%
CSD&NANC(2)	98.0	94.7	3.5%
HILA-ex(3)	89.1	122.2	(27.1)%
Latin America South	113.9	114.8	(0.8)%
Canada	326.4	340.6	(4.2)%
Ambev Consolidated	152.8	149.9	1.9%
(1) Beer operations in Brazil. (2) Carbonated soft drinks and non-carbonated and non-alcoholic beverages. (3) Beer and soft drinks HILA-Ex Operations.

10.2 Operating and financial income

Latin America North Operations

Brazilian Operations

Company s net sales of its Brazilian operations increased 17.2% in the year ended on December 31, 2010 to R$17,146.6 million, compared to R$14,632.1 million in the same period of 2009.

Beer Operations in Brazil. Net sales of beer in Brazil increased 18.4% in the year ended on December 31, 2010 to R$14,279.3 million, compared to R$12,064.7 million in the same period of 2009. The main drivers of this performance were: (i) a 10.7% increase in sales volumes, reflecting a stronger industry compared to previous years, primarily due to an increase in consumers income and the positive impact of our increased market share, essentially resulting from our product innovation; (ii) a 6.9% increase in revenues per hectoliter, reaching R$169.0. Such increase resulted from prices increases in line with inflation and combined with a reduced relative increase of taxes per hectoliter.

Carbonated Soft Drinks and Non-Alcoholic and Non-Carbonated Beverages in Brazil. Net sales increased 11.7% in the year ended on December 31, 2010 to R$2,867.3 million, from R$2,567.4 in 2009. The main drivers for this performance were: (i) a 7.9% increase in sales volumes driven by market expansion; (ii) a 3.5% increase in revenues per hectoliter, reaching R$98.0. Such increase was positively affected by prices repositioning implemented throughout 2010.

HILA-Ex Operations

The Company s HILA-Ex Operations recorded a decrease of 27.9% of net revenues in 2010, accruing R$563.9 million. The main driver for this performance was the de-consolidation of our operations in Venezuela as of the fourth quarter of 2010 associated with the depreciation of the Venezuelan currency throughout the year. Organically, HILA-Ex revenues recorded a 14.9% increase by virtue of increases in volumes and prices.

Latin America South Operations

Net sales in Latin America South (LAS) increased 0.8% to R$3,857.2 million in 2010 from R$3,826.5 million in 2009. This weak growth was primarily due to the depreciation of the Argentine currency in relation to Brazilian real, offsetting the organic growth of 15.2% in revenues per hectoliter that reached R$113.9.

Canada Operations

The operations of Labatt Brewing Company Limited in North America contributed R$3,665.6 million to our Company s consolidated revenues in 2010, a 7.3% decrease in relation to previous year. Such performance results from a 4.2% decrease in net revenues per hectoliter due to strong promotional activity in the Canadian market, associated with a slowdown in beer industry and market share losses, resulting in a 3.2% contraction in Company s volumes.

10.2 Operating and financial income

c) impact of inflation, price variations of main inputs and products, foreign Exchange and interest rates on the Company s operating and financial income

In the year ended on December 31, 2011, the cost of sales in Brazil was positively impacted by the currency due to our hedged exchange rate for the Brazilian real against the U.S. dollar which in 2011 was lower than in the previous year. On the other hand, the hedged prices for commodities like sugar, aluminum and barley were unfavorable for the costs in the period, as well as the packaging costs. In Latin America South inflationary pressures, labor costs and higher raw materials and packaging costs negatively impacted the cost of sales. In Canada, costs had a positive impact from the closure of the Hamilton brewery.

One of the main drivers of increased cost of sales in our Brazilian operations for the year ended December 31, 2010 relates to higher hedge rates of Brazilian real against the U.S. dollar. This difference in hedge rates can be explained by the high U.S. dollar exchange rates prevailing in the first semester of 2009 (closing of the 2010 hedge transaction) compared to lower U.S. dollar exchange rates seen in the first semester of 2008 (closing of the 2009 hedge transaction). The costs recorded in the period were also affected by a shortage of aluminum cans experienced by the Brazilian market, forcing can imports at higher costs. Another significant impact on soft drink operations resulted from a strong hike in sugar prices in 2009, when the 2010 hedge transaction was closed. In the HILA-Ex region, the main cost pressure driver was the depreciation of the Venezuelan currency. Our cost performance in Latin America South was adversely affected by inflation pressures and higher malt prices, which were partially offset by improved aluminum prices. In Canada, our cost performance was positively affected by the price of main raw materials such as aluminum, corn and rice.

The cost of sales recorded in the year ended December 31, 2009 for our beer operations in Brazil was positively affected by improved currency hedging compared to our 2008 hedge transactions, as well as by more favorable commodity hedge transactions. Our soft drink operations in Brazil were positively affected by reduced PET costs, however adversely affected by higher sugar hedge prices compared to the preceding year. Our cost performance in HILA-Ex and Latin America South was adversely affected by higher commodity prices and inflation rates, particularly in Argentina and Venezuela. Our cost performance in Canada was adversely affected by the cost of our currency hedge transactions.

In 2011, the net finance result recorded expenses in the amount of R$468.1 million, a 38.1% increase in relation to that of 2010. This result can be explained primarily by: (i) increased interest expenses due to a higher CDI rate in Brazil, (ii) expenses related to the early payment of Bond 13; (iii) losses from foreign exchange variation; (iv) higher interest income due to a higher average balance of cash, cash equivalents and current investment securities compared to 2010.

In 2010, In 2010 the net finance result recorded expenses in the amount of R$319.4 million, a 67.5% reduction year-on-year. This result can be explained by reduced net interest expenses on account of the repayment of certain debts, and by a higher average balance of cash and cash equivalent, which were partially offset by losses recorded in other financial expenses.

In 2009 the net finance result recorded expenses in the amount of R$982.1 million, a 17.5% reduction year-on-year. This result can be explained by reduced net interest expenses on account of the repayment of certain debts, higher average balance of cash and cash equivalents, and a reduction in the reference interest rate, which were partially offset by losses incurred with derivative instruments related to results of our hedge policy and other financial expenses higher than in the preceding year.

10.3 - Events with effective or expected material effects on the financial statements

a) introduction or divestment of operating segment
There was no introduction or divestment of segments.

b) organization, acquisition or disposal of equity interest

In February, 2011, the following events took place under an operating and corporate restructuring project of the Ambev Group designed to have a better accounting, financial and managerial organization of its business, by segregating its production and distribution activities securing increased economic efficiency, synergy gains and a reduction in operating and financial costs resulting from a simplification of our current corporate structure: (i) Split off of Ambev Brasil Bebidas S.A. and Fratelli Vita Bebidas S.A with the transfer of split off assets (including all their distribution assets) to Morena Distribuidora de Bebidas S.A.; and (ii) Merger of Fratelli Vita Bebidas S.A. into Ambev Brasil Bebidas S.A with the transfer of all the assets of the absorbed company into the absorbing company.

On October 20, 2010 Ambev and Cerveceria Regional S.A. completed a transaction by means of which they contributed into a new company their businesses in Venezuela. As a result, Cerveceria Regional now holds a 85.0% equity interest in the new business, while Ambev holds the remaining 15.0%. Ambev's stake in the new company may increase up to 20.0% within a term of four years subject to the conditions of the applicable agreement.

c) unusual events or transactions

There were no unusual events or transactions in the period.

10.4 Significant changes in accounting practices Qualifications and emphasis in the auditors report

a) Significant changes in accounting practices

a.I) Regarding the financial statements for the year ended on December 31, 2011: consolidated and separate financial statements

There were no significant changes in accounting practices applicable to the financial statements of the Company.
a.II) Regarding the financial statements for the year ended on December 31, 2010: consolidated and separate financial statements

To be deemed compliant with international accounting standards, separate individual financial statements prepared in accordance with the applicable Brazilian Corporate Law must satisfy also certain requirements set forth in IFRS 1. Accordingly, CPC 43 provides that in order to harmonize both accounting practices, it is necessary to implement adjustments in separate financial statements prepared by Brazilian companies so that once consolidated such statements will reproduce the same asset, liability, shareholders' equity, and net income (loss) values as would a consolidated financial statement prepared in accordance with the IFRS. Doing so requires reflecting in the separate financial statements those adjustments made when the IFRS were adopted for the purpose of preparing consolidated financial statements (see IFRS 1 First-time Adoption of International Financial Reporting Standards). Hence, this Standard was issued covering individual and separate financial statements. Harmonization adjustments also include adjustments made on account of accelerated adoption of IFRS in preparation of consolidated statements. The Company opted for accelerated adoption of IFRS in preparing its consolidated financial statements in accordance with CVM Statement No. 457 dated July 13, 2007, in order to ensure convergence with the standards already used by its parent company (Anheuser-Busch InBev) and to gain synergies in preparing financial submissions required by both the Comissão de Valores Mobilliários (CVM) and the Securities and Exchange Commission (SEC).

Thus, the date of the opening balance upon implementation of CPCs in individual financial statements was January 1, 2007 (same date as adopted in respect of consolidated financial statements), which period is not covered by comparative balances shown in these financial statements.

Please find below the key adjustments made, reconciliation of net income and reconciliation of shareholders' equity:

Waived Retrospective Application of New Accounting Standards

The Company adopted the following waivers from retrospective application:

Business combination:

As part of its transition to IFRS, in accordance with both the IFRS 3 and CPC 15 the Company chose to reclassify only business combinations concluded as of January 1, 2005. Regarding combination transactions completed before January 1, 2005, the Company recognized at the acquisition date certain intangible assets that were previously included in goodwill. The Company did not apply the IAS 21 and CPC 02 (Effects of variation in exchange rates) standards to business combinations effective as of January 1, 2005. Therefore, adjustments to the fair value (intangible assets) and goodwill were recognized as assets of the Company rather than of the acquired company. For acquisitions completed after January 1, 2005, goodwill represents the portion of the acquisition cost that exceeds the interest of the Company in the net fair value of assets, liabilities, and contingent liabilities identified for the acquired company. As mentioned above, the Company did not apply the exemption provided for in IAS 21 and CPC 02 in connection with said acquisitions.

Cumulative translation differences:

Translation differences occurred before the date of transition to IFRS relative to all foreign operations was not presented as a separate component of the shareholders' equity. Thus, the cumulative translation differences for all foreign operations are deemed zero at the date of transition to IFRS.

Share-based payment transactions:

The Company applied the IFRS 2, Share-based payment, to equity instruments granted as of November 7, 2002 but not yet made effective as of January 1, 2007.

10.4 - Significant changes in accounting practices Qualifications and emphasis in the auditors report

(a) Summary of amended accounting practices and impacts on the profit (loss) and shareholders' equity

The key amendments to accounting practices resulting from first-time adoption of IFRS are listed below:

(a.1) Business combinations:

According to accounting practices previously adopted in Brazil, goodwill generally constitutes the difference between the price paid and the carrying value of acquired net assets. Typically this goodwill is attributed to the difference between the carrying value and the fair value of acquired assets, or explained based on expected future profitability, and amortized over the remaining asset life or in up to ten years. Additionally, negative goodwill occurs when the carrying value of acquired assets exceeds the price paid for acquisition. Generally, this negative goodwill is not amortized but rather realized at the time the investment is disposed of.

According to the IFRS, goodwill represents the portion of the acquisition cost that exceeds the interest of the Company in the net fair value of assets, liabilities, and contingent liabilities identified for the acquired company.

According to IFRS 3/CPC 15, Business combinations, the acquiring entity must immediately recognize in its income statement any excess interest in the fair value of assets, liabilities, and contingent liabilities over the acquisition cost.

As mentioned elsewhere, the Company decided to remeasure only business acquisitions occurred on, or after, January 1, 2005, in accordance with the business combination exemption set out in IFRS 1.

The following business combination transactions completed after January 1, 2005 resulted in differences between BRGAAP and IFRS on the date of initial adoption:

• Quinsa operation

As an integrated transaction (already anticipated in the 2003 agreement), on April 13, 2006 AmBev acquired the remaining stock of Quinsa held by Beverage Associates Corp. (BAC) and consequently a controlling interest in Quinsa's operations, for a total amount of R$2,738,833. Upon completion of this transaction on August 8, 2006, AmBev increased its interest on Quinsa's equity from 56.83% to 91.36%. Pursuant to a certain shareholders' agreement entered into AmBev and BAC, before April 13, 2006 each held a 50% interest in the operations of Quinsa.

• Cintra operation

On March 28, 2007 the Company acquired Goldensand Comércio e Serviços Lda. ( Goldensand ), which then held 95.89% of Cintra's stock. Acting through one of its subsidiaries, the Company also acquired an additional 4.11% of Cintra's stock. As a result, the Company held a 100% interest on Cintra's equity.

On June 20, 2008 Cintra had its corporate name changed to Londrina Bebidas Ltda.

(a.2) Income taxation:

According to accounting practices previously adopted in Brazil, the Company recognized deferred tax assets to the extent said assets would be realizable over ten years at a maximum. Pursuant to the new accounting standard, deferred income tax is recognized at the estimated future impact of interim differences, tax losses and social contribution negative taxable bases. A deferred income tax liability is recognized for all interim tax differences, while the deferred income tax asset is recognized only to the extent taxable income is likely to exist against which the deductible interim difference can be applied. Deferred tax assets and liabilities are classified under long-term assets and liabilities, as applicable. Current tax assets and liabilities are offset where the entity has a legally enforceable right to do so and to the extent say assets and liabilities relate to taxes assessed by the same tax authority. Deferred tax assets and liabilities will also be offset to the extent the requirements applicable to offsetting current tax assets and liabilities are satisfied. The income tax relating to items recognized directly in the shareholders' equity over the current period, or in a preceding period, are recognized directly in the same account.

10.4 - Significant changes in accounting practices Qualifications and emphasis in the auditors report

(a.3) Employee benefits:

Pursuant to accounting practices previously adopted in Brazil, the Company would apply CVM Resolution No. 371 to recognize liabilities arising from pension plan and other post-retirement benefits in its financial statements. Pursuant to the new accounting standard, actuarial gains and losses (defined as the difference between a plan's net assets and its projected benefit liabilities) are treated as non-recordable amounts for balance sheet purposes and must be recognized in financial statements fully in the shareholders' equity.

(a.4) Presentation of financial statements:

Interests of non-controlling shareholders (also known as minority interests) were grouped and recognized in the shareholders' equity and no longer as a separate item above the latter.

(a.5) Earnings per share:

The purpose of this standard is to provide guidelines for determining and presenting the earnings per share in order to enhance performance benchmarking between companies over one same period, or for the same company in different periods. This standard focuses on determining the denominator that is to be applied in the calculation of the earnings per share.

(b) Key balance sheet reclassifications:

- Assets held for sale were reclassified from non-current assets to current assets.

- Financial derivative instruments having a positive fair value (presented in Accounts receivable and other receivables) were offset against financial derivative instruments having a negative fair value (presented as Accounts payable).

(c) Key income statement reclassifications:

- Finance income and cost are now presented after Operating income in Net finance result . - Part of Non-operating income/ (expenses) is now presented under Special Items .

- Revenues derived from sales of byproducts were reclassified under cost of sales so that the relevant net profit could be presented in this group.

- Expenditures with transportation of materials between plants and distribution centers, which were previously presented under cost of sales, were reclassified as commercial expenses .

The management of the Company reviewed the standards described above, which were effective January 1, 2010, and did not identified any significant impact on the consolidated financial statements prepared for the year ended.

b) Significant effects of changes in accounting practices

b.1) Regarding the financial statements for the year ended on December 31, 2011: not applicable.

b.2) Regarding the financial statements for the year ended on December 31, 2010:

Consolidated and separate financial statements

Separate statements:

Following is a discussion of the impact of implementing CPC43 through reconciliation of the profit and shareholders' equity, as described above:

10.4 - Significant changes in accounting practices Qualifications and emphasis in the auditors report

Reconciliation of profit previously disclosed
(in thousands of reais)

Profit previously disclosed	5,959,937
Employee benefits	1,732
Share-based payment	11,392
Deferred income tax over CPC adjustments	77,900
Equity accounting effect	(64,911)
Profit under the CPCs	5,986,050

Reconciliation of shareholders equity
(in thousands of reais)

Shareholders Equity previously disclosed	19,243,058
Business combinations	(1,979,893)
Employee benefits	(29,510)
Other adjustments	(6,543)
Deferred income tax over adjustments	87,710
Equity accounting effect	4,702,628
Shareholders s Equity under the CPCs	22,017,450

Consolidated statements:

Not applicable.

c) Qualifications and emphasis contained in the auditor s report

Emphasis

As described in Note 3 of the financial statements, the separate financial statements were prepared in accordance with the accounting practices adopted in Brazil. In the case of the Company, those practices differ from the IFRS applicable to separate financial statements only in relation to the appraisal of investments in controlled companies, affiliates and companies under common control with. Under BRGAAP they were recorded according to the equity method, while under IFRS, they would be recorded at cost or fair value.

10.5 Critical accounting policies

We consider an accounting policy to be critical when it is important to reflect our financial condition and operating income and require complex or significant judgments and estimates on the part of our management. For a summary of all accounting practices, please see Note 3 to the financial statements of the Company.

Separate and consolidated financial statements of the Company

Please find below a summary of the information regarding the critical accounting practices adopted by the Company:

Accounting estimates

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or current and future periods if the revision affects such periods.

The Company believes that the following accounting policies reflect management´s most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair value of acquired identifiable intangibles is based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows.

Management selects a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other postretirement benefit expense and liability. These factors include assumptions with respect to interest rates, expected return on plan assets, medical cost trend rates, rates of future salary increase, turnover rates, and longevity.

Derivative financial instruments

Ambev uses derivative financial instruments in order to mitigate against risks related to foreign currency, interest rates and commodity prices. Derivative instruments that, although contracted for hedging purposes, do not meet all hedge accounting criteria are recognized at fair value in the income statement.

Derivative financial instruments are recognized initially at fair value. Fair value is the amount an asset could be realized and a liability settled, between knowledgeable parties, in an arm s length transaction. The fair value of derivative financial instruments may be obtained from quoted market prices or from pricing models that take into account current market rates.

Subsequent to initial recognition, derivative financial instruments are re-measured to their fair value at the balance sheet date. Depending on whether cash flow or net investment hedge accounting is applied or not, any gain or loss is either recognized directly in Other comprehensive income or in the income statement.

Cash flow, fair value or net investment hedge accounting is applied to all hedges that qualify for hedge accounting when the required hedge documentation is in place and when the hedge is determined to be effective.

10.5 Critical accounting policies

(i) Cash flow hedge accounting

When a derivative financial instrument hedges the variability in cash flows of a recognized asset or liability, the foreign currency risk and the fluctuation of commodity prices associated with a highly probable forecasted transaction, the effective part of any resulting gain or loss on the derivative financial instrument is recognized directly in Other comprehensive income.

When a firm commitment in foreign currency or the forecasted transaction results in the recognition of a non financial asset or a non financial liability, the cumulative gain or loss is removed from Other comprehensive income and included in the initial measurement of the asset or liability. When the hedge relates to financial assets or liabilities, the cumulative gain or loss on the hedging instrument is reclassified from Other comprehensive income into the income statement in the same period during which the hedged risk affects the income statement (e.g. when the variable interest expense is recognized). The ineffective part of any gain or loss is recognized immediately in the income statement.

When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in equity and is reclassified in accordance with the above policy when the hedged transaction occurs. If the hedged transaction is no longer probable, the cumulative gain or loss recognized in Other comprehensive income is recycled into the income statement immediately.

(ii) Net investment hedge accounting

Net investments hedge accounting, including currency hedging items which are recorded as part of the net investment, are accounted for similarly to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized directly in Other comprehensive income, while any gains or losses relating to the ineffective portion are recognized in the income statement. On disposal of a foreign operation, the cumulative gains or losses recognized directly in Other comprehensive income is transferred to the result.

(iii) Fair value hedge accounting

When a derivative financial instrument hedges the variability in fair value of a recognized asset or liability or a firm commitment, any resulting gain or loss on the hedging instrument is recognized in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognized in the income statement. The Company does not apply the fair value hedge accounting when the hedge item expires, was sold or exercised.

Intangible assets

Intangible assets are recorded at acquisition cost, and consist mainly of goodwill and market assets held by former wholesalers and acquired by the Company. Amortization, when applicable, is calculated according to the straight line method at the annual rates mentioned in Note 11 to the financial statements of the Company.

Goodwill on investments, substantiated on the appreciation of property, plant and equipment, is amortized based on the expected useful life of the property, plant and equipment of the controlled company, while the goodwill assigned to the expected future earnings is no longer amortized since January 1, 2009, but rather annually tested for impairment in order to determine whether there are any indications of reduction in recoverable amount of the cash flow generation unit to which it was allocated.

10.5 Critical accounting policies

Provisions for contingencies

The provision for contingencies is established at restated values for labor, tax, civil and commercial issues under discussion before judicial courts or administrative authorities, based on the estimated losses established by the internal and external legal counsels of the Company, for cases in which an unfavorable outcome is deemed likely to occur.

Provisions are made in relation to tax reductions obtained based on judicial decisions in proceedings filed by the Company against tax authorities until such decisions favorable to the Company become final.

Income tax and social contribution

Income tax and social contribution are calculated at the rates provided for in the applicable tax laws. The charges for income tax and social contribution are recorded on an accrual basis, adding the deferred income tax calculated on temporary differences between the accounting and taxable basis for assets and liabilities.

Deferred tax assets and liabilities are offset where a legal enforceable right to offset current tax assets and liabilities exists and provided that they relate to taxes assessed by the same tax authority on the same taxpayer, or different taxpayers who intend to settle current tax assets and liabilities on a net basis or simultaneously realize the asset and settle the liability.

Deferred tax assets are recognized only to the extent any future taxable income is likely to occur. Deferred income tax assets are reduced to the extent no future taxable income is likely to occur.

Employee Benefits

Post-employment benefits include pensions managed in Brazil by Instituto Ambev de Previdência Privada IAPP, post-employment dental benefits and post-employment medical benefits managed by Fundação Zerrenner (formerly Fundação Antônio e Helena Zerrenner Instituição Nacional de Beneficência - FAHZ). Usually, pension plans are funded by payments made by both the Company and its employees, taking into account the recommendations of independent actuaries. Post-employment dental benefits and post-employment medical benefits are maintained by the return on Fundação Zerrenner s plan assets. If necessary, the Company may contribute some of its profit to the Fundação Zerrenner.

The Company manages defined benefit and defined contribution plans for employees of its companies located in Brazil and in its subsidiaries located in Canada, Dominican Republic, Argentina and Bolivia.

Ambev maintains funded and unfunded plans.

Defined contribution plans

A defined contribution plan is a pension plan under which Ambev pays fixed contributions into a fund. Ambev has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees for the benefits relating to employee service in the current and prior periods.

Payments to defined contribution plans are recognized as an expense in the income statement when incurred.

Defined benefit plans

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

10.5 Critical accounting policies

For defined benefit plans, expenses are assessed separately for each plan using the projected credit unit method. The projected credit unit method takes into account each period of service as giving rise to an additional unit of benefit to measure each unit separately. Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employee. The amounts charged to the income statement consist of current service cost, interest cost, the expected return of the plan assets, past service costs and the effect of any settlements and curtailments. The obligations of the plan recognized in the balance sheet are measured at the present value of the estimated future cash outflows using a discount rate equivalent to the government´s bond rates with maturity terms similar to those of the obligation, less any past service cost not recognized and the fair value of the plan assets. Past service costs result from the introduction of a new plan or changes to an existing plan. They are recognized in the income statement over the period the benefit vests. Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions and what has actually occurred and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in Other comprehensive income.

When changes in the pension plan occurs, the past service costs are immediately recognized in the income statement, unless the changes are conditioned to the employee s continued employment, for a specific period of time (the period in which the right is acquired). In such case, the past services costs are amortized using the straight-line method during the period in which the right was acquired.

Ambev recognizes assets (prepaid expenses) of its defined benefit plans, to the extent of the value of the economic benefit available to Ambev either from refunds or reductions in future contributions.

Other post-employment obligations

The Company and its subsidiaries provide post-employment medical benefits, reimbursement of certain medication expenses and other benefits to certain retirees through Fundação Zerrenner. These benefits are not granted to new retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans, including actuarial gains and losses.

Accounting for business combinations and impairment of goodwill and intangible assets

We exercise significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing such assets and liabilities and in determining their remaining useful lives. We generally engage third-party valuation firms to assist the Company in valuing the acquired assets and liabilities. The valuation of these assets and liabilities is based on assumptions and criteria which include, in some cases, estimates of future cash flows discounted at present value at the appropriate rates. The use of assumptions different from those used for valuations purposes including estimates of future cash flows discounted at present value may result in different estimates of the values of assets acquired and liabilities assumed.

The Company annually tests its goodwill and other assets having indefinite useful life and whenever events and circumstances indicate that the undiscounted cash flows estimated to be generated by those assets are less than the book value of those items. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. Our estimates of fair values used to determine the resulting impairment loss, if any, represent our best estimate based on forecasted cash flows, industry trends and reference to market rates and transactions. Impairments can also occur when we decide to dispose of assets.

10.6 Internal controls regarding the preparation of financial statements Level of efficiency and deficiency and recommendations contained in the auditor s report

a) level of efficiency of such controls, indicating possible flaws and measures adopted to correct them

The efficiency of the internal controls of the Company for the preparation and disclosure of the financial statements dated December 31, 2011 was based on the criteria established by the model published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on these criteria, our Management has completed its review of our internal controls environment and has not identified any flaws that could be rated as a material weakness in its control environment for the preparation and disclosure of the financial statements.

b) flaws and recommendations regarding internal controls presented in the independent auditor s report

The Report of the independent auditors for the fiscal year ended on December 31, 2011 does not mention any flaw that might be considered as a material weakness in our internal controls environment structure.

10.7 Use of proceeds of public offerings of securities and potential deviations

a) how the proceeds resulting from public offering were used

On September 22, 2010, the Company made a public distribution of common and preferred shares issued by the Company. These stocks resulted from unsubscribed shares remaining from a capital increase approved by the Extraordinary Shareholders Meeting held on April 28, 2010. The transaction involved 109,065 common shares and 187,782 preferred shares, totaling 296,847 shares. Common shares were sold at the price of R$173.00 per share, while preferred shares at the price of R$204.02 per share, totaling R$57,179,528.64. Since those proceeds resulted from the payment of unsubscribed shares remaining from a capital increase to capitalize a tax benefit obtained by the Company through the partial amortization of the special goodwill reserve determined in 2009, their use was not connected to any specific purpose, so they were incorporated in the Company`s cash and used in the business.

b) were there any significant deviations between the effective use of proceeds and the proposed use disclosed in the respective offering memorandum
Not applicable, since there was no relevant variance between the effective use of proceeds and the proposed use disclosed in the relevant offering memorandum.

c) in case there was any deviation, please indicate the reasons for that
Not applicable, since there was no relevant deviations between the effective use of proceeds and the proposed use disclosed in the relevant offering memorandum.

10.8 Material items not mentioned in the financial statements

a) the assets and liabilities directly or indirectly held by the Company and not reflected in its balance sheet
The Company has no material assets or liabilities that are not reflected in this Annex and in its financial statements, including the notes thereto.

b) other items not mentioned in the financial statements
Not applicable since there is no material item not reflected the Company's financial statements, ncluding the notes thereto.

10.9 Comments on items not mentioned in the financial statements

a) how do those items change or may change the revenues, expenses, operating income, financial expenses and other items in the financial statements of the Company
As mentioned in item 10.8 above, there are no items that were not mentioned in our financial statements, including the notes thereto.

b) nature and purpose of the transaction
As mentioned in item 10.8 above, there are no items that have not been mentioned in our financial statements, including the notes thereto.

c) nature and amount of the obligations assumed and rights generated to the benefit of the Company as a result of the transaction
As mentioned in item 10.8 above, there are no items that have not been mentioned in our financial statements, including the notes thereto.

10.10 Business Plan

a) investments (including quantitative and qualitative descriptions of existing investments and anticipated investments, sources of financing for existing and anticipated material investments and divestments)

i. quantitative and qualitative description of existing and anticipated investments

Our investments in 2011 totaled R$3,200.2 million, mainly focused in production capacity expansion in Brazil.
We plan on investing up to R$2.5 billion again in 2012 in Brazil in order to have a more balanced supply chain footprint within the different regions of the country, to support our strategy of leveraging industry growth through innovation and to be prepared for the 2014 World Cup.

ii. sources of financing for investments

The Company has resources from its operating cash flow generation and credit facilities extended by financial institutions in Brazil and other countries.

iii. relevant divestments in progress and anticipated

Until this moment there are no divestments in progress or anticipated.

b) acquisitions already disclosed of plants, equipment, patents and other assets that may significantly affect the production capacity of the Company

There has been no disclosure of acquisition of plants, equipment, patents or other assets, other than those already described in item 10.10.a above that may significantly affect the production capacity of the Company.

c) new products and services

Over the past few years, the Company has invested in launching new products and packs, and intends to continue investing in product innovations. However, because this involves trade secrets, this information may not be disclosed in advance. The most significant project announced in 2009 involved the rolling out of the new Antarctica Subzero beer brand. The total amount spent in research and development of new products at the Company's Technological Development Center (CDT) in 2009 was R$5.1 million. The most significant projects announced in 2010 where the new Skol 360 beer, a new 5- liter barrel, and the new Guaraná-açaí soft drink. The amount spent in R&D of new products at the CDT in the same year was R$5.8 million. In 2011, the most relevant innovations were the Budweiser beer brand that was launched in Brazil, the energy drink Fusion, the new Lipton Mate tea and the Citrus Antarctica soft drink. The amount spent in R&D in CDT was R$5.9 million.

10.11 Other factors with material influence

There is no other material information on the matter not disclosed in this section

ANNEX II
Base Date: December 31, 2011
(pursuant to Annex 9-1-II of CVM Instruction Nº 481, dated December 17, 2009, as amended)

1.	Net profits for the Fiscal Year :
R$ 8,640,976,320.21

2.	Overall value and value per share of the dividends including advanced dividends and interest on own capital (IOC) already declared:

Overall value of dividends and interest on own capital (gross)	7.393.837.786,56
Overall value of dividends and interest on own capital(net)	7.250.150.753,49

Overall value of dividends	6.258.433.463,41
Overall value of IOC (gross)	1.135.404.323,15
Overall value of IOC (net)	991.717.290,08

Total (dividends + interest on own capital)
Amount per share (net)
Common	2,2195
Preferred	2,4415

Amount per share (gross)
Common	2,2720
Preferred	2,4992

Dividends
Amount per share
Common	1,9220
Preferred	2,1142

IOC
Amount per share (gross)
Common	0,3500
Preferred	0,3850

Amount per share (net)
Common	0,2975
Preferred	0,3273

3.	Percentage of the net profits distributed for the Fiscal Year :

Percentage of Net Profits	85.57%
Gross percentage	85.57%
Net percentage	83.90%

4. Overall value and value per share of dividends distributed based on profits for previous Fiscal Years:

On February 28, 2011, the members of the Company’s Board of Directors approved the distribution of dividends deducted from the additional dividend reserve set forth in the balance sheet dated of December 31, 2010 and attributed to minimum mandatory dividends for 2010 at R$0.56 per common share and R$0.616 per preferred share without withholding income tax pursuant to applicable law.

On June 27, 2011, the members of the Company’s Board of Directors approved the distribution of (i) dividends deducted from the Additional Dividends reserve and attributed to minimum mandatory dividends for 2010 at R$0.14 per common share and R$0.154 per preferred share, without withholding income tax, pursuant to applicable law; and (ii) interest on own capital (“IOC”) partially deducted from the Additional Dividends reserve and attributed to minimum mandatory dividends for 2010, in the amount of R$ 72,124,960.54 and the remaining amount of approximately R$ 737,797,579.01, deducted from the investments reserve and attributed to minimum mandatory dividends for 2011, at the total amount of R$0.2500 per common share and R$0.2750 per preferred share. The distribution of IOC was taxed pursuant to applicable law, which resulted in a net distribution of IOC of R$0.2125 per common share and R$0.23375 per preferred share.

On September 19, 2011, the members of the Company’s Board of Directors approved the distribution of (i) dividends deducted from the Additional Dividends reserve and attributed to minimum mandatory dividends for 2010 at R$0.622 per common share and R$0.6842 per preferred share, without withholding income tax, pursuant to applicable law; and (ii) interest on own capital (“IOC”), deducted from the investments reserve and attributed to minimum mandatory dividends for 2011, at the total amount of R$0.1000 per common share and R$0.1100 per preferred share. The distribution of IOC was taxed pursuant to applicable law, which resulted in a net distribution of IOC of R$0.085 per common share and R$0.0935 per preferred share.

On February 17, 2012, the members of the Company’s Board of Directors approved the distribution of (i) dividends in connection with the allocation of the results of the 2011 fiscal year, at R$0.600 per common share and R$0.66 per preferred share, without withholding income tax, pursuant to applicable law; and (ii) interest on own capital (“IOC deducted from the results of the 2012 fiscal year and attributed to minimum mandatory dividends for 2012, at the total amount of R$0.1800 per common share and R$0.1980 per preferred share. The distribution of IOC was taxed pursuant to applicable law, which resulted in a net distribution of IOC of R$0.153 per common share and R$0.1683 per preferred share.

5.	State, having deducted advance dividends and interest on own capital already declared:
	a)	The gross value of the dividends and interest on own capital, declared separately, for shares of each type and class.
Gross additional dividend amount proposed: R$ 697,864,390.03
Dividends per share(*):
	1)	Common stock: R$0.214
	2)	Preferred stock: R$0.2354

(*) The amount of dividends per share was estimated considering the equity position as of January 31, 2012, however, whereas the distributions shall occur during 2012, subject to the Company's cash availability, the amount may vary as a result of the variation of the Company s free float, at the date of each new distribution.

	b)	The manner and period for the payment of the dividends and interest on own capital.

The distribution of the additional dividends shall be resolved at the annual general meeting to take place on April 27, 2012 whose agenda will discuss a proposal for distribution dates submitted by the board of directors subject to the Company's cash availability, within the fiscal year.

	c)	Possible restatement and interest falling due on dividends and interest on own capital.
Not applicable.
	d)	Date of declaration of the payment of dividends and interest on own capital taken into consideration for identifying shareholders with the right to receive these amounts.

The distribution of the additional dividends shall be resolved at the annual general meeting to take place on April 27, 2012. The management s proposal recommends that the annual general meeting grants the board of directors the power to declare the payment of such dividends, subject to the Company's cash availability, within the fiscal year.

6.	Should dividends or interest on own capital have been declared on the basis of profits calculate in half-year balance sheets or for shorter periods:
a) State the amount of the dividends or interest on own capital already declared.
b) State the date of the respective payments.

Total amount of dividends or interest on own capital already declared:
Gross income tax withholding: R$5,579,963,569.44
Net income tax withholding on IOC: R$5,436,276,536.37

Board of Directors Meeting held on June 27, 2011 Payment date: August 5, 2011 Gross Total Amount: R$ 1,263,690,164.84	DIVIDENDS (exempt from IT withholding)
Common	0.140
Preferred	0.154

GROSS IOC
Common	0.250
Preferred	0.275
NET IOC
Common	0.213
Preferred	0.234
Board of Directors Meeting held on September 19, 2011 Payment date: November 18, 2011 Gross Total Amount: R$ 2,349,001,911.73	DIVIDENDS (exempt from IT withholding)
Common	0.622
Preferred	0.684
GROSS IOC
Common	0.10
Preferred	0.11
NE IOC

Common	0.085
Preferred	0.094
Board of Directors Meeting held on February 17, 2012 Payment date: April 10, 2012 Gross Total Amount: R$ 1,967,271,492.87	DIVIDENDS (exempt from IT withholding)
Common	0.60
Preferred	0.66
GROSS IOC
Common	0.18
Preferred	0.20
NET IOC
Common	0.15
Preferred	0.17

7.	Comparative table presenting the following values per share of each type and class:

a)	Net profits for the Fiscal Years and the previous three Fiscal Years.
Profit per share (*):	Common (R$)	Preferred (R$)
2011	2.66	2.93
2010	2.34	2.58
2009	1.86	2.05
Profit per share (net of treasury shares) (*):
2011	2.65	2.91
2010	2.33	2.57
2009	1.86	2.05

(*)On December 17, 2010 the shareholders convened in an extraordinary general meeting approved a stock split of the Company's capital stock, pursuant to which, each common share and each preferred share of stock were split into five (5) shares of common and preferred stock, respectively, without any modification to the amount of the Company s capital stock. After the split, the issued share to ADR ratio remained 1/1, that is, with each ADR being represented by one share of common or preferred stock, as applicable. For comparison purposes, the calculation of the earnings per share for preceding years was remade to reflect the impact of this stock split.

b) Dividends and interest on own capital distributed during the previous three Fiscal Years

	Company Law
2011
Dividend per share:	Common	Preferred
Dividends	1.32	1.45
IOC (gross)	0.35	0.38
IOC (net)	0.30	0.33

2010
Dividend per share:	Common	Preferred
Dividends	1.21	1.33
IOC (gross)	0.34	0.37
IOC (net)	0.29	0.32

2009
Dividend per share:	Common	Preferred
Dividends	0.71	0.78
IOC (gross)	0.32	0.35
IOC (net)	0.27	0.30

8.	Allocation of profits for the Legal Reserve:

The Legal Reserve of the Company is currently worth R$208,831,559.55, with the value of the Capital Reserves addressed in § 1 of Article 193 of Law Nº 6404/76 exceeding 30% (thirty per cent) of the capital stock value, which is why there is no need to allocate any portion of the earnings for the Fiscal Year ended December 31, 2011 to the formation thereof.

9.	Fixed or minimum dividends:
Not applicable.

10.	Mandatory dividends:

a) Describe the type of calculation as set forth in the By-Laws

In compliance with § 3 of Article 36 of the Company By-Laws, after allocating 5% of the net profits for the Fiscal Year to the Legal Reserve until reaching the ceiling of 20% of the capital stock paid in or as established in § 1 of Article 193 of Law Nº 6,404/76, the balance restated as set forth in Article 202 of Law Nº 6,404/76 and excluding the amounts allocated to the tax incentives reserves pursuant to Article 195-A of Law Nº 6,404/76, 35% will be allocated to payment of the mandatory dividend to all the shareholders of the Company.

b) State whether this is being paid out in full

The mandatory dividend was fully allocated, whereas the Company provisioned, as dividends and interest on own capital, an amount equal to 35.08% of the net profit of the period. The percentage indicated on item 3 above also includes the additional dividend paid in the period, regarding the 2010 fiscal year, in the total amount of R$ 4,290,305,821.89.

c) State any amount that may have been withheld.
Not applicable.

11.	Withholding the mandatory dividend:
None.

12.	Allocation of earnings to the contingencies reserve:
None.

13.	Allocation of earnings to the future profits reserve
None.

14. Allocation of earnings to the statutory reserves

a) Describe the statutory clauses establishing the reserve.

The Company By-Laws establish, in its article 36, paragraph 3, item c , that an amount may be set aside from the restated profits for the Fiscal Year not exceeding 65% (sixty-five percent) of the net profits for establishing the  Investments Reserve, in order to underwrite the expansion of the activities of the Company and its subsidiaries, including through capital increases or setting up new enterprises. The amount allocated to the statutory reserve may not  exceed 80% (eighty percent) of the capital stock of the Company. Having reached this limit, the General Meeting of Shareholders must resolve on the outstanding balance, deciding to distribute it to the shareholders or to increase the Company s capital stock.

b) Identify the amount set aside for the reserve

INVESTMENTS RESERVE
Proposed allocation	R$ 5,616,634,608.14

c) Describe how the amount was calculated

CALCULATION OF THE INVESTMENTS RESERVE (R$)
Net profits for the Fiscal Year	8,640,976,320.21
Accumulated losses	Not applicable
Legal reserve	Not applicable
Tax incentives reserve (ICMS and Income Tax)	(369,587,511.15)

Sub-total	8,271,388,809.06

Dividends	(1,967,271,492.87)
Interest on own capital	-

Sub-total	6,304,117,316.19

Prescribed Dividends	10,381,681.98
Additional Dividends	(697,864,390.03)

Sub-total	5,616,634,608.14

Investments reserve	5,616,634,608.14

15. Retention of profits established in the budget:
None.
16. Allocations of earnings for the tax incentives reserves:
a) State the amount allocated to the reserve.
b) Explain the nature of the allocation.

It is proposed to allocate a total amount to the Tax Incentives Reserves of R$ 369,587,511.15, as follows: (i) R$ 212,305,221.47 for State ICMS tax incentives received by some units of the Company; and (ii) R$ 157,282,289.68 for the Federal income tax incentive on the operations of some manufacturing plants, from which: (a) R$ 49,627,398.54, as per the Federal Income Tax Reinvestment of 2005-2011 Fiscal Years, as per Article 9, of Law n. 8,167/91, as amended; (b) R$ 14,961,376.84, as per the Federal Income Tax Reduction Incentive of the 2006 Fiscal Year, pursuant to articles 13 and 14 of Law n. 4,239/63, as amended ( Law n. 4,239/63 ); (c) R$ 47,244,583.55, as per the Federal Income Tax Reduction Incentive of the 2007 Fiscal Year, pursuant to articles 13 and 14 of Law n. 4,239/63; (d) R$ (21,074,483.55), as per the Federal Income Tax Reduction Incentive of the 2009 Fiscal Year, pursuant to articles 13 and 14 of Law n. 4,239/63; (e) R$ 3,432,963.09, as per the Federal Income Tax Reduction Incentive of the 2010 Fiscal Year, pursuant to articles 13 and 14 of Law n. 4,239/63; and (f) R$ 63,090,451.21, as per the Federal Income Tax Reduction Incentive of the 2011 Fiscal Year, pursuant to articles 13 and 14 of Law n. 4,239/63.

ANNEX III
Base Date: December 31, 2011
(Items 12.6 and 12.9 of Annex 24 of CVM Instruction Nº 480, dated December 17, 2009, as amended)

12.6 / 8 Composition and professional experience of management and members of the Fiscal Council

Name CPF	Age Profession	Body Position	Election Date Investiture Date	Term Elected by Parent Company
Other positions held at the issuer
James Terence Coulter Wright	60	Fiscal Council	04/27/2012	2013 Annual Meeting
872,316,898-68	Civil Engineer	43 - C.F.(Effective) Elected by Parent Company	30 days as of	Yes
			election

Not applicable, since the only position held at the Company is as member of the Fiscal Council.
Ary Waddington	80	Fiscal Council	04/27/2012	2013 Annual Meeting
004.469.397-49	Economist and Accountant	46 - C.F.(Effective) Elected by Parent Company	30 days as of	Yes
			election

Not applicable, since the only position held at the Company is as member of the Fiscal Council
Celso Clemente Giacometti	69	Fiscal Council	04/27/2012	2013 Annual Meeting
029.303.408-78	Administrator and Accountant	43 C.F.(Sub) Elected by Parent Company	30 days as of	Yes
			election

Not applicable, since the only position held at the Company is as member of the Fiscal Council
Emanuel Sotelino Schifferle	72	Fiscal Council	04/27/2012	2013 Annual Meeting
009.251.367-00	Engineer	46 - C.F.(Sub) Elected by Parent Company	30 days as of	Yes
			election

Não aplicável, uma vez que o único cargo exercido na Companhia é o de membro do Conselho Fiscal.

Eurípedes de Freitas	74	Fiscal Council	04/27/2012	2013 Annual Meeting
005.024.301-25	Banker and economist	47 - C.F.(Sub) Elected by holders of preferred	30 days as of	No
		shares	election

Not applicable, since the only position held at the Company is as member of the Fiscal Council
Mario Fernando Engelke	73	Fiscal Council	04/27/2012	2013 Annual Meeting
011.249.197-91	Administrator	44 - C.F.(Effective) Elected by holders of preferred	30 days as of	No
		shares	election

12.6 / 8 - Composition and professional experience of management and members of the Fiscal Council

Professional Experience /Statement
James Terence Coulter Wright – 872,316,898-68

Has held the position of member of the Fiscal Council, between 2006 and 2008, of Fundação Zerrenner and, since 2008 holds the position of member of the Board of Directors of such Fundação, whose core activity consists of rendering free health and educational assistance. Professor atFEA-USP Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo, since 1981.  Master on Engineering Administration by the Vanderbilt University, USA. Coordinator of the PROFUTURO - Programa de Estudos do Futuro do Instituto de Administração, relating to studies on planning, prediction and analysis of technology, scenarios and strategies. Coordinator by FIA – Fundação Instituto de Administração - do Executive Program for the Americas, organized by  MIT-Massachusetts Institute of Technology from 1998 until  2000. Other than Fundação Zerrenner, , none of the companies listed above belong to the same economic group or hold any direct or indirect stake equal to or greater than 5% (five per cent) of a single class or type of securities issued by Ambev.  Mr. James Terence Coulter Wright, indicated for the position of Fiscal Council member for election on 04/27/2012 declared, for all legal purposes that, in the last five years, was not convicted of any criminal charges, or a conviction on an administrative proceeding at the CVM, or any final decision, judicial or administrative, which effect would be the suspension or inability to practice any professional or commercial activity.

Ary Waddington - 004.469.397-49

Has held the positions of Fiscal Council Member of (i) Companhia de Bebidas das Américas – Ambev; (ii) União Química Farmacêutica Nacional S.A., a company whose core activity consists of the production and development of pharmaceutical products; and (iii) Richard Saigh Indústria e Comércio S.A., a company whose core activity consists of grinding wheat and the fabrication and sale of wheat flour.  Other than the Companhia de Bebidas das Américas – Ambev, none of the companies listed above belong to the same economic group or hold any direct or indirect stake equal to or greater than 5% (five per cent) of a single class or type of securities issued by Ambev.  Mr. Ary Waddigton,  indicated for the position of Fiscal Council member for election on 04/27/2012 declared, for all legal purposes that, in the last five years, was not convicted of any criminal charges, or a conviction on an administrative proceeding at the CVM, or any final decision, judicial or administrative, which effect would be the suspension or inability to practice any professional or commercial activity.

Celso Clemente Giacometti - 029.303.408-78

Has held the following positions during the indicated periods, at the following companies: (i) Fiscal Council Member since 2008 of Companhia de Bebidas das Américas – Ambev; (ii) Fiscal Council Member since 2006 of CTEEP – Companhia de Transmissão de Energia Elétrica Paulista, a listed company whose core activity is designing, constructing, operating and maintaining power transmission distribution systems; (iii) Member of the Board of Directors and Audit Committee, since 2008, of LLX Logística, a publicly held company which main activity is the rendering of integrated logistics services, port activities and cargo transport; (iv) Member of the Board of Directors and Audit Commmitte of Banco Santander – Brasil, since 2010; (v) Chairman of the Fiscal Council and Member of the Audit Committee, between 2004 and 2008 of TIM Participações S.A., a listed company whose core activity consists of holding stakes in companies rendering telecommunication services; (vi) Member of the Board and Coordinator of the Audit Committee, from 2007 until 2010 of Tarpon Investimentos S.A., a listed company whose core activity consists of resource management; (vii) Member of the Board and Coordinator of the Audit Committee from 2007 until, of Lojas Marisa S.A., a listed company whose core activity consists of retail sales of clothing; (viii) Member of the Board and Coordinator of the Audit Committee, between 2005 and 2009 of Sabó Indústria e Comércio de Autopeças Ltda., a company whose core activity consists of developing products and services for the automotive segment; (viii) Coordinator of the Audit Committee, between 2006 and 2008 of O Estado de São Paulo S.A. - OESP Group, a company whose core activity consists of media services; (ix) Member of the Board of Directors and Audit Committee, from 2007 until 2008, of Agra Incorporadora, a publicly held company which main activity is real estate development; (x) Member of the Board and Coordinator of the Audit Committee, between 1995 and 2001 and between 2007 and 2008, in addition to serving as a Member of the Conduct Recommendation Committee since 2009 of the Brazilian Institute for Corporate Governance (IBGC); (xi) CEO of the family holding company and Family Office, between 2004 and 2006 of Souto Vidigal S.A.; and (xii) Partner since 2002 in Giacometti Serviços Profissionais Ltda., a company whose core activity consists of rendering advisory services to family firms implementing transition and succession planning processes.  Other than the Companhia de Bebidas das Américas – Ambev, none of the companies listed above belong to the same economic group or hold any direct or indirect stake equal to or greater than 5% (five per cent) of a single class or type of securities issued by Ambev.  Mr. Celso  Clemente Giacometti, indicated for the position of Fiscal Council member for election on 04/27/2012 declared, for all legal purposes that, in the last five years, was not convicted of any criminal charges, or a conviction on an administrative proceeding at the CVM, or any final decision, judicial or administrative, which effect would be the suspension or inability to practice any professional or commercial activity.

Emanuel Sotelino Schifferle - 009.251.367-00

Has held the following positions during the indicated periods with the following companies: (i) Managing Partner since 1992 of ASPA Assessoria e Participações S/C Ltda., a firm whose core activity consists of rendering advisory services to companies and implementing restructuring programs, acquisition, negotiating contracts and transitory management periods, having served on the management of companies in receivership, as well as corporate restructuring and reorganization processes and renegotiating contracts, among other matters;  (ii) Fiscal Council Member, between 2000 and 2001 of Lojas Americanas S.A., a listed company whose core activity consists of retail trade in general; (iii) Board Member, between 1996 and 2003, of Manasa Madeireira Nacional S.A., a listed company whose core activity consists of felling, processing, beneficiation, trade and export of timber and timber derivatives; (iv) Board Member, between 2003 and 2004 of Ferropar S.A.; (v) Fiscal Council Member, between 2001 and 2005, of Hopi Hari S.A., a listed company whose core activity consists of operating entertainment parks; (vi) Fiscal Council Member, between 2004 and 2009, of ALL – América Latina Logística, a listed company whose core activity consists of rendering road and rail cargo shipment services; (vii) alternate Member of the Fiscal Council, since 2005, of the Companhia de Bebidas das Américas – Ambev; (viii) Fiscal Council Member, between 2006 and 2008, of Ferroban – Ferrovias Bandeirantes S.A., a company whose core activity consists of rail transportation; (ix) Board Member, since 2007, of São Carlos Empreendimentos e Participações S.A., a listed company whose core activity consists of the management of its own and third party real estate enterprises; and (x) Fiscal Council Member, since 2008, of Estácio Participações S.A., a listed company core activity consists of the development and management of activities and institutions in the education area.  Other than the Companhia de Bebidas das Américas – Ambev, none of the companies listed above belong to the same economic group or hold any direct or indirect stake equal to or greater than 5% (five per cent) of a single class or type of securities issued by Ambev.  Mr. Emanuel Sotelino Schifferle, indicated for the position of Fiscal Council member for election on 04/27/2012 declared, for all legal purposes that, in the last five years, was not convicted of any criminal charges, or a conviction on an administrative proceeding at the CVM, or any final decision, judicial or administrative, which effect would be the suspension or inability to practice any professional or commercial activity.

Eurípedes de Freitas - 005.024.301-25

Has held the following positions during the indicated periods, at the following companies: (i) Financial Vice President, from 1986 until 1989, of the “Associação Atlética do Banco do Brasil (AABB)” and the “Associação Atlética do Banco do Brasil (AABB)” of Brasília; (ii) Administrative Vice President, from 1989 until 1990, from the “Associação Atlética do Banco do Brasil (AABB)”; (iii) Chief of Cabinet for the President, from 1995 until 1997, at the Legislative Chamber of the Distrito Federal; (iv) Chief of Fiscalization and Control, from 1997 until 1999, of the Legislative Chamber of the Distrito Federal; (v) Counsel to the House of Representatives on 2001; (vi) Member of the Fiscal Council, since 2008, of Têxtil Bezerra de Menezes, a company which main activity is the manufacturing and sale of textile products; (vi) Member of the Fiscal Council of Companhia de Bebidas das Américas – Ambev.  Other than the Companhia de Bebidas das Américas – Ambev, none of the companies listed above belong to the same economic group or hold any direct or indirect stake equal to or greater than 5% (five per cent) of a single class or type of securities issued by Ambev.  Mr. Eurípedes  de Freitas, indicated for the position of Fiscal Council member for election on 04/27/2012 declared, for all legal purposes that, in the last five years, was not convicted of any criminal charges, or a conviction on an administrative proceeding at the CVM, or any final decision, judicial or administrative, which effect would be the suspension or inability to practice any professional or commercial activity.

Mario Fernando Engelke - 011.249.197-91

Has held the following positions during the indicated periods, at the following companies: (i) Member of the Fiscal Council, between 2001 and 2002, of Suzano Papel e Celulose S.A., a publicly held company which main activity is the production of paper and celulose; (ii) Member of the Fiscal Council, between 2001 and 2002, of Suzano Petroquímica S.A., which main activity is, among others, the production of polipropylene and thermoplastic resines; (iii) President of the Board of Directors, between 2002 and 2003, of Tupy S.A., a publicly held company which main activity is the iron industry; (iv) Chief Financial and Administrative Officer, since 2003, of Brasil Saúde Companhia de Seguros. Other than the Companhia de Bebidas das Américas – Ambev, none of the companies listed above belong to the same economic group or hold any direct or indirect stake equal to or greater than 5% (five per cent) of a single class or type of securities issued by Ambev.  Mr. Mario  Fernando Engelke, indicated for the position of Fiscal Council member for election on 04/27/2012 declared, for all legal purposes that, in the last five years, was not convicted of any criminal charges, or a conviction on an administrative proceeding at the CVM, or any final decision, judicial or administrative, which effect would be the suspension or inability to practice any professional or commercial activity

12.7 - Members of the Statutory Committees, Audit Committees, Risk Committees, Financial Committees and Remuneration Committee

None of the members indicated are members of any other Committees at the Company.

12.9 - Marital relationships, stable unions or relations up to the second degree among issuer s management, subsidiaries and parent companies

a) management of the Company

Not applicable, whereas there are not marital relationships, stable unions or relations up to the second degree among the persons indicated for the position to act as member of the Company s Fiscal Council

b) management of the Company and management of the direct or indirect subsidiaries of the Company

Not applicable, whereas there are not marital relationships, stable unions or relations up to the second degree among the persons indicated for the position to act as member of the Company s Fiscal Council and the management of the direct or indirect subsidiaries of the Company.

c) management of the Company or its direct or indirect subsidiaries and the direct or indirect controlling shareholders of the Company

Not applicable, whereas there are not marital relationships, stable unions or relations up to the second degree among the persons indicated for the position to act as member of the Company s Fiscal Council and the Company s direct or indirect subsidiaries and the direct or indirect controlling shareholders

d) management of the Company and the management of the direct and indirect controlling shareholders of the Company

Not applicable, whereas there are not marital relationships, stable unions or relations up to the second degree among the persons indicated for the position to act as member of the Company s Fiscal Council and the management of the direct and indirect controlling shareholders of the Company .

12.10 - Relationships of subordination, services rendered or control among management and subsidiaries, controlling shareholders and others

a) company controlled, directly or indirectly by the Company

Not applicable, since there has not been, during the last 3 fiscal years, any relationships of subordination, services rendered or control, among the members indicated for the position of Fiscal and a company controlled, directly or indirectly by the Company.

b) controlador direto ou indireto da Companhia

Not applicable, since there has not been, during the last 3 fiscal years, any relationships of subordination, services rendered or control, among the members indicated for the position of Fiscal and the direct or indirect controlling shareholder of the Company.

c) fornecedor, cliente, devedor ou credor da Companhia, de sua controlada ou controladoras, ou controladas de alguma dessas pessoas, caso relevantes

Not applicable, since there has not been, during the last 3 fiscal years, any relationships of subordination, services rendered or control, among the members indicated for the position of Fiscal and any supplier, client, debtor or creditor of the Company, its subsidiaries or controlling shareholders, or any affiliate of such persons.

ANNEX IV
Base Date: December 31, 2011
(pursuant to Item 13 of Annex 24 of CVM Instruction n. 480, dated December 17, 2009, as amended)

13. COMPENSATION OF THE MANAGEMENT

13.1 Compensation policy and practice for the Board of Directors, Statutory Board of Officer, Board of Officers, Fiscal Council, Statutory Committees and Audit, Risk, Financial and Compensation Committees regarding the following aspects: a. purposes of the compensation policy or practice:

The main purpose of the compensation policy of the Company is to establish a compensation system applicable to the management which encourages the development of a culture of high performance, keeping key personnel of the Company over the long term, while ensuring that the best people are hired and retained, and the interests of the management are aligned with those of shareholders. b. compensation elements, indicating:

i a description of the elements of compensation and the purposes of each of them

a) Board of Directors

The compensation of the members of the Board of Directors is divided into: (i) a fixed compensation that is in line with market average; and (ii) a variable compensation designed to stimulate and reward significant accomplishments by means of profit sharing, remuneration based on shares, including stock option plan. Additionally, certain members of the Board of Directors also participate in a private pension fund to which the Company also makes partial contributions.

b) Board of Officers

Executive Officers have their compensation divided into fixed and variable components, provided that the base pay (the fixed component) is in line with market average, while the main focus is on the variable and long-term compensation, the latter reflected in profit sharing and stock options granted under the Company s stock option plan and, potentially, in the case of executives identified to have high potential in the long term, the granting of Share Appreciation Rights.

Statutory Executive Officers are entitled to the benefits provided for in the benefits policy of the Company, pursuant to item 14.3 b of the Company s Reference Form. Such benefits include medical, dental, educational and social assistance to executive officers and their dependents, free of costs or at a reduced cost. In addition, certain executive officers participate in a private pension plan to which the Company makes partial contributions.

c) Fiscal Council

The members of the Fiscal Council only receive a fixed compensation that corresponds, at least, to the legal minimum resolved by the Shareholders Meeting, provided that each member shall receive at least ten percent (10%) of the average amount assigned to each Executive Officer, excluding any benefits, representation allowances and profit sharing. Additionally, the members of the Fiscal Council shall be mandatorily reimbursed for transportation and lodging expenses which may be necessary to perform their functions.

d) Committees

Except for Bolívar Moura Rocha, a member of the Compliance Committee, all other members of the Compliance Committee and all the members of the Operations and Finance Committee are part of the management of the Company and, therefore, do not receive any specific compensation for their activities in those committees.

ii what is the participation of each element in total compensation

In 2011, the fixed compensation of Executive Officers corresponded to 22.25% of the total compensation that consisted of 17.47% corresponding to fees due to Executive Officers, 0.50% corresponding to direct and indirect benefits, and 4.28% corresponding to labor charges on remuneration. The variable compensation corresponded to 77.75%, including therein the value of the options granted during such fiscal year, calculated as provided in item 13.9 below. Of this total, the amount paid out in cash (profit sharing) corresponded to 15.42%, and the remaining 62.33% corresponded to stock options. In turn, the amount contributed by the Company to the private pension plan corresponded to 0.72% of total compensation.

In 2011, the fixed compensation of the Board of Directors corresponded to 37.32% of total compensation, provided that 25.49% corresponded to fees and 11.83% corresponded to labor charges on remuneration. The variable compensation paid to the Board of Directors corresponded to 62.68% including therein the value of stock options granted in this period, calculated as provided in item 13.9 below. Of such amount, the amount paid out in cash (profit sharing) corresponded to 20.94%, provided that the remaining amount, equal to 41.73% of the total amount, corresponded to stock options. In turn, the amount contributed by the Company to the private pension plan corresponded to 6.74% of total compensation.

The proportion of the elements of compensation of the Board of Directors and the Board of Officers described above tends to repeat, to a greater or lesser degree, in years when the Company meets the eligible targets for distribution of variable compensation.

Variable compensation is determined according to the performance verified in relation to pre-established targets. Consequently, in case the minimum targets established are not fulfilled, no variable compensation will be due.

The compensation of the members of the Fiscal Council is 100% fixed, of which 83.33% corresponds to fees and 16.67% corresponds to labor charges on remuneration.

iii methodology for calculation and restatement of each of the compensation elements

The overall compensation of the management, as approved by the Annual Shareholders  Meeting, is restated annually based on a market research. It is therefore periodically reassessed to secure that the amounts paid are sufficient to meet the Company s specific objectives in relation to the market.

Because variable compensation paid in cash is calculated as a multiple of fixed compensation, the criterion above is also applicable to this compensation element.

Regarding the determination of the value of options granted under the Company s stock option plan, please refer to items 13.4 and 13.9 below. For a description of the determination of the benefit resulting from Share Appreciation Rights, please refer to item 13.4 below.

iv reasons behind the compensation elements

Compensation of the management is defined to encourage its members to meet short and long term results for the Company. On this regard, the Company secures a fixed compensation in line with that practiced in the market, however, encouraging the achievement of expressive results to obtain a variable compensation above market average. Therefore, the variable compensation (profit sharing) is defined according to the following basis: (i) Company s targets must be challenging but achievable; (ii) below a certain level of target achievement, no variable compensation shall be due, while outstanding accomplishments must be compensated with profit sharing comparable to or even higher than top levels in the market; and (iii) variable compensation will only be granted if both the targets of the Company and those of the manager are achieved.

Over the long term, the possibility of granting options encourages the blending of interests of the shareholders and the management as a result of the investments in shares by its management, which shares shall be subject to restrictions on sale or delivery, contingent upon continued employment with the Company for a certain period of time. Also, additional options may be granted depending on the reinvestment level of the variable compensation, and for certain stock option programs in force, the exercise of options depends on meeting the Company s performance targets (see item 13.4 below).

Finally, the Company has decided to adopt, for certain executives deemed strategic and with high performance potential, the granting of Share Appreciation Rights, enabling such participants to receive cash bonus based on the value of the shares of the Company. The granting of Share Appreciation Rights, however, is contingent upon the continued employment of executives with Company for a long or very long term, since the amounts have a lock-up period of 5 or 10 years, then encouraging the retaining of strategic talent and generating value for shareholders in the long term.

In relation to the Fiscal Council, the intention is to secure compensation compatible with the limits defined in applicable legislation, ensuring that its members are duly rewarded to perform their duties. c. key performance indicators taken into account for determining each compensation element:

The key performance indicators for the Company and its management are: EBITDA, cash flow, sales volumes, brand preference indexes, operating revenues and fixed expenses, in addition to other specific indicators for the various departments of the Company.

Regarding the options granted under the Company stock option plan (as described in item 13.4 below), the exercise of part of the options granted in some existing stock option programs is conditioned to quantitative targets established for the Company in relation to the return on capital invested compared to the weighted average cost of capital of the Company over the long term.

The benefit from Share Appreciation Rights, in turn, depends directly from the value of the shares of the Company, since the value received per each hypothetical share shall correspond to the closing price of preferred shares or ADRs issued by the Company at BM&FBovespa or NYSE, as applicable, on the trading session immediately before the respective vesting period (5 and 10 years).  At the end of each Lot s vesting period, the Beneficiary shall receive an amount equal to the closing price of the stock at such date, in accordance with the number of Share Appreciation Rights granted, where one stock shall be equal to on Share Appreciation Right. d. how is the compensation structured to reflect the progress of performance indicators:

The variable element of compensation, which is paid out as profit sharing on a semi-annual or annual basis, takes into consideration the targets established for the Company, its departments and specific business units, as well as for each individual manager or employee. First, the goals applicable to the Company are determined, and next, such goals are specifically extended to each department or business unit. Such extension is always conducted so that the meeting of targets by the departments or business units is always aligned with the targets of the Company, then contributing to its earnings.

The performance of the Company must meet a minimum level to enable the payment of variable compensation. Along the same lines, outstanding earnings posted by the Company are also reflected in significant variable compensation.

Apart from being based on the earnings of the Company, the amount of variable compensation also depends on the meeting of individual targets. Variable pay compensation is paid out above a threshold of 32% of individually quantitative target, provided that the amount distributed is increased as earnings rise, with this amount keeping pace with outstanding earnings.

For high potential executives, the Company also adopts a variable pay practice defined as Share Appreciation Rights. According to such practice, the executives receive, after vesting periods varying between 5 and 10 years, a value per share corresponding to the full closing price of preferred shares or ADRs issued by the Company at BM&FBovespa or NYSE, as applicable, on the trading session immediately before the respective vesting periods.

In addition, part of the options granted under the Company stock option plan, in the case of some existing stock option programs (as described in item 13.4 below), may only be exercised if the return on capital invested of the Company exceeds its cost of capital by a margin specifically defined for each lot of stock options granted. In general, the target is assessed in relation to a period of three years as of the grant date. If the targeted return on capital is not met, the performance testing may be run again twice in relation to periods of four or five years, respectively, as of the date on which the options were granted. e. how the compensation policy is aligned with short, medium and long-term interests of the Company:

The compensation policy of the Company incorporates elements aligned with the short, medium and long interests of the Company.

Short-term income, being considered as such the annual income, is aligned with the compensation policy of the Company as to the payment of variable compensation (profit sharing). In this case, the income of the Company and the results of its management during the year will affect the amount to be assigned as variable pay.

Alignment of interests in the medium and long term depends on (i) consistency meeting, on an annual basis, the key performance indicators; (ii) the characteristics of the Company stock option plan, which require a commitment of funds over the long-term (by virtue of the restrictions on sale applicable to the corresponding shares or the delivery of shares being contingent upon the executive continued employment with the Company); and (iii) in case of eligible high potential executives, the possibility of receiving, in the long term, the cash payment resulting from Share Appreciation Rights benefits, structured to encourage the retaining of talent and appreciation of shares of the Company in accordance with the corresponding lock-up periods of 5 or 10 years. f. existence of compensation borne by direct or indirect subsidiaries or controlling companies:

On November 28, 2008, some Company managers received stock options of shares issued by Anheuser-Busch InBev NV/SA, the controlling shareholder of the Company, totaling approximately five million options. Each of such options entitles the acquisition of one common share issued by AB InBev. One half of those options shall become exercisable on January 1st, 2014 and the other half on January 1st, 2019. In both cases the options may be exercised within five years at an exercise price of €10.32, corresponding to the market price of the shares of AB InBev on the date the options were granted. The exercise of such options also depends on AB InBev s net debt to EBITDA ratio to fall below 2.5 before December 31, 2013. g. existence of any compensation or benefit connected to the occurrence of a certain corporate event, such as the sale of corporate control of the Company:

Not applicable once there is no compensation or benefit connected to the occurrence of any corporate event.

13.2. Regarding the compensation of the Board of Directors, Executive Management and Fiscal Council recognized in the income statement for the three (3) previous fiscal years and forecasts for current year:

Forecast for 2012
Body	No. Of members	Fixed Compensation				Variable Compensation					Post-Employment Benefits	Termination Benefits	Share-based compensations	Total
		Fees	Direct and indirect benefits	Compensation for sitting on Committees	Other	Bonus	Profit Sharing	Compensation for attending meetings	Commissions	Other
Board of Directors	10	3,997,524	-	-	2,060,505	-	3,150,243	-	-	-	-	1,305,000	7,516,133	18,029,404
Fiscal Council	6	1,450,585	-		290,117		-					-	-	1,740,702
Executive Management	10	11,032,433	400,000	-	2,606,487	-	12,153,591	-	-	-	-	-	30,979,093	57,171,604
Total	26	16,480,542	400,000	-	4,957,108	-	15,303,834	-	-	-	-	1,305,000	38,495,226	76,941,710

2011
Body	No. Of members	Fixed Compensation				Variable Compensation					Post-Employment Benefits	Termination Benefits	Share-based compensations	Total
		Fees	Direct and indirect benefits	Compensation for sitting on Committees	Other	Bonus	Profit Sharing	Compensation for attending meetings	Commissions	Other
Board of Directors	10.0	3,476,108	-	-	1,613,805	-	2,856,186	-	-	-	-	-	5,690,745	13,636,843
Fiscal Council	6.0	1,261,378	-	-	252,276	-	-	-	-	-	-	-	-	1,513,654
Executive Management	9.3	7,419,507	211,496	-	1,819,137	-	6,549,909	-	-	-	-	-	26,473,268	42,473,318
Total	25.3	12,156,993	211,496	-	3,865,217	-	9,406,095	-	-	-	-	-	32,164,013	57,623,815

2010
Body	No. Of members	Fixed Compensation				Variable Compensation					Post-Employment Benefits	Termination Benefits	Share-based compensations	Total
		Fees	Direct and indirect benefits	Compensation for sitting on Committees	Other	Bonus	Profit Sharing	Compensation for attending meetings	Commissions	Other
Board of Directors	9	3,758,372	-	-	751,674	-	2,125,963	-	-	-	-	-	4,067,776	10,703,785
Fiscal Council	6	1,278,179	-	-	255,636	-	-	-	-	-	-	-	-	1,533,815
Executive Management	9	12,871,568	250,030	-	2,574,314	-	11,165,128	-	-	-	-	-	23,231,346	50,092,386
Total	24	17,908,119	250,030	-	3,581,624	-	13,291,091	-	-	-	-	-	27,299,122	62,329,986

2009
Body	No. Of members	Fixed Compensation				Variable Compensation					Post-Employment Benefits	Termination Benefits	Share-based compensations	Total
		Fees	Direct and indirect benefits	Compensation for sitting on Committees	Other	Bonus	Profit Sharing	Compensation for attending meetings	Commissions	Other
Board of Directors	9	3,975,240	-	-	795,048	-	3,021,906	-	-	-	-	-	3,538,431	11,330,625
Fiscal Council	6	1,062,896	-	-	212,579	-	-	-	-	-	-	-	-	1,275,475
Executive Management	11	17,887,490	340,037	-	3,577,498	-	16,315,265	-	-	-	-	-	22,282,237	60,402,527
Total	26	22,925,626	340,037	-	4,585,125	-	19,337,171	-	-	-	-	-	25,820,668	73,008,627

13.3. Regarding the variable compensation of the Board of Directors, the Executive Managamentand the Fiscal Council for the three (3) previous fiscal years and the forecasts for current fiscal year:

Variable compensation forecasts for current fiscal year (2012)

	Board of Directors	Executive Managament	Fiscal Council	Total
No. of members	9	11	6	26
Bonus
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Profit sharing
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	3,150,243.00	12,153,591.00	-	15,303,834.00
Amount provided for in compensation plan in case the targets are met	1,712,089.00	7,705,408.00	-	9,417,496.00

Variable compensation for the fiscal year ended on 12/31/2011
	Board of Directors	Executive Managament	Fiscal Council	Total
No. of members	9	9	6	24
Bonus
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Amount effectively recognized in the income statement for the fiscal year	-	-	-	-
Profit sharing
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	2,856,186.00	17,059,230.00	-	19,915,416.00
Amount provided for in compensation plan in case the targets are met	1,785,116.00	10,662,019.00		12,447,135.00
Amount effectively recognized in the income statement for the fiscal year	2,865,186.00	6,549,909.00	-	9,406,909.00

Variable compensation for the fiscal year ended on 12/31/2010

	Board of Directors	Executive Managament	Fiscal Council	Total
No. of members	9	9	6	24
Bonus
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Amount effectively recognized in the income statement for the fiscal year	-	-	-	-
Profit sharing
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	2,125,963.00	12,304,701.00	-	14,430,664.00
Amount provided for in compensation plan in case the targets are met	1,521,729.16	7,273,243.52	-	8,794,972.68
Amount effectively recognized in the income statement for the fiscal year	2,125,963.00	11,165,128.00	-	13,291,091.00

Variable compensation for the fiscal year ended on 12/31/2009
	Board of Directors	Executive Managament	Fiscal Council	Total
No. of members	9	11	6	26
Bonus
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Amount effectively recognized in the income statement for the fiscal year	-	-	-	-
Profit sharing
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	3,181,580.00	17,432,621.00	-	20,614,201.00
Amount provided for in compensation plan in case the targets are met	2,559,683.00	10,876,226.00	-	13,435,909.00
Amount effectively recognized in the income statement for the fiscal year	3,021,906.00	16,315,265.00	-	19,337,171.00

13.4. Regarding the share-based compensation plan applicable to the Board of Directors and Executive Managamentin force for the last fiscal year and forecasted for current fiscal year:

a. general terms and conditions:

Under the Company Stock Option Plan (the “Plan”), senior employees and management of the Company or its direct or indirect subsidiaries (the “Beneficiaries”) are eligible to receive stock options of the Company. They may also be granted American Depositary Receipts (“ADRs”). Currently 460 people (including managers and employees) hold stock options for shares of the Company, taking all the together.

The Plan was initially adopted in 1990 by Companhia Cervejaria Brahma, and was approved by the Shareholders’ Meeting of the Company held on September 14, 2000 and subsequently amended by the Special Shareholders’ Meeting held on April 20, 2006, April 27, 2007 and April 28, 2010. The Plan provides for the general conditions applicable to the granting of options, the criteria to determine the acquisition price, the terms and conditions applicable to such options, restrictions on the transfer of shares acquired under the Plan, as well as several duties of the Board of Directors in the capacity of administrator of the Plan.

Under the Plan, the Board of Directors, as its administrator, has powers to organize it in compliance with its general conditions. The Board of Directors grants options establishing the terms and conditions applicable to each Grant through stock option programs (the “Programs”), which define the Beneficiaries, the number and type of shares of the Company subject to such grant, the exercise price, the exercise periods and the maximum term for exercising the options, rules regarding the transfer of options and potential restrictions applicable to the underlying shares, conditions to the delivery of shares acquired, rules applicable in case of termination of employment, as well as provisions regarding applicable penalties. It may also provide for targets related to the performance of the Company, and the Board of Directors may also define specific rules applicable to employees of the Company who have been transferred to other countries, including to the Company’s controlling shareholder or its subsidiaries.

The Beneficiaries of stock options must execute Stock Option Agreements (the “Agreements”) with the Company by means of which the Beneficiaries shall have the option to purchase lots o shares issued by the Company according to the terms and conditions of the Plan and corresponding Program.

After the amendments to the Plan in 2006, the Company started to use a model of granting options described in more details below. According to such model, six Programs were approved on the meetings of the Board of Directors held on April 25, 2006 (the “2006 Program”), May 8, 2007 (the“2007 Program”), February 27, 2008 (the “2008 Program”), February 26, 2009 (the “2009 Program”), July 30, 2009 (the “2009.2 Program”) and March 1st, 2010 (the “2010 Program”).

According to the terms and conditions of the 2006, 2007, 2008, 2009, 2009.2 and 2010 Programs the Beneficiary may elect to allocate 50%, 75% or 100% of the amounts received as profit sharing in the year to the immediate exercise of options, then acquiring the corresponding preferred shares issued by the Company. In case the Beneficiary elects to allocate its profit sharing to the acquisition of shares under the Program, he/she must exercise the first lot of 50% corresponding to Lot A of options. Regarding the remaining 50% of his/her profit sharing, the Beneficiary may elect between exercising Lot B1 (corresponding to the remaining 50% of his/her share in profits) or Lot B2 (corresponding to 25% of his/her share in profits). The Beneficiary may also elect not to exercise any Lot B.

If the Beneficiary elects to exercise any Lot B, he/she will also be entitled to exercise a supplementary option represented by Lot C1 or Lot C2, depending on whether the Beneficiary has exercised Lot B1 or Lot B2 (the “Supplementary Option”). The Supplementary Option may only be exercised after a term of five years and is subject to the Company meeting its performance targets as described in item “h” below.

Following the amendments made to the Plan in 2010, the Company began to adopt a new option grant model, under which four Programs were approved at the meetings of the Board of Directors held on August 19, 2010 (the “2010.2 Program”), November 30, 2010 (the “2010.3 Program”), February 28, 2011 (the “2011.1 Program”) and November 25, 2011 (the “2011.2 Program”). Such new model contemplates two types of grant, as follows: (i) in the first type of grant, the Beneficiary may elect to allocate 30%, 40%, 60%, 70% or 100% of his/her share in the profits of the year to the immediate exercise of options, then acquiring the corresponding preferred shares of the Company. The delivery of a substantial part of the shares so purchased is contingent upon continued employment with the Company for a term of five (5) years as of the exercise date (“Grant 1”); (ii) in the second type of Grant, the Beneficiary may exercise the options after a term of five (5) years (“Grant 2”). Under this new model, the exercise of options is not conditioned to the Company meeting certain targets.

The 2010.2 Program contemplated the two types of grant described above (Grant 1 and 2), the 2011.1 Program only contemplated Grant 1 e and the 2010.3 and 2011.2 only contemplated Grant 2.

On December 22, 2010, the Board of Directors also approved the granting of additional stock options to some executives of the Company who are transferred to the United States of America, provided that they waive their right to a discount on the exercise price of options for the amounts of dividends and interest on own capital assigned to them until the date of the new grant and which would be assigned to them until the exercise date, provided that each new option shall comply with the approved terms of the respective Program (“Dividend Waiver”).

Additionally, on August 26, 2011, the Board of Directors of the Company, aiming at creating a long-term wealth incentive for some executives identified by the Company as high potential, approved the granting of Share Appreciation Rights beyond the scope of the Plan, since it does not involve settlement by the granting or acquisition of shares. Under the phantom stock program, each Beneficiary will receive two separate lots of Share Appreciation Rights – Lots A and B – subject to lock-up periods of 5 and 10 years, respectively as of the date of their granting. Once such 5 or 10-year term has elapsed, as applicable, the Beneficiary who remained at the Company or in any company of its group will receive in funds immediately available the amount in Brazilian reais corresponding to the closing price of preferred shares or ADRs of the Company at BM&FBovespa or NYSE, respectively, at the trading session immediately before such deadlines, and each phantom stock will correspond to one preferred share or ADR, as applicable. The Share Appreciation Rights granted will not ascribe to their Beneficiary the condition of shareholder of the Company. Such Beneficiaries will not be entitled to any right or prerogative as a result of such condition, and particularly, any right to receive dividends and other rights provided for by Law No. 6,404/76, as amended, as well as in the By-Laws of the Company. The benefits ascribed to the granting of Share Appreciation Rights shall be classified as variable compensation. For a better understanding, the material information regarding this compensation element is further described in this item 13.4 and its sub-items below, as applicable.

b. main purposes of the Plan:

The main purposes of the Plan are: (a) to encourage the expansion of the Company and success in fulfillment of its corporate purposes and the interests of its shareholders, lining up interests by allowing executives and senior employees to acquire shares of the Company, then encouraging their integration with the Company; and (b) enabling the Company to obtain and maintain the services of its executives and senior employees by offering them the possibility of becoming shareholders of the Company.

The purposes of the phantom stock program are the same, except for the fact that it is not an integral part of the Plan and that there is no physical delivery of shares. The program also seeks to promote the expansion of the business of the Company and a lining up of interests to generate value in the long term, as well as encouraging talent retention.

c. how does the Plan contribute to these objectives:

The possibility of acquiring shares issued by the Company under advantageous conditions (or of receiving the value of such shares in the long term, in case of Share Appreciation Rights) allows the introduction of considerable incentives for the employees and management of the Company to commit to create value over the long term.

In the case of the Plan, Beneficiaries are invited to commit their own funds purchasing stocks and then seek for their appreciation in the future once, in some cases, restricted sale periods or, in others, delivery of stocks purchased through the exercise of call options is contingent upon continued employment with the Company. Therefore, this Plan also strives to ensure that the Company retains its executive and senior employees.

In case of Share Appreciation Rights, the Beneficiaries are also encouraged to seek for the future appreciation of stocks, maximizing the amount of the benefit they may receive. Moreover, the phantom stock program was structured primarily taking into account the retention of talent deemed strategic and of high potential to the Company. Therefore, the phantom stock program provides for long terms (5 and 10 years) in order to receive the potential benefit, totally contingent upon continued employment of the Beneficiary with the Company or companies of the group.

d. how does the Plan fit into the Company compensation policy

The Plan is part of the variable compensation mechanism of the Company, in this case strongly designed to encourage the direct commitment of its employees with the performance of the Company in the long term. As described below, (i) the Plan contains elements that encourage the commitment of Beneficiaries by giving them the option to allocate their own funds to purchase shares, allowing attractive earnings with the appreciation of the shares of the Company, in addition to ensuring shareholder payback in the long term; and (ii) the phantom stock program incentives continued employment of executives that the Company may deem highly strategic to its business and activities, so that they may receive an attractive variable compensation additional in the long or very long term.

e. how does the Plan aligns the interests of the management with those of the Company in the short, medium and long term

The options granted under the Plan provide for mechanisms that enable lining up the interests of the management in different time horizons, despite of the fact that the primary purposes f the Plan are related to lining up interests in the long term.

In the short term, the managers participating in the Plan are encouraged to contribute to high earnings of the Company, as they will also have the right to receive dividends as shareholders.

Regarding the medium and long term, the models used by the Company to grant stock options allow the allocation of a percentage of the Beneficiary’s share in profits to the immediate exercise of the options which will give right to shares that will be subject to restrictions on transfer or delivery contingent upon continued employment of the Beneficiary with the Company. For this reason, Beneficiaries are expected to have their interests aligned with expectations of appreciation of the shares of the Company in the medium and long term, once the relevant shares will be subject to a lock-up period during which they cannot be transferred (please refer to item “l” below), or a vesting period during which such shares will remain unavailable (because they were not delivered).

Furthermore, there are options that may only be exercised after a vesting period of five years. Therefore, granting those options serves as a powerful incentive to align the interests of employees with those of the management of the Company in the long term, due to the possibility of considerable gains in the event of appreciation of the stocks of the Company.

In the case of the phantom stock program, grants are essentially designed to align interests in the long and very long term. Any amounts received under such program may only be paid after the applicable lock-up period of 5 or 10 years, then encouraging a sustainable value generation over the time, and primarily encouraging continued employment of executives deemed strategic or of high potential in relation to the Company’s long-term targets.

f. maximum number of shares covered

On December 31, 2011, the maximum number of shares covered by options not yet exercised totaled 19,239,395 preferred shares and 141,270 common shares issued by the Company, already including the effects of the dilution resulting from the exercise of all options under all outstanding Programs.

g. maximum number of options to be granted

Under each program the following numbers (*) of options have been granted to the members of the Board of Directors and Board of Officers:

Programs prior to 2006: 7,135,000 options

2006 Program: 1,085,385 options;

2007 Program: 768,255 options;

2008 Program: 898,855 options;

2009 Program: 389,725 options;

2009.2 Program: 1,118,610 options;

2010 Program 2010: 521,370 options;

2010.2 Program: 34,830 options;

2010.3 Program: 586,290 options;

2011.1 Program: 431,956 options;

2011.2 Program: 565,151 options; and

Dividend waiver: 508,670 options

(*) which each common and each preferred share issued by the Company were split into 5 (five) common shares and 5 (five) preferred shares, respectively

h. conditions to acquire shares

Programs prior to 2006

The terms of the programs prior to the amendments made to the Plan in 2006 provided for an option granted as a single lot, without a final term for their exercise. Therefore, those options could be exercised anytime upon the payment of the exercise price that could be paid within a term of four years. Such term could be extended for an additional period of three years, subject to the accrual of an interest of eight percent (8%) per annum, in addition to restatement according to the General Market Price Index (IGP-M).

Programs from 2006 to 2010

The conditions applicable to the 2006, 2007, 2008, 2009, 2009.2 and 2010 Programs provide for a split of the Options among Lot A, Lot B and Lot C. Lot A corresponds to the number of options equal to the net value of 50% of the profit sharing received by the Beneficiary, divided by Lot A exercise price. Lot B, in turn, may only be exercised jointly with Lot A, provided that the Beneficiary may elect not to exercise it or to exercise Lot B1 (corresponding to the remaining 50% of its profit sharing) or Lot B2 (corresponding to 25% of its share in the profits).

Lot C, also referred to as Supplementary Option, has its exercise necessarily conditioned to the exercise of Lots A and B, so that the decision to exercise Lot B1 will give the right to exercise Lot C1, while the decision to exercise Lot B2 will give the right to exercise Lot C2. Lot C1 consists of a number of options corresponding to 50% of the Beneficiary share in profits (calculated at gross value, this is to say before taxes), divided by the Market Value as defined in item “i” below, and multiplied by 4.6. Lot C2, in turn, consists of options corresponding to 25% of the Beneficiary share in profits (calculated at the gross value, this is to say before taxes), divided by the Market Value and multiplied by 2.3.

The Supplementary Option may only be exercised (i) if in compliance with a vesting period of five years as of the date of the relevant Agreement; and (ii) if specific quantitative targets of return on equity regarding the Company are met, so that the return on equity exceeds the Company’s cost of capital by the margin defined in each Program. Meeting this target must be initially ascertained in relation to a period of three years as of the date of the relevant Program. If such target is not met, the performance testing may be conducted two more times regarding the periods of four and five years as of the Program date

Programs beginning in 2010

Under the 2010.2, 2010.3, 2011.1 and 2011.2 Programs, one or two types of grant may be awarded, as follows: (i) under Grant 1, the exercise price of the options must be paid on demand, although the delivery of a substantial part of the shares acquired is contingent upon continued employment with the Company for a term of five (5) years as of the exercise date; and (ii) under Grant 2, a Beneficiary may only exercise his/her options after a vesting period of five years (5), upon payment of exercise price on demand, in consideration for the delivery of shares. Under this new model the exercise of options is not conditioned to meeting the Company s performance targets.

Share Appreciation Rights

The phantom stock program does not involve exactly the acquisition of shares. The cash payment by the Company to the Beneficiary of the amounts determined based on market prices of shares or ADRs issued by the Company is subject to continued employment with the Company for a term of five (5) years for Lot A and ten (10) years for Lot B, and it is not contingent upon the Company meeting performance targets.

i. criteria to set the acquisition or exercise price

Programs prior to 2006

The exercise price of options corresponded to the closing price of the relevant shares on the trading sessions run by BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) in the three prior to the grant date, applying a ten percent (10%) discount. Starting on granting date, the price of non-exercised options shall be restated according to the IGP-M index, with the deduction of the amounts distributed as dividends and interest on own capital until such date, which shall also be restated according to the IGP-M index.

Programs from 2006 to 2010

The Lot A and Lot C options must be acquired for the price corresponding to the average value of closing prices for shares of the same type traded at BM&FBOVESPA over a 30-days window prior to grant date (“Market Value”), or, in specific cases, e.g. for employees of subsidiaries with head offices abroad, the average closing price of ADRs traded at the New York Stock Exchange – NYSE (“NYSE”) over the same period, or as specifically provided by the Program. The exercise price of Lot B options shall be equal to that of Lots A and C options, applying a ten percent (10%) discount.

For the Supplementary Option (Lot C), the amounts corresponding to the dividends and interest on own capital effectively paid out by the Company on the underlying shares in the period between grant date and exercise date is deducted from the exercise price, except in some specific cases.

Programs beginning in 2010

Pursuant to the new model (Programs 2010.2, 2010.3, 2011.1 and 2011.2), the exercise price of Grant 1 options corresponds to the closing price of similar stocks traded at BM&FBOVESPA on the day immediately before grant date. In some specific cases, e.g. for employees of certain subsidiaries, the exercise price is the closing price of American Depositary Receipts (“ADR”) traded at the New York Stock Exchange (“NYSE”) over the same period, and, subject to certain conditions established in each Program, a discount shall be applied. The exercise price of Grant 2 options corresponds to the closing price of stocks of the same type on the trading session of BM&FBOVESPA immediately before the grant date, or, in case of Beneficiaries residing abroad, the closing price of ADRs traded at NYSE on the same date.

Share Appreciation Rights

The phantom stock program does not involve the acquisition of shares, but rather the payment of a cash amount by the Company to the Beneficiary. Such amount is determined at the end of each lock-up period applicable to the respective Lots by transforming equivalent amounts into reais at the closing price of preferred shares or ADRs issued by the Company on the trading session of BM&FBOVESPA or NYSE, as applicable, immediately before the date of payment, where each phantom stock shall correspond to one preferred share or ADR, as applicable.

j. criteria to set the final term for exercise

Programs prior to 2006

Under the 2010.2, 2010.3, 2011.1 and 2011.2 Programs, Grant 1 lots may only be exercised in full immediately upon the execution of the Agreement by the Beneficiary, then obtaining the immediate commitment of Beneficiaries, provided that potential gains will only be obtained in the long term, according to the purposes of the Plan. Grant 2, in turn, provides for a vesting period of five (5) years, after which the options may be exercised, then encouraging the Beneficiary to have a long-term commitment

Programs from 2006 to 2010

Under the 2006, 2007, 2008, 2009, 2009.2 and 2010 Programs, Lot A and Lot B must be exercised immediately, concomitantly with the execution of the Agreement by the Beneficiary, then obtaining the immediate commitment of Beneficiaries, provided that potential gains will only be obtained in the long term, according to the purposes of the Plan. Lot C, in turn, is subject to a vesting period of five (5) years as of the date of execution of the Agreement. This term is necessary to meet the return targets, resulting in a long-term commitment by the Beneficiary. Once such vesting period has elapsed, the Lot C options may be exercised within an extinctive term of five (5) years, then securing to Beneficiaries a longer window to elect the best time to commit a new portion of its funds to the exercise of options.

Programs beginning in 2010

Under the 2010.2, 2010.3, 2011.1 and 2011.2 Programs, Grant 1 lots may only be exercised in full immediately upon the execution of the Agreement by the Beneficiary. Grant 2 lots, in turn, provide for a vesting period of five (5) years for the options to be exercised.

Share Appreciation Rights

Lot A provides for a term of five (5) years to receive the relevant amounts, while in the case of Lot B, such term is of ten (10) years. The main purpose of those lock-up periods is to retain executives deemed of high potential and strategic for the business and activities of the Company, encouraging their continued employment with the Company in view of the possibility of receiving, in the long term, potentially attractive amounts linked to the value of shares issued by the Company.

k. form of settlement

In general, the Company uses treasury stocks to satisfy the exercise of options, or ADRs backed by shares issued by the Company. The Company may also issue new shares, upon an increase in capital stock, always within the limits of authorized capital, upon a resolution of the Board of Directors.

For programs prior to the amendments made to the Plan in 2006, the amount corresponding to the exercise price could be paid in installments by the Beneficiary. For other programs approved through to the date of this Reference Form, the rule is that the exercise price must be paid on demand upon subscription or purchase of the corresponding shares. Regarding Lot C options, they may be paid within five (5) days as of their exercise date.

The Share Appreciation Rights do neither involve the effective delivery of shares, nor the payment of any amount by the Beneficiary. They are settled upon the payment of the cash benefit by the Company directly to the Beneficiary, immediately after the end of the relevant lock-up period.

l. restrictions to the transfer of shares

Programs prior to 2006

Regarding the programs prior to the amendments made to the Plan in 2006, the shares resulting from the exercise of options are subject to a lock-up period of five (5) years as of the date of their acquisition.

Programs from 2006 to 2010

In relation to the 2006, 2007, 2008, 2009, 2009.2 and 2010 Programs, the shares resulting from the exercise of Lot A options are subject to a lock-up period of thee (3) years; while the shares resulting from the exercise of Lot B options, are subject to a lock-up period of five (5) years, both of them as of the date of acquisition or subscription of the corresponding shares. Lot C options may only be exercised after a vesting period of five (5) years, but the shares resulting from their exercise are not subject to any lock-up period, they may be freely transferred at any time.

Programs beginning in 2010

Under the 2010.2, 2010.3, 2011.1 and 2011.2 Programs, the shares resulting from the exercise of Grant 1 options are subject to a lock-up period of five (5) years as of the exercise date, while the shares resulting from the exercise of Grant 2 options are free and clear and may be transferred at any time.

Share Appreciation Rights

The phantom stock program does neither involve the physical delivery of shares, nor the acquisition of a shareholder condition by their Beneficiaries. Therefore, there is nothing to say about any restriction to the transfer of shares. Please note, however, that the receipt of the amounts under the phantom stock program is subject to the lock-up periods described in sub-item “h” above.

m. criteria and event that, once verified, will result in the suspension, amendment or termination of the Plan

The Plan may be amended or terminated by the Board of Directors. Regardless of the authority of the Board of Directors, no decision may change the rights and obligations of any Agreement in force.

In addition, in case of dissolution, transformation, merger, consolidation, spin-off or reorganization of the Company, the existing options will be subject to the rules established by the Board of Directors on this matter.

n. effects of withdrawal of a manager from the bodies of the Company on the rights provided under share-based compensation plan

Programs from 2006 to 2010

In case of withdrawal or resignation of a manager of the Company, the shares resulting from the exercise of Lot A and Lot B options shall remain the property of their Beneficiary, and they shall be released from the applicable lock-up periods as described in item 13.4.l above. In this case, the relevant manager is required to return to the Company an amount corresponding to the 10% discount granted in the exercise of Lot B options.

In other cases such as retirement or permanent disability, the shares shall also remain with the manager and shall be released from the applicable lock-up periods. In these cases, the Beneficiary will only be required to return the 10% discount granted in relation to the exercise of Lot B options if he/she leaves the Company within 24 months as of the commencement of the relevant employment contract.

In case of (i) voluntary leave or resignation, or (ii) dismissal or discharge for case, Lot C option not yet exercised may be exercised within a term of ninety (90) days, while options whose vesting period has not yet elapsed will be terminated.

Should the Beneficiary leave the Company for any other reason, or should the Beneficiary retire at less than 60 (sixty) years of age, Lot C option granted less than 24 months before will lapse, while the Lot C options granted more than 24 months before may be exercised within a period of one hundred and eighty (180) days after the applicable vesting period has elapsed. However, in this case, the Beneficiary must execute a non-compete agreement with a minimum term of two (2) years and must also comply with the lock-up periods and performance targets applicable under the corresponding Program. Also, the number of options open for exercise will be proportional to the period the Beneficiary’s employment contract or term of office remained in force after the options grant.

Programs beginning in 2010

Under the 2010.2 Program, in the case of Grant 1 options, except as provided below, upon termination of an employment contract for any reason whatsoever during the applicable vesting period, the relevant Beneficiary will lose the right to receive any shares not yet received and will be required to return to the Company the amount corresponding to the 10% discount in the exercise price.

In case the Beneficiary retires at more than 60 (sixty) years of age, he/she will have the right to receive the corresponding shares, complying with the vesting period established in the program and provided that he/she executes a non-compete agreement for a minimum term of two (2) years and complies with the applicable lock-up periods. In the event of termination of the employment contract or term of office by virtue of dismissal for any reason other than for cause or retirement of a Beneficiary under the age of sixty (60) after 24 months as of the date the options were granted: (i) provided that he/she executes the non-compete agreement mentioned above, the Beneficiary will be entitled to receive, always on a pro rata basis to the number of months during which he/she has performed his/her functions, as of the grant date, any options granted, as well as the shares ascribed to him/her until the date of termination of his/her employment or tenure; (ii) must return to the Company, on a pro rata basis, the amount corresponding to the 10% discount on the exercise price; and (iii) comply with any applicable lock-up period. In case of his/her death or permanent disability, the Beneficiary (or his/her heirs or successors) shall be entitled to immediately receive the shares resulting from the options granted, as well as the shares already assigned in the period.

In the case of Grant 2 options under the 2010.2 Program, in the event of (i) termination of the employment contract for cause or a similar reason, resignation or renouncement, a Beneficiary will lose his/her right to exercise any options not yet qualified to be exercised, and options qualified to be exercised may be exercised within ninety (90) days as of the severance date of termination, after which term they will be canceled; (ii) termination of the employment without cause, the options that are not qualified to be exercised will lapse and those qualified to be exercised may be exercised within a term of one hundred and eighty (180) days as of the severance date, after which they will be cancelled; (iii) retirement before sixty (60) years of age, the options not qualified to be exercised will lapse and those qualified to be exercised may be so until March 30, 2020; (iv) retirement after the age of sixty (60), the Beneficiary may exercise any options not yet qualified to be exercised under the Program, provided that he/she executes a non-compete agreement with a minimum term of two (2) years and complies with the applicable lock-up periods; the options already qualified to be exercised may be so until March 30, 2020; and (v) death or permanent disability, all options, either qualified to be exercised or not shall become immediately exercisable until March 30, 2020.

Under the 2010.3 and 2011.2 Programs, in the event of termination of the Beneficiary s employment contract, the following rules shall apply: (i) (i) in the event of termination for cause or similar reason, renouncement or resignation or leave without pay for a period exceeding twenty-four (24) months, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within ninety (90) days as of the severance date, after which they will be canceled; (ii) in the event of dismissal without cause or severance resulting from outsourced services, sale of affiliate company or business unit, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within one hundred and eighty (180) days as of the severance date, after which they will be canceled; (iii) in the event of severance after a Beneficiary has cumulatively achieved seventy (70) years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so, while in relation to any options not qualified to be exercised, in case severance has occurred within twenty-four (24) months after the option grant, the Beneficiary may exercise his/her options on a pro rata basis, provided that he/she executes the above-mentioned non-compete agreement; (iv) in the event of severance after a Beneficiary has cumulatively achieved eighty (80) years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so within their respective terms, provided that any options not qualified to be exercised may be so, provided that he/she executes the above-mentioned non-compete agreement if this is so resolved by the Board of Directors of the Company; and (v) in case of death or permanent disability, any options already qualified to be exercised may be so within their respective terms, and any options not yet qualified to be exercised may nevertheless be so immediately, provided, however, that the Board of Directors of the Company may, in case of permanent disability, require any such exercise be contingent upon the execution of a non-compete agreement.

Under the 2011.1 Program, in case the Beneficiary s employment contract or term of office terminates for any reason whatsoever, except as provided below, during a vesting period, the Beneficiary will lose the right to receive the respective shares. In the event of termination of the employment contract or term of office after twenty-four (24) months as of grant date, for any reason other than (a) for cause, renouncement or resignation, or (b) the events provided below: (i) the Beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained performing his/her functions to the Company, its subsidiaries, controlling companies and affiliates as of the date the options were granted, the shares assigned to him/her until the termination of his/her functions to the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may resolve that such receipt is contingent upon the execution and performance by the Beneficiary of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors; and (ii) the restrictions to the transfer of shares provided for in the Program shall remain in force.

In the event of severance after a Beneficiary has cumulatively achieved seventy (70) years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so, while in relation to any options not qualified to be exercised: (i) in case severance has occurred within twenty-four (24) months after the option grant, the Beneficiary will lose his/her right to receive the shares, except if the Beneficiary shall have allocated 100% of his Bonus to full exercise of options in the last five (5) years (or in such shorter period in which he/she has become eligible to participate in the Company s Stock Option Plan), in which case the Beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained in his/her office at the Company, its subsidiaries, controlling companies and affiliates, as of the grant date the shares assigned to him/her until the date of termination of his/her employment with the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may determine that receipt thereof shall be contingent upon the execution and performance, by the Beneficiary, of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors; and (ii) in case severance has occurred after twenty-four (24) months as of the option grant, the Beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained in his/her office at the Company, its subsidiaries, controlling companies and affiliates, as of the grant date, the shares assigned to him/her until the date of termination of his/her employment with the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may determine that receipt thereof shall be contingent upon the execution and performance, by the Beneficiary, of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors.

In the event of severance after a Beneficiary has cumulatively achieved eighty (80) years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), he/she shall be entitled to receive the shares after complying with the vesting period provided for in the Program. In this case, restrictions on the transfer of shares under the Program shall remain force.

In case of death or permanent disability of the Beneficiary in the latter case, contingent upon the execution and performance, by the Beneficiary, of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors he/she or his/her heirs or successors, as applicable, shall be entitled to immediately receive the shares resulting from the options granted, as well as the shares already assigned in the period, all of them free and clear.

Share Appreciation Rights

In relation to Lot A: in the events of (i) dismissal for cause or similar reason; (ii) leave without pay for a period exceeding twenty-four (24) months; (iii) renouncement or resignation; (iv) dismissal without cause; (v) severance resulting from outsourced services, sale of subsidiary, affiliate company or business unit of the Company; and (vi) severance after a Beneficiary has cumulatively achieved seventy (70) years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), the Share Appreciation Rights will be canceled and terminated by operation of law.

In the events of (i) severance after a Beneficiary has cumulatively achieved eighty (80) years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date); and (ii) permanent disability, the Share Appreciation Rights granted during the period starting on their grant date and ending on the severance date shall remain valid and their settlement shall comply with the vesting periods provided for in the relevant agreement, provided that receipt of the corresponding bonus shall be contingent upon the Beneficiary executing and performing a non-compete agreement with the Company.

In the event of death of the Beneficiary, the Share Appreciation Rights shall be settled on a pro rata basis according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the Beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

In relation to Lot B: in the events of (i) dismissal for cause or similar reason; (ii) leave without pay for a period exceeding twenty-four (24) months; and (iii) renouncement or resignation, the Share Appreciation Rights shall be canceled and terminated by operation of law.

In the events of (i) dismissal without cause; (ii) severance resulting from outsourced services, sale of subsidiary, affiliate company or business unit of the Company; and (iii) severance after a Beneficiary has cumulatively achieved seventy (70) years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), the following rules shall apply: (a) severance before the 5-year vesting term: the Share Appreciation Rights shall be canceled and terminated by operation of law; (b) severance between 5 and 10 years of grant date anniversary: the Share Appreciation Rights shall be settled on a pro rata bass according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the Beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

In the events of (i) severance after a Beneficiary has cumulatively achieved eighty (80) years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date); and (ii) permanent disability, the Share Appreciation Rights granted during the period starting on the grant date and ending on severance date shall remain valid and their settlement shall comply with the vesting periods provided for in the relevant agreement, provided that receipt of the corresponding bonus shall be contingent upon the Beneficiary executing and performing a non-compete agreement with the Company.

In the event of death of the Beneficiary, the Share Appreciation Rights shall be settled on a pro rata basis according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the Beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

13.5. Shares or quotas directly or indirectly held, in Brazil or abroad, and other securities convertible into shares or quotas issued by the Company, its direct or indirect shareholders, subsidiaries or affiliates by members of the Board of Directors, Executive Management and Fiscal Council, grouped by body, on the closing date of the last fiscal year:

Instruments issued by Ambev
	Nº Shares and ADRs			Nº Options			TOTAL
Body	ON	PN	TOT	ON	PN	TOT	ON	PN	TOT
Board of Directors	820,641	3,663,266	4,483,907	-	2,576,731	2,576,731	820,641	6,239,997	7,060,638
Executive Managament	749,869	4,330,586	5,080,455	73,780	4,384,605	4,458,385	823,649,	8,715,191	9,538,840
Fiscal Council	30	-	30	-	-	-	30	-	30
Total	1,570,540	7,993,852	9,564,392	73,780	6,961,336	7,035,116	1,644,320	14,955,188	16,599,508

Body	Nº Shares and ADRs	Nº Options	Total
Board of Directors	5,083,975	8,289,879	13,373,854
Executive Management	757,833	3,564,611	4,322,444
Fiscal Council	-	-	-
Total	5,841,808	11,854,490	17,696,298

13.6. In relation to share-based payments made to the Board of Directors and Executive Management recognized in the income statement of the last three fiscal years and the forecast for current year:

12/31/2011	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of Members	2	8	2	8	2	8	0	3	1	9	1	8
Stock Options
Grant Date	04/27/2006	04/27/2006	04/30/2007	04/30/2007	04/30/2008	04/30/2008	-	03/30/2009	08/28/2009	08/28/2009	03/30/2010	03/30/2010
Number of Options Granted	700.025	381.950	414.345	396.885	345.650	579.925	-	515.515	140.235	982.445	170.570	367.560
Vesting Period	04/27/2011	04/27/2011	04/30/2012	04/30/2012	04/30/2013	04/30/2013	-	03/30/2014	08/28/2014	08/28/2014	03/30/2015	03/30/2015
Term for exercise of the Options	04/27/2016	04/27/2016	04/30/2017	04/30/2017	04/30/2018	04/30/2018	-	03/30/2019	08/28/2019	08/28/2019	03/30/2020	03/30/2020
Lock-up Period	5 years	5 years	5 years	5 years	5 years	5 years	-	5 years	5 years	5 years	5 years	5 years
Weighted average price of:							-
(a) Options outstanding in the beginning of fiscal year	15,22	15,22	17,33	17,33	23,29	23,29	-	16,75	24,31	24,31	33,43	33,43
(b) Options lost during the fiscal year	-	-	-	-	-		-	-	-	-	-	-
(c) Options exercised during the fiscal year	-	14,60	-	-	-		-	-	-	-	-	-
(d) Options expired during the fiscal year	-		-	-	-		-	-	-	-	-	-
Fair value of options on grant date	9.100.325	4.965.350	6.644.586	4.907.880	7.520.703	9.690.547	-	6.828.976	2.539.936	17.794.044	2.899.690	6.248.520
Potential dilution upon exercise of all options granted	0,0224%	0,0122%	0,0133%	0,0127%	0,0111%	0,0186%	0,0000%	0,0165%	0,0045%	0,0315%	0,0055%	0,0118%

12/31/2011 (CONT)	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of Members	3		1	9	5	9	1		1	-	1	-
Stock Options
Grant Date	08/19/2010	-	11/30/2010	11/30/2010	11/30/2011	11/30/2011	02/28/2011		02/28/2011	-	02/28/2011	-
Number of Options Granted	34.830	-	121.365	484.745	141.041	424.110	281.266		122.982	-	104.422	-
Vesting Period	03/30/2015	-	11/30/2015	11/30/2015	11/30/2016	11/30/2016	04/27/2011		04/30/2012	-	04/30/2013	-
Term for exercise of the Options	03/30/2020	-	11/30/2020	11/30/2020	11/30/2021	11/30/2021	04/27/2016		04/30/2017	-	04/30/2018	-
Lock-up Period	4,6 years	-	5 years	5 years	5 years	5 years	1,5 month		1 year and 3 months	-	2 years and 3	-
		-									months
Weighted average price of:		-
(a) Options outstanding in the beginning of fiscal year	37,36	-	46,80	46,80	59,86	59,86	43,62		43,62	-	43,62	-
(b) Options lost during the fiscal year	-	-		-	-		-	-	-	-	-	-
(c) Options exercised during the fiscal year	-	-		-	-		-	-	-	-	-	-
(d) Options expired during the fiscal year	-	-		-	-		-	-	-	-	-	-
Fair value of options on grant date	767.239	-	2.193.527	8.761.184	3.025.329	9.097.160	6.798.199		2.880.238		2.204.348
Potential dilution upon exercise of all options granted	0,0011%	0,0000%	0,0039%	0,0155%	0,0045%	0,0136%	0,0090%	0,0000%	0,0039%	0,0000%	0,0033%	0,0000%

12/31/2010	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of Members	2	8	2	8	2	8	-	2
Stock Options
Grant Date	04/27/2006	04/27/2006	04/30/2007	04/30/2007	04/30/2008	04/30/2008	03/30/2009	03/30/2009
Number of Options Granted	981.291	385.360	537.327	353.910	450.072	553.205	-	389.725
Vesting Period	04/27/2011	04/27/2011	04/30/2012	04/30/2012	04/30/2013	04/30/2013	03/30/2014	03/30/2014
Term for exercise of the Options	04/27/2016	04/27/2016	04/30/2017	04/30/2017	04/30/2018	04/30/2018	03/30/2019	03/30/2019
Lock-up Period	5 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years
Weighted average price of:
(a) Options outstanding in the beginning of fiscal year	16,92	16,92	19,04	19,04	24,99	24,99	18,45	18,45
(b) Options lost during the fiscal year	-	-	-	-		-	-	-
(c) Options exercised during the fiscal year	-	-	-	-		-	-	-
(d) Options expired during the fiscal year	-	-	-	-		-	-	-
Fair value of options on grant date	12.756.783	5.009.680	6.646.735	4.377.867	10.482.177	12.884.144	0	5.162.648
Potential dilution upon exercise of all options granted	0,0316%	0,0124%	0,0173%	0,0114%	0,0145%	0,0178%	0,0000%	0,0126%

12/31/2010 (cont)	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of Members	1	9	1	8	3	-	1	8
Stock Options
Grant Date	08/28/2009	08/28/2009	03/30/2010	03/30/2010	08/19/2010	-	11/30/2010	11/30/2010
Number of Options Granted	140.235	978.375	170.570	350.800	34.830	-	121.365	464.925
Vesting Period	08/28/2014	08/28/2014	03/30/2015	03/30/2015	03/30/2015	-	11/30/2015	11/30/2015
Term for exercise of the Options	08/28/2019	08/28/2019	03/30/2020	03/30/2020	03/30/2020	-	11/30/2020	11/30/2020
Lock-up Period	5 years	5 years	5 years	5 years	4,6 years	-	5 years	5 years
Weighted average price of:
(a) Options outstanding in the beginning of fiscal year	26,01	26,01	34,79	34,79	37,36		46,80	46,80
(b) Options lost during the fiscal year	-	-	-	-		-	-	-
(c) Options exercised during the fiscal year	-	-	-	-		-	-	-
(d) Options expired during the fiscal year	-	-	-	-		-	-	-
Fair value of options on grant date	2.539.656	17.718.371	2.899.690	5.963.600	776.709		- 2.193.066	8.401.195
Potential dilution upon exercise of all options granted	0,0045%	0,0315%	0,0055%	0,0113%	0,0011%	0,0000%	0,0039%	0,0150%

12/31/2009	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of Members	4	10	2	9	2	8
Stock Options
Grant Date	04/10/2003	04/10/2003	04/27/2006	04/27/2006	04/30/2007	04/30/2007
Number of Options Granted	5.000.000	2.435.000	981.291	485.935	537.327	403.535
Vesting Period	Undetermined	Undetermined	04/27/2011	04/27/2011	04/30/2012	04/30/2012
Term for exercise of the Options	Undetermined	Undetermined	04/27/2016	04/27/2016	04/30/2017	04/30/2017
Lock-up Period	5 years	5 years	5 years	5 years	5 years	5 years
Weighted average price of:
(a) Options outstanding in the beginning of fiscal year	10,91	10,91	18,14	18,14	20,25	20,25
(b) Options lost during the fiscal year	-	-		-	-	-
(c) Options exercised during the fiscal year	11,22	11,48		-	-	-
(d) Options expired during the fiscal year	-	-		-	-	-
Fair value of options on grant date	33.780.000	16.450.860	12.756.783	6.317.155	6.646.735	4.991.728
Potential dilution upon exercise of all options granted	0,1620%	0,0789%	0,0318%	0,0158%	0,0174%	0,0131%

12/31/2009 (CONT)	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of Members	2	10		2	1	11
Stock Options			-
Grant Date	04/30/2008	04/30/2008	-	03/30/2009	08/28/2009	08/28/2009
Number of Options Granted	450.072	630.075	-	389.725	140.235	1.152.130
Vesting Period	30-abr-13	30-abr-13	-	03/30/2014	08/28/2014	08/28/2014
Term for exercise of the Options	30-abr-18	30-abr-18	-	03/30/2019	08/28/2019	08/28/2019
Lock-up Period	5 years	5 years	-	5 years	5 years	5 years
Weighted average price of:			-
(a) Options outstanding in the beginning of fiscal year	26,21	26,21	-	19,55	26,80	26,80
(b) Options lost during the fiscal year	-	-	-	-	-	-
(c) Options exercised during the fiscal year	-	-	-	-	-	-
(d) Options expired during the fiscal year	-	-	-	-	-	-
Fair value of options on grant date	10.482.177	14.674.447	-	5.162.648	2.539.656	20.865.074
Potential dilution upon exercise of all options granted	0,0146%	0,0204%	0,0000%	0,0126%	0,0045%	0,0374%

(1) which each common and each preferred share issued by the Company were split into 5 (five) common shares and 5 (five) preferred shares, respectively
(2) The exercise price is restated according to the variation of the IGP-M index and deducted from the amounts of dividends and interest on own capital paid by the Company since the date the options were granted, reason why the prices informed in each table (this is to say, in relation to 2011, 2010 and 2009, respectively) are different.
(3) The potential dilution considers that 100% of the options granted and outstanding are exercised on the base date of the Reference Form, namely, December 31, 2011, and that the Company issues new shares as a result of the exercise of such options. Dilution is calculated by the ratio between the number of new shares issued and the total number of shares of the capital stock after such issuance. For further information, please refer to item 13.9.

NOTE.: It is not possible to estimate certain information, since it is depends on future events.

13.7. Information regarding outstanding options held by the Board of Directors and Executive Managamentat the end of the last fiscal year:

Outstanding Options at the end of the fiscal year ending on 12/31/2011	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of Members	-	1	-	2	2	8	2	8	2	8	-	3	1	9
Grant Date	-	04/10/2003	-	10/08/2004	04/27/2006	04/27/2006	04/30/2007	04/30/2007	04/30/2008	04/30/2008	-	03/30/2009	08/28/2009	08/28/2009
Options not qualified for exercise
Number	-	-	-	-	-	-	414.345	396.885	345.650	579.925	-	515.515	140.235	982.445
Date on w hich they may be exercised	-	-	-	-	-	-	04/30/2012	04/30/2012	04/30/2013	04/30/2013	-	03/30/2014	08/28/2014	08/28/2014
Maximum term for exercise	-	-	-	-	-	-	04/30/2017	04/30/2017	04/30/2018	04/30/2018	-	03/30/2019	08/28/2019	08/28/2019
Lock up Period	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Weighted average exercise price	-	-	-	-	-	-	15,49	15,49	21,45	21,45	-	14,91	22,47	22,47
Fair value of the options on the last day of fiscal year	-	-	-	-	-	-	31.504.859	23.270.385	25.022.151	32.241.443	-	30.392.881	7.732.728	54.173.212
Options qualified to be exercised
Number	-	95.705	-	791.800	700.025	313.910	-	-	-	-	-	-	-	-
Maximum term for exercise	-	Indeterminado	-	Undetermined	04/27/2016	04/27/2016	-	-	-	-	-	-	-	-
Lock up Period	-	Indeterminado	-	Undetermined	NA	NA	-	-	-	-	-	-	-	-
Weighted average exercise price	-	13,28	-	14,32	13,38	13,38	-	-	-	-	-	-	-	-
Fair value of the options on the last day of fiscal year	-	6.440.947	-	53.288.140	63.874.026	25.705.235	-	-	-	-	-	-	-	-
Total Fair value of the options on the last day of fiscal year	-	6.440.947	-	53.288.140	63.874.026	25.705.235	31.504.859	23.270.385	25.022.151	32.241.443		30.392.881	7.732.728	54.173.212

Outstanding Options at the end of the fiscal year ending on 12/31/2011 (CONT)	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of Members	1	8	1	-	1	10	5	9	1	-	1	-	1	-
Grant Date	30-mar-10	03/30/2010	08/30/2010	-	11/30/2010	11/30/2010	11/30/2011	11/30/2011	02/28/2011	-	02/28/2011	-	02/28/2011	-
Options not qualified for exercise
Number	170.570	367.560	34.830	-	121.365	484.745	141.041	424.110	281.266	-	122.982	-	104.422	-
Date on w hich they may be exercised	30-mar-15	03/30/2015	03/30/2015	-	11/30/2015	11/30/2015	11/30/2019	11/30/2019	04/27/2011	-	04/30/2012	-	04/30/2013	-
Maximum term for exercise	30-mar-20	03/30/2020	03/30/2020	-	11/30/2020	11/30/2020	11/30/2021	11/30/2021	04/27/2016	-	04/30/2017	-	04/30/2018	-
Lock up Period	-	-	-	-	-	-	-	-
Weighted average exercise price	31,59	31,59	37,36	-	46,80	46,80	59,86	59,86	43,62	-	43,62	-	43,62	-
Fair value of the options on the last day of fiscal year	8.714.632	18.779.095	1.779.508	-	3.670.797	14.661.561	3.715.612	11.172.838	5.408.093		2.364.659		2.165.637
Options qualified to be exercised
Number	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Maximum term for exercise	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Lock up Period	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Weighted average exercise price	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Fair value of the options on the last day of fiscal year	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Fair value of the options on the last day of fiscal year	8.714.632	18.779.095	1.779.508	-	3.670.797	14.661.561	3.715.612	11.172.838	5.408.093	-	2.364.659	-	2.165.637	-

Outstanding Options at the end of the fiscal year ending on 12/31/2010	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of Members	-	1	-	3	2	8	2	8	2	8	-	2	1	9
Grant Date	-	10-abr-03	-	10/08/2004	04/27/2006	04/27/2006	04/30/2007	04/30/2007	04/30/2008	04/30/2008	-	03/30/2009	08/28/2009	08/28/2009
Options not qualified for exercise
Number	-	-	-	-	700.025	385.360	414.345	353.910	345.650	553.205	-	389.725	140.235	978.375
Date on w hich they may be exercised	-	-	-	-	04/27/2011	04/27/2011	04/30/2012	04/30/2012	04/30/2013	04/30/2013	-	03/30/2014	08/28/2014	08/28/2014
Maximum term for exercise	-	-	-	-	04/27/2016	04/27/2016	04/30/2017	04/30/2017	04/30/2018	04/30/2018	-	03/30/2019	08/28/2019	08/28/2019
Lock up Period	-	-	-	-	04/27/2016	04/27/2016	04/30/2017	04/30/2017	04/30/2018	04/30/2018	-	03/30/2019	08/28/2019	08/28/2019
Weighted average exercise price	-	-	-	-	15,22	15,22	17,33	17,33	23,29	23,29	-	16,75	24,31	24,31
Fair value of the options on the last day of fiscal year	-	-	-	-	29.731.758	16.367.173	17.598.236	15.031.415	14.340.680	22.951.934	-	16.285.956	5.403.104	37.695.741
Options qualified to be exercised
Number	-	95.705	-	919.225			-	-	-	-	-	-	-	-
Maximum term for exercise	-	Undetermined	-	Undetermined	03/30/2020	03/30/2020	-	-	-	-	-	-	-	-
Lock up Period	-	Undetermined	-	Undetermined	NA	NA	-	-	-	-	-	-	-	-
Weighted average exercise price	-	12,05	-	11,46			-	-	-	-	-	-	-	-
Fair value of the options on the last day of fiscal year	-	4.835.017	-	46.439.247	-	-	-	-	-	-	-	-	-	-
Total Fair value of the options on the last day of fiscal year	-	4.835.017	-	46.439.247	29.731.758	16.367.173	17.598.236	15.031.415	14.340.680	22.951.934		16.285.956	5.403.104	37.695.741

Outstanding Options at the end of the fiscal year ending on 12/31/2010 (CONT)	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of Members	1	8	1		1	10
Grant Date	03/30/2010	03/30/2010	08/30/2010	-	11/30/2010	11/30/2010
Options not qualified for exercise				-
Number	170.570	350.800	34.830	-	121.365	464.925
Date on w hich they may be exercised	03/30/2015	03/30/2015	03/30/2015	-	11/30/2015	11/30/2015
Maximum term for exercise	03/30/2020	03/30/2020	03/30/2020	-	11/30/2020	11/30/2020
Lock up Period	03/30/2020	03/30/2020	03/30/2020	-
Weighted average exercise price	33,43	33,43	37,36	-	46,80	46,80
Fair value of the options on the last day of fiscal year	6.040.124	12.422.322	1.195.861	-	2.440.059	9.347.376
Options qualified to be exercised				-
Number	-	-	-	-	-	-
Maximum term for exercise	-	-	-	-	-	-
Lock up Period	-	-	-	-	-	-
Weighted average exercise price	-	-	-	-	-	-
Fair value of the options on the last day of fiscal year	-	-	-	-	-	-

Outstanding Options at the end of the fiscal year ending on 12/31/2009	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of Members		1	-	3	2	8	2	8	2	8	-	2	1	9
Grant Date	-	04/10/2003	-	08/10/2004	04/27/2006	04/27/2006	04/30/2007	04/30/2007	04/30/2008	04/30/2008	-	03/30/2009	08/28/2009	08/28/2009
Options not qualified for exercise
Number	-	-	-	-	700.025	485.935	414.345	485.935	345.650	630.075	-	389.725	140.235	1.152.130
Date on w hich they may be exercised	-	-	-	-	04/27/2011	04/27/2011	04/30/2012	04/30/2012	04/30/2013	04/30/2013	-	03/30/2014	08/28/2014	08/28/2014
Maximum term for exercise	-	-	-	-	04/27/2016	04/27/2016	04/30/2017	04/30/2017	04/30/2018	04/30/2018	-	03/30/2019	08/28/2019	08/28/2019
Lock up Period	-	-	-	-
Weighted average exercise price	-	-	-	-	16,92	16,92	15,86	15,86	24,99	24,99		15,99	25,84	25,84
Fair value of the options on the last day of fiscal year	-	-	-	-	18.791.447	13.044.423	11.122.663	13.044.423	8.377.566	15.271.212	-	10.650.047	3.563.326	29.275.249
Options qualified to be exercised
Number	-	259.265	-	1.022.575	-	-	-	-	-	-	-	-	-	-
Maximum term for exercise	-	Undetermined	-	Undetermined	-	-	-	-	-	-	-	-	-	-
Lock up Period	-	Undetermined	-	Undetermined	-	-	-	-	-	-	-	-	-	-
Weighted average exercise price	-	10,00	-	10,91	-	-	-	-	-	-	-	-	-	-
Fair value of the options on the last day of fiscal year	-	9.048.349	-	35.687.868	-	-	-	-	-	-	-	-	-	-
Total Fair value of the options on the last day of fiscal year	-	9.048.349	-	35.687.868	18.791.447	13.044.423	11.122.663	13.044.423	8.377.566	15.271.212	-	10.650.047	3.563.326	29.275.249

In relation to the numbers of shares above: on December 17, 2010, which each common and each preferred share issued by the Company were split into 5 (five) common shares and 5 (five) preferred shares, respectively

13.8. In relation to the options exercised and shares transferred as share-based compensation to the Board of Directors and Executive Managamentin the last three (3) fiscal years, prepare a table with the following content:

December 31, 2011
	Board of Directors	Executive Management
No. of members	-	2
Options exercised
Number of shares	-	598,550
Weighted average exercise price	-	R$11.91
Difference between the exercise price and the market value of the shares resulting from the options exercised	-	R$32,136,482
Shares transferred
Number of shares transferred	-	-
Weighted average acquisition price	-	-
Difference between the acquisition price and the market value of the shares acquired	-	-

December 31, 2010

	Board of Directors	Executive Management
No. of members	-	2
Options exercised
Number of shares	-	103,350
Weighted average exercise price	-	R$11.53
Difference between the exercise price and the market value of the shares resulting from the options exercised	-	R$3,906,536
Shares transferred
Number of shares transferred	-	-
Weighted average acquisition price	-	-
Difference between the acquisition price and the market value of the shares acquired	-	-

December 31, 2009

	Board of Directors	Executive Management
No. of members	1	11
Options exercised
Number of shares	312,795	658,570
Weighted average exercise price	13.33	20.61
Difference between the exercise price and the market value of the shares resulting from the options exercised	3,632,038	7,711,037
Shares transferred
Number of shares transferred	-	-
Weighted average acquisition price	-	-
Difference between the acquisition price and the market value of the shares acquired	-	-

In relation to the numbers of shares above: on December 17, 2010, which each common and each preferred share issued by the Company were split into 5 (five) common shares and 5 (five) preferred shares, respectively

13.9. Information required to understand the data disclosed in items 13.6 to 13.8 (including the pricing method applied to determine the value of shares and options):

a. pricing model

The fair value of options granted under the Plan for the Programs approved until 2010 is determined based on Hull Binomial Pricing Model, amended to reflect the directive of Technical Pronouncement CPC 10 Share-Based Payment, that the premises regarding cancellation prior to the expiration term may not affect the fair value of an option The model is based on the core assumption that price behavior of a share in future periods may be approached by two possible ways: one upward and another downward. Then, a binomial tree is built in relation to the share price. The upward and downward factors are determined based on volatility of the share and the time frame between the steps in the tree. The trajectories for share price are determined until maturity.

In parallel, a tree is also constructed to represent the option value for each period. The option value is determined backwards, this is to say, it starts from the expiration of vesting period. In the final period, the holder of the option shall decide whether to exercise the option or not.

For Programs beginning in 2010, the fair value of Grant 1 options corresponds to the closing price of shares of the same type traded at BM&FBOVESPA on the day immediately before its grant date, or in specific cases, e.g. the employees of certain subsidiaries, the average closing price of an American Depositary Receipt ( ADR ) during the same period, traded at the New York Stock Exchange NYSE, provided that a discount may be applied under certain conditions as provided in each program. The fair value of Grant 2 options shall correspond to the closing price of shares of the same type traded at BM&FBOVESPA on the trading session immediately before the grant date, or, in the case of Beneficiaries non-resident in Brazil, the closing price of ADRs traded at NYSE on the same date.

In the case of Share Appreciation Rights, at the end of vesting period, the number of Share Appreciation Rights shall be converted into an amount in Brazilian reais equal to the closing price of preferred shares or ADRs issued by the Company and traded at BM&FBovespa or NYSE, respectively, on the trading session immediately before such term, where each phantom stock shall correspond to one preferred share or ADR, as applicable.

b. data and assumptions used in the pricing model, including the weighted average price of shares, the exercise price, the expected volatility, the duration of the option, expected dividends and risk free interest rate

Calculation date

According to Technical Pronouncement CPC 10 Share-Based Payment, options must be assessed on the date of their respective grant (in this case, the date of approval of the relevant Program).

Weighted average price of shares

The price of the shares of the Company taken as basis to calculate the value of the respective options is their Market Value, as defined below.

Exercise price

Programs from 2006 to 2010

Lot A and Lot C options must be acquired for an exercise price corresponding to the average closing prices of shares of the same type traded at BM&FBOVESPA over a 30-day window before grant date (“Market Value”), or, in specific cases, e.g. to employees of subsidiaries of the Company headquartered abroad, the average closing price of ADRs traded at NYSE over the same period, or as specifically determined by the Program. The exercise price of Lot B options is the Market Value, applying a ten percent (10%) discount.

In the case of the Supplementary Option (Lot C), the amounts corresponding to dividends and interest on own capital effectively paid out by the Company on the underlying shares during the period between grant date and exercise date is deducted from the exercise price.

Programs beginning in 2010

For programs beginning in 2010, the exercise price of Grant 1 options corresponds to the closing price of the underlying share traded at BM&FBOVESPA on the day immediately before grant date. In some specific cases, e.g. for employees of certain subsidiaries, the exercise price is the average closing price of American Depositary Receipts (“ADRs”) traded at the New York Stock Exchange (“NYSE”) over the same period, and, subject to certain conditions established in each Program, a discount shall be applied. The exercise price of Grant 2 options corresponds to the closing price of stocks of the same type on the trading session of BM&FBOVESPA immediately before the grant date, or, in case of Beneficiaries residing abroad, the closing price of ADRs traded at NYSE on the same date.

Share Appreciation Rights

There is no exercise price for Share Appreciation Rights. They represent an obligation of the Company to pay to Beneficiary, on the date of expiration of the relevant terms contractually agreed, an amount corresponding to the market price of preferred shares of the Company traded at BM&FBOVESPA or ADRs traded at NYSE. There is no disbursement by the Beneficiary.

Expected volatility

The expected volatility is based on historical volatility calculated since 03/29/2004. The Hull Binomial Model assumes that all employees would exercise their options immediately if the price of the shares of the Company would reach 2.5 times the exercise price.

Duration of options

Programs from 2006 to 2010

According to the option granting model used by the Company, Lot A and Lot B options must be immediately exercised, since they have a duration equal to zero. The Supplementary Option, in turn, has a total duration of 10 years, consisting of a five-year vesting period and a five-year exercise period.

Programs beginning in 2010

Under the 2010.2 and 2011.1 Programs, Grant 1 options must be exercised immediately, since they have a duration equal to zero. Grant 2 options under the 2010.2 Program and the options under the 2010.3 and 2011.2 Programs, in turn, have total duration of 10 years, consisting of the vesting period and the exercise period.

Expected dividends (dividends distribution rate)

The dividends distribution rate represents the ratio between the dividend per share paid out over a certain period and the price of share in the market. The Company’s dividend distribution rate is 5% and was calculated based on its history of dividends distribution and payment of interest on own capital. However, since some of the options granted are protected in terms of dividends, meaning that the amounts paid out as dividends and interest on own capital are deducted from their exercise price, in these cases, the Company’s dividends distribution rate is zero for purposes of calculating the fair value of the options.

Risk-free interest rate

The risk-free interest rates were obtained from the Central Bank of Brazil (Bacen) and refer to the rates of the Special System of Clearance and Custody (Selic) for securities with a similar maturity on the respective grant dates.

For illustrative purposes, the data explained in this item b was the following for the options granted in the fiscal years of 2011, 2010 and 2009:

OPTION PRICING MODEL

December 31, 2011
Assumptions	2011
Pricing Model	Binomial Hull
Fair value of options granted	22.48
Share price	55.61
Exercise price	46.39
Expected volatility(*)	33.7%
Vesting (years)	4
Expected dividends	de 0% a 5%
Risk-free interest rate	de 3.1% (ADRs) a 11.9%

(i) Information based on the average of the programs granted,, exception made to the estimate on dividens and risk-free interest rate
(ii) The percentages include the stock options and ADRs granted during the fiscal year, whereas ADRs are denominated in US Dollars.

December 31, 2010
Assumptions	2010 (1)	2009 B (2)	2009 A (2)
Pricing model	Binomial Hull
Fair value of options granted	18.74	18.11	13.25
Share price	40.14	26.80	19.59
Exercise price	40.94	26.01	18.46
Expected volatility(*)	28.40%	45.10%	48.20%
Vesting (years)	5	5	5
Expected dividends	from 0 to 5%	0%	0%
Risk-free interest rate	12.20%	12.60%	11.80%

(*) Historical volatility since 03/29/2004.

(1) Data concerning 2010 is the weighted averages of the programs approved in 2010.

(2) Data concerning 2009 was recalculated taking into account the stock split occurred on December 17, 2010.

2009 A: Stock option program based on profit sharing paid in the first semester of 2009, regarding the earnings of the year of 2008. 2009.B: : Stock option program based on profit sharing paid in the second semester of 2009, regarding the earnings of the period from 1/1/2009 to 06/30/2009.

c. method used and assumptions made to incorporate the expected effects of early exercise of options

The Hull Binomial Model used by the Company assumes that all the employees would exercise their options immediately if the price of the shares issued by the Company reached 2.5 times the exercise price.

d. how the expected volatility is determined

For the 2009 Programs, the expected volatility is based on historical data of the last two hundred and fifty two (252) days. For the programs beginning in 2010, the expected volatility is measured since March, 2004. The Hull binomial model assumes that all employees would exercise their options immediately if the price of the shares issued by AmBev reached 2.5 times the exercise price.

e. has any other characteristic o the option been incorporated to the determination of its fair value Calculation log of the potential dilution resulting from the exercise of options

The potential dilution mentioned in item 13.6.e above and represented in the table below considers that one hundred percent (100%) of the options granted to the members of the Board of Directors and Executive Management are exercised on the base date of this Reference Form, this is to say, December 31, 2011, and that the Company issues new shares as a result of thereof. The dilution is calculated by the ratio between the number of new shares issued and the total number of shares of the capital stock after such issuance.

Body	Grant Date	Number of Options	Shares of the Capital Stock at the End of the Year (12/31/2011)	Potential dilution if all options are exercised
Board of Directors	04/27/2006	700,025	3,117,797,685	0.0224%
	04/30/2007	414,345	3,117,797,685	0.0133%
	04/30/2008	345,650	3,117,797,685	0.0111%
	08/28/2009	140,235	3,117,797,685	0.0045%
	03/30/2010	170,570	3,117,797,685	0.0055%
	08/19/2010	34,830	3,117,797,685	0.0011%
	11/30/2010	121,365	3,117,797,685	0.0039%
	11/30/2011	141,041	3,117,797,685	0.0045%
	02/28/2011	508,670	3,117,797,685	0.0163%
Statutory Board of Officers	04/27/2006	381,950	3,117,797,685	0.0122%
	04/30/2007	396,885	3,117,797,685	0.0127%
	04/30/2008	579,925	3,117,797,685	0.0186%
	03/30/2009	515,515	3,117,797,685	0.0165%
	08/28/2009	982,445	3,117,797,685	0.0315%
	03/30/2010	367,560	3,117,797,685	0.0118%
	11/30/2010	484,745	3,117,797,685	0.0155%
	11/30/2011	424,110	3,117,797,685	0.0136%

13.10. In relation to pension plans in effect granted to the members of the Board of Directors and Executive Management, provide the following information in a table:

RETIREMENT BENEFITS	Board of Directors	Executive Management	Executive Management
No. of members	5	7	1
Name of the plan	Defined Contribution Plan	Defined Contribution Plan	Defined Benefit Plan
Number of managers that are eligible to retire	2	0	0
Conditions to early retirement	53 years of age and 11 years of plan	53 years of age and 11 years of plan	53 years of age and 11 years of plan
Updated amount of contributions accrued until the end of the last fiscal year, after deducting the amounts corresponding to contributions made directly by the managers	R$13,143,601	R$2,125,072	R$290,447
Total amount of contributions made during the last fiscal year, after deducting the amounts corresponding to contributions made directly by the managers	R$918,583	R$289,209	R$16,607
Possibility of and conditions to early redemption

Yes, in the event of termination of employment contract with the Company and provided that participant is neither eligible to a retirement benefit under the Plan, nor elects the pro rata deferred benefit, the portability or self-sponsorship. The amount redeemed shall correspond to the contributions made by the participant him/herself.

Yes, in the event of termination of employment contract with the Company and provided that participant is neither eligible to a retirement benefit under the Plan, nor elects the pro rata deferred benefit, the portability or self-sponsorship. The amount redeemed shall correspond to the contributions made by the participant him/herself.

Yes, in the event of termination of employment contract with the Company and provided that participant is neither eligible to a retirement benefit under the Plan, nor elects the pro rata deferred benefit, the portability or self-sponsorship. The amount redeemed shall correspond to the contributions made by the participant him/herself

13.11. Compensation of the Board of Directors, Executive Managamentand Fiscal Council in the last three (3) fiscal years
Body	No. of Members	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation
Board of Directors	10.0	10,858,173	439,949	2,272,807
Fiscal Council	6.0	466,211	116,529	252,276
Statutory Board of Officers	9.3	16,430,619	3,214,819	4,550,713
December 31, 2010
Body	No. of Members	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation
Board of Directors (1)	9.0	8,853,895	219,643	1,783,964
Fiscal Council (2)	6.0	370,290	109,822	170,424
Statutory Board of Officers	9.0	12,046,180	990,412	5,565,821
December 31, 2009
Body	No. of Members	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation
Board of Directors (1)	9.0	6,465,163	208,693	1,755,930
Fiscal Council (2)	6.0	331,348	104,347	177,149
Statutory Board of Officers	11.0	5,747,258	1,062,392	5,165,912

(1) Three (3) of the nine (9) members of the Board of Directors do not receive any type of compensation from the Company. Therefore, the average compensation presented in this item is calculating taking into account only six (6) members, which corresponds to the average number of members of the Board of Directors that receive compensation from the Company for their services.
(2) This corresponds to three (3) full members and three (3) alternate members of the Fiscal Council.

13.12. Contractual arrangements, insurance policies and other instruments structuring compensation or indemnification mechanisms for the management in the event of dismissal from their job or retirement (including the financial consequences to the Company):

Until the date hereof, there are no contractual arrangements, insurance policies or other instruments structuring compensation or indemnification mechanisms to the management in case of dismissal from their job or retirement.

13.13 In relation to the three (3) last fiscal years, the percentage of the overall compensation of each body recognized in the earnings of the Company regarding the members of the Board of Directors, Executive Management and Fiscal Council that are parties related to the direct or indirect controlling shareholders, as defined by applicable accounting rules on the matter:

December 31, 2011
Body	Nº of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	5	13,450,396	13,636,843	99%
Fiscal Council	-	-	1,513,654	-
Executive Management	-	-	42,473,318	-
Total	5	13,450,396	57,623,815	23%

December 31, 2010

Body	Nº of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	5	10,517,339	10,703,786	98%
Fiscal Council	-	-	1,533,815	-
Executive Management	-	-	50,092,385	-
Total	5	10,517,339	62,329,986	17%

December 31, 2009

Body	Nº of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	5	10,349,130	10,535,577	98%
Fiscal Council	-	-	1,062,896	-
Executive Management	-	-	56,825,028	-
Total	5	10,349,130	62,329,986	15%

13.14. Regarding the three (3) last fiscal years, the amounts recognized in the income statement of the Company as compensation to the members of the Board of Directors, Executive Managamentor Fiscal Council, grouped by body, for any reason other than their position in the Company, such as, for instance, commissions or fees for consultancy or advisory services rendered:

None.

13.15. In relation to the three (3) last fiscal years, the amounts recognized in the income statement of direct and indirect controlling shareholders, affiliates and subsidiaries of the Company, as compensation paid to the members of the Board of Directors, the Executive Managamentand Board of Officers of the Company, grouped by body, specifying the reason why such amounts were assigned to those individuals:

Fiscal Year of 2011
	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Direct and indirect shareholders	-	R$13,040,803	-	R$13,040,803
Companies controlled by the issuer	-	-	-	-
Affiliates	-	-	-	-

(*) Corresponds to the compensation cost recognized in the income statement of AB-InBev regarding stock options granted by such company to statutory officers for the services provided to the Company.

Fiscal year of 2010
	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Direct and indirect shareholders	-	R$11,553,356	-	R$11,553,356
Companies controlled by the issuer	-	-	-	-
Affiliates	-	-	-	-

(*) Corresponds to the compensation cost recognized in the income statement of AB-InBev regarding stock options granted by such company to statutory officers for the services provided to the Company.

Fiscal year of 2009
	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Direct and indirect shareholders	-	R$12,971,812	-	R$12,971,812
Companies controlled by the issuer	-	-	-	-
Affiliates	-	-	-	-

(*) Corresponds to the compensation cost recognized in the income statement of AB-InBev regarding stock options granted by such company to statutory officers for the services provided to the Company.

13.16. Other relevant information

As described on item 13.4 above, for certain programs approved as of 2010, the Board of Directors approved the compensation plan through which the exercise of the options is immediate, however a substantial part of the shares acquired is subject to the maintenance of the Beneficiary s relationship with the Company for the term of Five years as of the date of exercise In the charts below we disclose the same information that is required for programs which options are not immediately exercised:

Information regarding deferred shares of the Board of Directors and Executive Management at the end of the last fiscal year and the amounts recorded in the results of the last three fiscal years

	Board of Directors	Executive Management
Nº of members	1	9
Stock Options
Grant date	February 28, 2011	February 28, 2011
Number of options granted	15,277	73,438
Number of options granted for immediate exercise	76,094	355,862
Lock up period	March 28, 2016	March 28, 2016
Weighted average exercise price:	45.87	45.87
Fair value of options on grant date	3,490,431.78	16,323,389.94
Potential dilution in case of exercise of all options granted	5,121,126.00	23,949,513.00
Dilution after exercise	0.002%	0.011%

ANNEX V
(pursuant to Annex 14 of CVM Instruction Nº 481, December 17, 2009, as amended)

1. Value of the increase in the new equity capital. 2. Form of capital increase.

1. Capital Increase through the issuance of shares, arising from the partial capitalization of the tax benefit

With the purpose of carrying out the partial capitalization of the tax benefit earned by the Company with the partial amortization of the Special Premium Reserve IN 319/99 for the 2011 Fiscal Year, pursuant to the Article 7 of CVM Ruling N. 319/99, we propose the approval of a capital increase in the minimum amount of R$ 258,917,804.06, upon issuance of 3,157,419 common shares and 1,506,131 preferred shares and the maximum amount of R$432,285,051.62, upon issuance of up to 4,264,064 common shares and up to 3,328,579 preferred shares, at the issuance price of R$51.56 and R$ 63.82 per share, respectively, which correspond to the average prices at the São Paulo Stock Exchange (BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros) on January 31, 2012, when the abovementioned tax benefit was earned. Of the shares to be issued: a) 3,157,419 common shares and 1,506,131 preferred shares shall be fully subscribed and paid in by Interbrew International B.V. and AmBrew S/A ( ABI Subsidiaries ), both subsidiaries of Anheuser-Busch InBev N.V./S.A., controller of the Company, upon the capitalization of 70% of the abovementioned tax benefit, in the amount of R$ 258,917,804.06; b) up to 1,106,645 common shares and up to 1,822,448 preferred shares, upon the exercise of their preemptive rights by the remaining shareholders in this capital increase, in a proportion of 0.243573773% of their respective stakes in the Company held on the date of the Extraordinary General Meeting, compliant with types, at the same price as mentioned above, for payment in cash on subscription thereto. Further information on the subscription process and the assignment of subscription rights will be disclosed in the Notice to the Shareholders to be published after the Extraordinary General Meeting.

In view of the above and pursuant to the terms set forth in the Merger Protocol of the company InBev Holding S.A. (as defined on item 3 below), the minimum amount of this capital increase shall be the amount necessary for the capitalization, by the ABI Subsidiaries, of 70% of the tax benefit earned by the Company in connection with the partial amortization of the Special Premium Reserve IN 319/99 for the 2011 Fiscal Year, in the total amount of R$ 258,917,804.06, upon issuance of 3,157,419 common shares and 1,506,131 preferred shares, whereas the maximum amount for this capital increase, as described above, shall be of 432,285,051.62, upon issuance of up to 4,264,064 common shares and up to 3,328,579 preferred shares. In this sense, the Company clarifies that its intention is to ratify this capital increase in any amount within the abovementioned minimum and maximum amounts.

2. Capital increase without the issuance of shares arising from the partial capitalization of the tax benefit

For the reasons set forth in item 3 below, we also propose that the Extraordinary General Meeting should approve a capital increase of R$ 110,964,809.19, without the issuance of new shares, through the capitalization of 30% of the tax benefit earned by the Company with the partial amortization of its Special Premium Reserve IN 319/99 for the 2011 Fiscal Year, pursuant to Article 7 of CVM Normative Ruling No. 319/99.

3. Capital increase without the issuance of shares arising from the partial capitalization of the Investments Reserve

In addition, for the reasons set forth in item 3 below, we propose a new capital increase, without the issuance of new shares, in the amount of R$ 3,290,295,000.00, through the partial capitalization of the Investments reserve account as per the Company s Financial Statements for the fiscal year of 2011.

3. Explain in detail the reasons for the capital increase and its legal and economic consequences

a. Partial Capitalization of the Tax Benefit

As a result of the merger of InBev Holding Brazil S.A. into the Company in 2005 (the Merger ), the Company has been posting a tax benefit each January arising from the partial amortization of the premium, compliant with the term set forth in Instruction Nº 319/99 issued by the Brazilian Securities Commission ( CVM ).

As allowed by CVM Instruction Nº 319/99, the Protocol and Justification signed on July 7, 2005 that addressed the Merger established that 70% of the portion of the Special Premium Reserve on the Merger corresponding to the tax benefit posted by the Company due to the amortization of the premium would be subject to capitalization to the benefit of the controlling shareholder, which at that time was called InBev N.V./S.A. (currently Anheuser-Busch InBev N.V./S.A., and hereinafter called AB InBev ),with the remaining 30% being capitalized without issuing new shares, consequently reverting in favor of all the shareholders of the Company.

In compliance with the matters agreed, the capital increases of the Company implemented since 2006 and arising from the capitalization of portions of the Special Premium Reserve built up through the Merger have been addressed through deliberations at General Meetings, in the amounts listed below, with the subscription of shares corresponding to 70% of such increases by the ABI Subsidiaries, with the remaining shareholders granted preemptive rights for proportional subscriptions to the additional shares:

Year	Tax benefit (R$)	A-B InBev Subscription (70%) (R$)	Subscription Right of First Refusal (R$)	Capital increase with no issue of shares (30%) (R$)
2006	19,376,853.18	13,530,026.66	3,433,071.93	5,846,826.52
2007	248,786,955.08	174,150,869.20	128,333,084.46	74,636,085.88
2008	438,908,385.06	307,235,839.32	55,662,245.58	131,672,545.74
2009	144,745,986.26	101,322,190.38	65,930,825.56	43,423,795.88
2010	535,326,966.20	374,728,735.67	246,375,962.38	160,598,230.53
2011	454,019,950.07	317,813,965.40	210,691,222.80	136,205,985.17

b. Partial Capitalization of the Investments Reserve

In view of the Company s investment in the expansion of its activities during the past years and, consequently, the use of part of the funds allocated to the Investments Reserve account, we propose a capital increase in the amount of R$ 3,290,295,000.00 through the partial capitalization of the balance of the Investments Reserve Account, as per the Company s Financial Statements for the fiscal year ending on December 31, 2011.

4. Provide a copy of the Report of the Fiscal Council, if applicable

The proposed increase in the equity capital will be subject to deliberation by the Fiscal Council at a meeting to be held on April 10, 2012. The respective Report will be made available through the websites of the Brazilian Securities Commission (CVM) and the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros) through the Periodic Information System (IPE), as well as the Company s website  (www.ambev.com.br/investidores).

5. Capital increase through subscription of Shares

a. Allocation of funds.

There will be no new capital raise but only the capitalization of reserves, in addition to the issue of shares in order to guarantee preemptive rights for the minority shareholders. The funds will be allocated to the working capital of the Company.

b. Number of shares issued of each type and class.

A minimum of 3,157,419 commons shares and 1,506,131 preferred shares and a maximum of 4.,64,064 common shares and 3,328,579 preferred shares will be issued.

c. Describe the rights, advantages and constraints assigned to the shares to be issued.

The new shares issued will be assigned the same rights as those conferred on the Company s existing shares, considering the respective type. The shares issued will participate in all benefits under equal conditions, including dividends and possible remuneration on capital that may be declared by the Company after the Board Meeting examining the subscription.

d. State whether the subscription will be private or public.

The subscription shall be private

e. Should this consist of a private subscription, state whether the related parties as defined by the accounting rules addressing this matter will subscribe to shares for the capital increase, specifying the respective amounts when these amounts are already known.

Year	Tax benefit (R$)	Subscription AB InBev (70%) (R$)
2011	369,882,613.25	258,917,804.06

f. State the issue price of the new shares or the reasons why the pricing must be delegated to the Board of Directors, for public distributions.

Common Share: R$ 51.56 Preferred Share: R$ 63.82

g. State the Face Value of the shares issued or, for shares with no face value, the portion of the issue price that will be allocated to the capital reserve.

The entire issue price will be allocated to the equity capital.

h. Provide the opinion of the Management on the effects of the capital increase, above all with regard to the dilution caused by the increase.

The minority shareholders will be granted the right to subscribe to one new share in the same type as the shares held thereby for each 410.553108761 shares held thereby eliminating the effect of dilution for shareholders subscribing to the shares. For the minority shareholders that do not exercise the preemptive rights mentioned above, the potential dilution will be 0.150% of the total capital.

i. State the issue price calculation criterion and justify in detail the economic aspects that determined this choice.

In line with the proposals for previous years, the issuance prices correspond to the average closing price of the Company shares on January 31, 2012, at the BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros as set forth in Article 170, §1, item III, of Law No. 6,404/76, with this date corresponding to the day on which the Company was granted the abovementioned tax benefit, whose use is proposed to pay up the shares to be subscribed to by the controlling shareholder, in the terms of CVM Instruction Nº 319/99.

j. Should the issue price have been established with a premium or discount compared to the market value, give the reason for such premium or discount and explain how this was determined.

Not applicable.

k. Provide a copy of all the expert reports and studies underpinning the establishment of the issue price.

Not applicable.

l. State the share price for each of the types and classes of shares issued by the Company on the markets on which they are traded, identifying the:

On December 17, 2010 the shareholders convened in an extraordinary general meeting approved a stock split, pursuant to which each common share and each preferred share of stock were split into five (5) shares of common and preferred stock, respectively, without any modification to the amount of the Company s capital stock. After the split, the issued share to ADR ratio remained 1/1, that is, with each ADR being represented by one share of common or preferred stock, as applicable. For comparison purposes, the calculation of the earnings per share for years preceding such stock split was amended to reflect the impact of this stock split. i. minimum, average and maximum share prices for each year during the past 3 (three) years

2011:
Share Price	Common Shares (R$)	Preferred Share (R$)
Minimum	35.68	42.30
Average	42.71	51.55
Maximum	54.60	67.30

2010:
Share Price	Common Shares (R$)	Preferred Share (R$)
Minimum	27.61	32.50
Average	33.21	38.70
Maximum	43.40	50.76

2009:
Share Price	Common Shares (R$)	Preferred Share (R$)
Minimum	15.16	18.03
Average	22.06	26.21
Maximum	30.00	34.98

ii. Minimum. Average and Maximum Share Prices for each quarter during the past 2 (two) years

2011 4th Quarter:
Share Price	Common Shares (R$)	Preferred Share (R$)
Minimum	44.50	55.30
Average	48.77	60.21
Maximum	54.60	67.30
2011 3rd Quarter:
Share Price	Common Shares (R$)	Preferred Share (R$)
Minimum	36.97	44.10
Average	42.25	51.42
Maximum	46.30	57.00
2011 2nd Quarter:
Share Price	Common Shares (R$)	Preferred Share (R$)
Minimum	38.50	45.02
Average	41.28	48.99
Maximum	44.10	51.90
2011 1st Quarter:
Share Price	Common Shares (R$)	Preferred Share (R$)
Minimum	35.68	42.30
Average	38.61	45.65
Maximum	43.51	51.21
2010 4th Quarter:
Share Price	Common Shares (R$)	Preferred Share (R$)
Minimum	36.00	41.60
Average	39.92	46.96
Maximum	43.40	50.76

2010 3rd Quarter:
Share Price	Common Shares (R$)	Preferred Share (R$)

Minimum	30.60	35.60
Average	32.91	38.20
Maximum	35.56	42.19

2010 2nd Quarter:
Share Price	Common Shares (R$)	Preferred Share (R$)
Minimum	27.65	32.50
Average	30.01	34.98
Maximum	32.97	37.99
2010 1st Quarter:
Share Price	Common Shares (R$)	Preferred Share (R$)
Minimum	27.61	32.60
Average	30.03	34.70
Maximum	31.85	37.28

iii. minimum. average and maximum share prices for each month during the past 6 (six) months

February 2012:
Share Price	Common Shares (R$)	Preferred Share (R$)
Minimum	51.97	63.63
Average	54.17	65.80
Maximum	58.12	69.10
January 2012:
Share Price	Common Shares (R$)	Preferred Share (R$)
Minimum	51.00	63.50
Average	52.11	64.66
Maximum	54.40	67.60

December 2011:
Share Price	Common Shares (R$)	Preferred Share (R$)

Minimum	49.82	61.70
Average	52.58	65.05
Maximum	54.60	67.30

November 2011:
Share Price	Common Shares (R$)	Preferred Share (R$)
Minimum	46.40	57.10
Average	47.39	58.15
Maximum	49.60	60.40
October 2011:
Share Price	Common Shares (R$)	Preferred Share (R$)
Minimum	44.50	55.30
Average	46.15	57.18
Maximum	47.40	58.73
September 2011:
Share Price	Common Shares (R$)	Preferred Share (R$)
Minimum	43.99	53.65
Average	45.08	55.40
Maximum	46.30	57.00
iv. average share price for the past 90 (ninety) days
	Common Share (R$)	Preferred Share (R$)
Share Price	51.12	62.94

m. state the share issue prices for capital increases conducted during the past 3 (three) years

Date of the capital increase	Total Preferred Shares issued (i)	Total Common Shares issued (i)	Issue Price – Common Shares (i)	Issue Price – Preferred Shares (i)
04/28/08	4,259,900	9,068,295	R$ 22.30	R$ 24.66
04/28/09	1,944,835	4,018,300	R$ 16.03	R$ 18.98
07/30/09	722,180	N/A	N/A	R$ 26.38
04/04/10	3,842,900	8,079,830	R$ 29.89	R$ 34.66
03/28/11	N/A	448.387	N/A	R$ 45.87
07/18/11	5,654,356	7,246,641	R$ 37.85	R$ 44.96
10/04/11	N/A	87.261	N/A	R$ 55.89

(i) As informed on item l above, on December 17, 2010 the shareholders convened in an extraordinary general meeting approved stock split, pursuant to which each common share and each preferred share of stock were split into five (5) shares of common and preferred stock, respectively, without any modification to the amount of the Company capital. After the split, the issued share to ADR ratio remained 1/1, that is, with each ADR being represented by one share of common or preferred stock, as applicable. For comparison purposes, the calculation of the earnings per share for the years preceding the stock split was amended to reflect the impact of this stock split.

n. present the potential dilution percentage deriving from the issuance.

As informed on item h above, the percentage of the potential dilution deriving from the issuance is of 0.150% of the total capital. o. state the periods, conditions and form of subscription and payment of the shares issued.

The information on the periods, conditions and form of subscription and payment of the shares to be issued is set forth in details in items 1 and 2 above.

p. state whether the shareholders will have the preemptive right to subscribe to the new shares issued and describe in detail the terms and conditions to which this right is subject.

The minority shareholders will be offered the right to subscribe to one new share of the same type as the shares held thereby for each 410.553108761 shares held thereby in compliance with the rules established in item o above. The abovementioned proportion was the same applied to the controlling shareholders, so as to prevent the dilution of minority shareholders.

q. provide information on the proposal drawn up by the Management for handling possible future unsubscribed shares.

On termination of the period to be approved by the General Meeting for subscription to the shares, the unsubscribed shares will be apportioned in compliance with the terms set forth in line b of Paragraph 7 of Article 171 of Law No. 6404/76, only among shareholders who have requested that unsubscribed shares be reserved for them in the subscription bulletin.

r. Describe in detail the procedures to be adopted if there is any planned partial ratification of the capital increase.

In case the issuance is not completely subscribed in the maximum amount proposed for the capital increase and, only if the minimum amount was subscribed, the capital increase shall be ratified, being secured to those who subscribed new shares the right to withdraw such subscription during a 30-day period. The Board of Directors is also empowered to verify the actual subscription and proceed with the filing of the relevant resolution with the Registry of Commerce (Law No. 6404/76, Article 166, first paragraph). The credit of the subscribed shares will be made on the next day following the referred to Board of Directors Meeting of the Company.

s. In the event the issuance price is paid in, totally or partially, with assets

i. Present the full description of the assets.

Not applicable.

ii. Clarify the relation between the assets to be paid in and the Company purpose.

Not applicable.

iii. Provide copy of the valuation of the assets, if available.

Not applicable.

6. In case of a capital increase through the capitalization of profits or reserves

a. Inform if it will amend the Face Value of the shares, if any, or distribution de new shares among the shareholders.

The Company s shares do not have face value.

Pursuant to items 1, 2 and 3 above, one of the capital increases shall be carried out through the capitalization of a special goodwill reserve, whereas 70% of such reserve shall be capitalized by the controlling shareholder, upon the issuance of new shares, whereas the remaining shareholders shall be granted the respective preemptive rights for additional shares. The remaining 30% shall be capitalized, without the issuance of new shares, as well as the partial capitalization of the Investments Reserve, reverting both amounts in favor of all shareholders of the Company.

b. state whether the capitalization of profits or reserves will be conducted with or without modifying the number of shares in companies issuing shares with no face value.

As indicated on items 1 and 2 above, with respect to the partial capitalization of the tax benefit, part of the capital increase shall be done through the issuance of new shares and, consequently, with the modification to the numbers of shares issued and the other part (30%) without the issuance of new shares. The partial capitalization of the Investments Reserve shall also be done without the issuance of new shares.

c. in case of distribution of new shares.

i. State the number of shares issued of each type and class.

A minimum of 3,157,419 commons shares and 1,506,131 preferred shares and a maximum of 4.,64,064 common shares and 3,328,579 preferred shares.

ii. State the percentage that the shareholders will receive in shares.

Not applicable.

iii. Describe the rights, advantages and constraints assigned to the shares to be issued.

The shares issued will be assigned the same rights conferred on the current shares. The shares issued will share in all benefits under equal conditions, including dividends and possible future remuneration on capital that may be declared by the Company after the Board Meeting checking subscription. iv. State the acquisition cost in reais per share to be assigned for the shareholders to be able to comply with Article 10 of Law No. 9,249, dated December 26, 1995.

Common Share: R$ 51.56

Preferred Share: R$ 63.82

v. State the treatment of the fractions, if applicable.

Not applicable.

d. state the period addressed in § 3 of Article 169 of Law No. 6,404/1976.

Not applicable.

e. state and provide information and documents as required in item 5 above, when applicable.

Not applicable.

7. In case of capital increase through the conversion of debentures into shares or by exercise ofwarrants
a.	Inform the total number of shares issued of each type and class

Not applicable. b. Describe the rights, advantages and restrictions attributed to the new shares to be issued Not applicable.

ANNEX VI: CONSOLIDATED BY-LAWS

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
     CNPJ [National Taxpayer s Registry] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] 35.300.157.770
A Publicly-Held Company

BY-LAWS

CHAPTER I
NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1 - COMPANHIA DE BEBIDAS DAS AMÉRICAS AMBEV is a joint-stock company (sociedade por ações), which shall be governed by these By-laws and by applicable law.

Article 2 - The Company shall have its headquarters and jurisdiction in the City of São Paulo, State of São Paulo. Branches, offices, deposits or representation agencies may be opened, maintained and closed elsewhere in Brazil or abroad, by resolution of the Board of Directors, for achievement of the Company s purposes.

Article 3 - The purpose of the Company, either directly or by participation in other companies, is:

a)   the production and trading of beer, concentrates, soft drinks and other beverages, as well as foods and drinks in general, including ready-to-drink liquid compounds, flavored liquid preparations, powdered or tubbed guaraná;

b)   the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, as well as apparatus, machinery, equipment, and anything else that may be necessary or useful for the activities listed in item (a) above, including the manufacturing and sale of packages for beverages, as well as the manufacturing, sale and industrial use of raw material necessary for the manufacturing of such packages;

c)   the production, certification and commerce of seeds and grains, as well as the commerce of fertilizers and fungicides and other related activities, as necessary or useful to the development of the main activities of the Company as stated in these By-laws;

d)   the packaging and wrapping of any of the products belonging to it or to third parties;

e)    the agricultural cultivation and promotion activities in the field of cereals and fruits which are the raw material used by the Company in its industrial activities, as well as in other sectors that require a more dynamic approach in the exploration of the virtues of the Brazilian soil, mainly in the food and health segments;

f)   the operation on the following areas: research, prospecting, extraction, processing, industrialization, commercialization and distribution of mineral water, in all national territory;

g)    the beneficiation, expurgation and other phytosanitary services, and industrialization of products resulting from the activities listed in item (d) above, either for meeting the purposes of its industry or for trading of its byproducts;

h)   the advertising of products belonging to it and to third parties, and the trading of promotional and advertising materials;

i)   the rendering of technical, market and administrative assistance services and other services directly or indirectly related to the core activities of the Company;

j)   the importation of anything necessary for its industry and trade;

k)   the exportation of its products;

l)   the direct or indirect exploration of bars, restaurants, luncheonettes and similar places; and

m)   the sale and/or distribution of its products and the products of its controlled companies, either directly or through third parties, utilization of the means of transport required for distribution of its products, byproducts and accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes.

Sole Paragraph - Additionally to the provisions of the caption of this Article, the Company may participate in or associate itself with other commercial and civil companies, as partner, shareholder or quotaholder, in Brazil or abroad.

Article 4 - The Company is established for an indeterminate period of time.

CHAPTER II
CAPITAL STOCK AND SHARES

Article 5 - The capital stock is of R$11,722,667,412.08 ~~8,088,367,920.54~~, divided into 3,118,127,561 ~~3,116,553,750~~ shares, of which 1,751,135,331 ~~1,750,604,732~~ are common shares and 1,366,992,230 ~~1,365,949,018~~ are preferred shares, without par value.

Paragraph - 1 Each common share shall be entitled to one vote in the resolutions of the General Meeting.

Paragraph 2 - The Company shares are in the book-entry form, and shall be held in a deposit account in the name of the respective holders, with a financial institution indicated by the Board of Directors.

Paragraph 3 - The Company may suspend the services of transfer and splitting of shares and certificates in accordance with the General Meeting's determination, provided that this suspension does not exceed ninety (90) intercalary days during the fiscal year or fifteen (15) consecutive days.

Article 6 - Preferred shares:

a)   shall not be entitled to voting rights and may not be converted into common shares;

b) shall have preference in capital reimbursement in the event of liquidation of the Company; and

c) shall have the right to receive cash dividends 10% higher than those paid to common shares.

Article 7 - Nonvoting preferred shares may represent up to two thirds (2/3) of the total shares issued by the Company.

Article 8 - The Company is authorized, up to the maximum limit permitted by law, to create and/or issue, as a result of subscription, stock dividends or splitting, new classes of preferred shares, voting or nonvoting, even if entailing more benefits than those previously existing, and establish their respective preferences, advantages, conditions for redemption, amortization or conversion.

Paragraph 1 - The Company may increase the number of preferred shares of any class, irrespective of whether the proportion with the other classes of preferred shares or common shares is maintained, and further increase the common shares without observing the proportion with preferred shares.

Paragraph 2 - Nonvoting preferred shares entitled to fixed or minimum dividends, when issued, shall be entitled to exercise such right if the Company fails to pay the fixed or minimum dividends to which it may be entitled during three consecutive fiscal years, which right shall be maintained until payment, if such dividends are non-cumulative, or until the cumulative dividends in arrears have been paid, all in accordance with paragraph 1 of article 111 of Law 6404/76.

Article 9 - The Company is authorized to increase its share capital up to the limit of three billion and five hundred million (3,500,000,000) shares, irrespective of an amendment to the By-laws, by resolution of the Board of Directors, which shall resolve on the paying-up conditions, the characteristics of the shares to be issued and the issue price, and shall establish whether the increase shall be carried out by public or private subscription.

Sole Paragraph - The issuance of shares pursuant to any special laws regarding fiscal incentives (article 172, sole paragraph, of Law 6404/76) shall not give rise to preemptive rights to shareholders; provided, however, that shares subscribed with funds originated from fiscal incentives shall not carry preemptive rights in connection with any issuance of shares after such subscription.

Article 10 - The issue of shares, debentures convertible into shares and subscription bonds, the placement of which shall be made (i) by sale on the stock exchange; (ii) by public subscription; or (iii) for share swap, in a public offering for acquisition of control which, under the terms of articles 257 and 263, of Law 6404/76, may be carried out with exclusion of the preemptive right or with reduction in the period which is addressed in article 171, paragraph 4 of Law 6404/76.

Article 11 - The Board of Directors may, based on a plan approved by the General Meeting, grant call options to management, employees or individuals that render services to the Company or companies under its control.

Article 12 - Failure by the subscriber to pay the subscribed value, on the conditions set forth in the bulletin or call shall cause it to be considered in default by operation of law, for purposes of articles 106 and 107 of Law 6404/76, subjecting it to the payment of the amount in arrears, adjusted for inflation according to the variation in the General Market Price Index (IGP-M) in the shortest period permitted by law, in addition to interest at twelve percent (12%) per year, pro rata temporis, and a fine corresponding to ten percent (10%) of the amount in arrears, duly updated.

CHAPTER III
GENERAL MEETINGS

Article 13 - The General Meeting has the power to decide on all businesses related to the object of the Company and to take any resolutions it may deem advisable for its protection and development.

Article 14 - General Meetings shall be convened and presided over by the shareholders then chosen, which may appoint up to two secretaries.

Article 15 - Any resolutions of the General Meetings, except for the cases contemplated by law, shall be taken by an absolute majority of votes, excluding any blank votes.

Article 16 - Annual General Meetings shall be held within the first four months after the end of the fiscal year, and shall decide on matters under their authority, as set forth in law.

Article 17 - Extraordinary General Meetings shall be held whenever the interests of the Company so require, as well as in the events established in law and in these By-laws.

CHAPTER IV
MANAGEMENT OF THE COMPANY

Article 18 - The Company shall be managed by a Board of Directors and an Executive Board, pursuant to law and these By-laws.

Paragraph 1 - The General Meeting shall establish the aggregate compensation of Management, which shall be apportioned by the Board of Directors, as provided for in Article 24 hereof.

Paragraph 2 - The management must take part in the Manual for Disclosure and Information Use and Policies for Trading Securities Issued by the Company, by signing the Declaration of Compliance.

Paragraph 3 - The investiture of the Company s Managers, elected pursuant to these Bylaws, will be conditioned to the underwrite by those managers of the Term of Acceptance, foreseen in the Rules of Corporate Governance Best Practices Level 1 of the São Paulo Stock Exchange (BOVESPA).

SECTION I
BOARD OF DIRECTORS

Article 19 - The Board of Directors shall be composed of three (3) to fifteen (15) sitting members, ~~all shareholders,~~ with two (2) to fifteen (15) alternates, bound or not to a specific sitting Board Member, who shall be elected by the General Meeting and be dismissed thereby at any time, with a term of office of three (3) years, reelection being permitted.

Paragraph 1 - Subject to the caption of this Article, the number of members that will make up the Board of Directors in each management period shall be previously established at each General Meeting whose agenda includes election of the members of the Board of Directors, and this matter shall be forwarded by the Chairman of the Meeting.

Paragraph 2 - The Board of Directors may determine the creation of committees formed in its majority by members of the Board of Directors, defining their respective composition and specific duties. The rules of article 160 of Law No. 6.404/76 shall apply to non-members of the Board of Directors. It will be incumbent upon said committees to analyze and discuss the issues defined as being within the scope of their duties, as well as to formulate proposals and recommendations for deliberation by the Board of Directors.

Paragraph 3 - The members of the Board of Directors shall take office upon the signing of the respective instrument, drawn up in the proper book, and shall remain in office until they are replaced by their successors.

Paragraph 4 - The member of the Board of Directors shall have an indisputable reputation, and cannot be elected, unless waived by the General Meeting, if (i) occupies a position in companies that can be considered as a competitor of the Company, or (ii) has or represents a conflicting interest with the Company; the voting rights of the Member of the Board cannot be exercised in case the same preventing are configured.

Paragraph 5 - It is prohibited, in the form of article 115, paragraph 1 of Law 6404/76 the exercise of the voting rights in the election of the Members of the Board of Directors in circumstances that characterize conflict of interest with the Company.

Article 20 - The Board of Directors shall have two (2) Co-Chairmen, with identical prerogatives and duties, who shall be elected by a majority of the Board s members, immediately after said members are instated.

Article 21 - The Board shall meet, ordinarily, at least once each quarter and, extraordinarily, whenever necessary, upon call by any of its Co-chairmen or by the majority of its members, through letter, email, telegram or personally, with at least 24 (twenty-four) hours in advance.

Article 22 - The Board of Directors shall be convened, operate and pass valid resolutions by the favorable vote of the majority of its members present in the meeting.

Paragraph 1 - The Board Members may attend meetings by telephone, videoconferencing, telepresence or by previously sending their votes in writing. In this case, the Board Member will be considered to be present at a meeting in order to ascertain the quorum for declaring it open and voting, with this vote being deemed valid for all legal effects, being included in Minutes of such meeting.

Paragraph 2 - In the event of a tie in the resolutions of the Board of Directors, the Co-chairmen shall not have the casting vote, except their own personal votes.

Paragraph 3 - The Member of the Board shall not have access to information or take part in meetings of the Board related to matters in which it has conflicting interests with the Company.

Article 23 - In the case of permanent absence or impediment of any Director, and if there is an alternate Director, the Board of Directors shall decide whether the alternate shall fill the vacant office, or if the vacant office shall be filled by a substitute on a permanent basis; the substitute Director shall, in any case, complete the term of office of the absent or impeded Director.

Sole Paragraph - In the event of temporary absence or impediment, the members of the Board of Directors shall be replaced by the respective alternates, or in the absence thereof, by another Director appointed for such purpose by the Board of Directors. In this latter case, the Director that is replacing the absent or impeded Director shall cast the vote of the absent Director in addition to his own vote.

Article 24 - The Board of Directors shall resolve on the matters listed below:

a)         establish the general policy of the Company's business, approving the guidelines, corporate policies and basic objectives for all the main areas of performance of the Company;

b)         approve the annual investment budget of the Company;

c)         approve the five-year strategic plan of the Company;

d)         elect and dismiss the Company's Officers, and set their attributions;

e)         supervise the management of the Executive Board, review at any time the books and documents of the Company, and request information regarding any acts executed or to be executed by the Company;

f)         attribute, from the aggregate value of the compensation established by the General Meeting, the monthly fees of each of the members of the Company's Management;

g)         define the general criteria on compensation and benefit policy (fringe benefits, participation in profits and/or sales) for the management and senior employees (namely, superintendents or employees in equivalent direction positions) of the Company;

h)         appoint the Company's independent auditors;

i)          resolve on the issue of shares and warrants, within the limit of the authorized capital of the Company;

j)          provide a previous manifestation on the management's report, the Executive Board's accounts, the financial statements for the fiscal year, and review the monthly balance sheets;

k)         submit to the General Meeting the form of allocation of the net profits for the year;

l)          call Annual General Meetings and, whenever it may deem advisable, Extraordinary General Meetings;

m)        approve any business or agreements between the Company and/or any of its controlled companies, management and/or shareholders (including any direct or indirect partners of the Company's shareholders), without impairment of item “q” below;

n)         approve the creation, acquisition, assignment, transfer, encumbering and/or disposal by the Company, in any way whatsoever, of shares, quotas and/or any securities issued by any company controlled by the Company or associated to the Company;

o)         approve the contracting by the Company of any debt in excess of ten percent (10%) of the Company's shareholders’ equity reflected on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

p)         approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks registered or deposited in the name of the Company or any of its controlled companies;

q)         approve the granting of loans and rendering of guarantees of any kind by the Company for amounts exceeding one percent (1%) of the shareholders’ equity of the Company reflected on the latest audited balance sheet, to any third party, except in favor of any companies controlled by the Company;

r)          approve the execution by the Company of any long-term agreements (i.e., agreements executed for a term exceeding one year), involving an amount in excess of five percent (5%) of the shareholders’ equity of the Company, as shown on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

s)         resolve on the Company's participation in other companies, as well as on any participation in other undertakings, including through a consortium or special partnership;

t)          resolve on the suspension of the Company's activities, except in the cases of stoppage for servicing of its equipment;

u)         authorize the acquisition of shares of the Company to be kept in treasury, be canceled or subsequently disposed of, with due regard for applicable law;

v)         resolve on the issuance of trade Promissory Notes for public distribution, pursuant to CVM Ruling No. 134;

w)        resolve on the issuance of unconvertible debentures not bearing collateral, under the terms of article 59 paragraph 1 of Law 6404/76

x)         authorize the disposal of fixed assets, expect for the ones mentioned in item “n” of this Article, and the constitution of collateral in an amount greater than 1% (one percent) of the shareholders’ equity reflected in the latest audited balance sheet. This amount will be considered per individual transaction or a series of related transactions;

y)         perform the other legal duties assigned thereto at the General Meeting or in these By-laws; and

z)         resolve on any cases omitted by these By-laws and perform other attributions not conferred on another body of the Company by the law or these By-laws.

Paragraph 1 – The decisions of the Board of Directors shall be recorded in minutes, which shall be signed by those present in the meeting.

Paragraph 2 – Any favorable vote cast by a Company representative in connection with any resolution on the matters listed above, in General Meetings and in other corporate bodies of the companies controlled by the Company, either directly or indirectly, shall be conditional on the approval of the Board of Directors of the Company.

SECTION II
EXECUTIVE BOARD

Article 25 - The Executive Board shall be made up of two (2) to fifteen (15) members, shareholders or not, of whom one shall be the Chief Executive Officer, whereas the others shall have no specific designation; they shall all be elected by the Board of Directors, may be removed from office by it at any time, and shall have a term of office of three (3) years, reelection being permitted.

Paragraph 1 - Should a position of Executive Officer become vacant or its holder be impeded, it shall be incumbent upon the Board of Directors to elect a new Executive Officer or to appoint an alternate, in both cases determining the term of office and the respective remuneration.

Paragraph 2 - It is incumbent upon the Executive Board to exercise the prerogatives that the law, the By-laws and the Board of Directors confer upon it for the performance of the actions required for the Company to function normally.

Paragraph 3 - The Executive Officers shall take office by signing the respective statement drawn up in the appropriate register and shall hold their positions until their successors take office.

Article 26 - The Executive Board, whose presidency will be held by the Chief Executive Officer, shall meet as necessary and, at the very least, once a month, its being incumbent upon the Chief Executive Officer to call and to be the chairman of the meeting.

Paragraph 1 - The Meeting shall be instated provided it is attended by Executive Officers in sufficient number to represent a majority of the Executive Board s members. No Executive Officer shall have the casting vote.

Paragraph 2 - Officers may attend meetings by telephone, videoconferencing or telepresence. In this case, the Director will be deemed to attend the meeting to ascertain the quorum for declaring it open and voting, with the vote cast thereby being deemed valid for all legal purposes.

Article 27 - The Minutes of the Meetings and the resolutions of the Executive Board shall be recorded in the appropriate register.

Article 28 - It is the Chief Executive Officer s responsibility to:

a)	Submit the annual work plans and budgets, investment plans and new Company expansion programs to the Board of Directors for approval, causing them to be carried out, pursuant to their approval;

b)	Formulate the Company s operating strategies and guidelines, as well as establishing the criteria for executing the resolutions of the Annual General Meeting and of the Board of Directors, with the participation of the other Executive Officers;

c)	Supervise all the Company s activities, providing the guidelines best suited to its corporate purpose;

d)	Coordinate and oversee the activities of the Executive Board; and

e)	Exercise the other prerogatives conferred upon it by the Board of Directors.

Article 29 - It is incumbent upon the other Executive Officers to exercise the prerogatives conferred upon them by means of a Meeting of the Board of Directors, which may establish specific titles for their positions.

Article 30 - The Documents involving the Company in any commercial, banking, financial or equity liability, such as agreements in general, check endorsements, promissory notes, bills of exchange, trade bills and any credit instruments, debt acknowledgments, granting of aval guarantees and sureties, credit facility agreements, acts performed by branches, ad negocia and ad judicia powers of attorney, and any other acts creating any liability for the Company or waiving third-party obligations or obligations to the Company, shall be valid upon the signature of two members of the Executive Board.

Paragraph 1 - Signing of the documents listed above may be delegated, and may be signed by an attorney-in-fact jointly with a member of the Executive Board, or by two attorneys-in-fact, jointly, provided that the instruments of power of attorney appointing these attorneys-in-fact are signed by two Officers.

Paragraph 2 - The Company shall be represented, individually, by any of the Officers, without the formalities set out in this Article, as regards receipt of service of process or judicial notices and rendering of personal deposition.

Paragraph 3 - The Executive Board, represented in the form set forth in this Article, is responsible, independent from deliberations of the Board of Directors, for the activities referred to in items o , q , r and x of Article 24, excluding the exceptions or amounts below the established limits.

CHAPTER V
FISCAL COUNCIL

Article 31 - The Company shall maintain a Fiscal Council, made up of three (3) to five (5) members and an equal number of alternates, on a permanent basis. All of its members shall be elected at a General Meeting and may be removed through such a meeting at any time. Their term of office shall expire at the first Annual General Meeting to be held following their election and they can be reelected.

Paragraph 1 - In order for the Fiscal Council to be able to operate, it shall be required that the majority of its members be in attendance.

Paragraph 2 - It shall be incumbent upon the Fiscal Council to elect its Chairman in the first session to be held after its instatement.

Paragraph 3 - In addition to the duties conferred upon it by these By-laws and by law, the Council shall establish in its internal by-laws procedures for receiving, recording and treating complaints received in connection with accounting, internal accounting controls and subjects related with the auditing of the Company, as well as any other communication received on such matters.

Paragraph 4 - The provisions of Paragraphs 2 and 3 of Article 18 of these By-laws apply to the members of the Fiscal Council.

Article 32 - The Fiscal Council shall cease its operation at the first Annual General Meeting following its installation, and its members may be reelected.

Article 33 - The compensation of the Fiscal Council's members shall be established by the General Meeting that elects them.

CHAPTER VI
FINANCIAL YEAR, BALANCE SHEET AND PROFITS

Article 34 - The financial year shall have the duration of one year, and shall end on the last day of December each year.

Article 35 - At the end of each financial year, the financial statements established in law shall be drawn up in accordance with the Company's bookkeeping.

Paragraph 1 - The Board of Directors may resolve to draw up half-yearly balance sheets or for shorter periods, and approve the distribution of dividends and/or interest on net equity based on the profits ascertained in such balance sheets, subject to the provisions set forth in Article 204 of Law Nº 6404/76.

Paragraph 2 - At any time, the Board of Directors may also resolve on the distribution of interim dividends and/or interest on net equity based on the accrued profits or existing profits reserves presented in the latest yearly or half-yearly balance sheet.

Paragraph 3 - The interim dividends and interest on net equity shall always be considered as an advance on the minimum mandatory dividends.

Article 36 - From the profits ascertained in each year, accumulated losses and a provision for income tax shall be deducted prior to any other distribution.

Paragraph 1 - Over the amount ascertained as provided for in the caption of this Article, it will be calculated:

a)	the statutory participation of the Company s employees up to the maximum limit of 10% (ten percent), to be distributed according to the parameters to be established by the Board of Directors;

b)	the statutory participation of the management, up to the maximum legal limit.

Paragraph 2 - Over the amount ascertained as provided for in the caption of this Article, it might be calculated, in addition, up to the limit of 10% (ten percent), a contribution for the purpose of meeting the charges of the assistance foundation for employees and management of the Company and its controlled companies, with due regard for the rules established by the Board of Directors to this effect.

Paragraph 3 - The following allocations shall be made from the net income for the year, obtained after the deductions dealt with in the previous paragraphs:

a)	five percent (5%) shall be allocated to the legal reserve, up to twenty percent (20%) of the paid-up share capital or the limit established in article 193, paragraph 1 of Law 6404/76;

b)	from the net profit balance for the year, obtained after the deduction mentioned in item (a) of this Article and adjusted pursuant to article 202 of Law 6404/76, thirty-five percent (35%) shall be allocated to pay the mandatory dividend to all its shareholders;

c)	an amount not higher than sixty-five percent (65%) of the net profits, shall be allocated to the formation of an Investment Reserve, for the purpose of financing the expansion of the activities of the Company and its controlled companies, including through subscription of capital increase or the creation of new undertakings.

Paragraph 4 - The reserve set out in item (c) of paragraph 2 may not exceed eighty percent (80%) of the share capital. Upon reaching this limit, the General Meeting shall resolve either to distribute the balance to the shareholders or increase the share capital.

CHAPTER VII
LIQUIDATION, WINDING-UP AND EXTINGUISHMENT

Article 37 - The Company shall be liquidated, wound up and extinguished in the cases contemplated by law or by resolution of the General Meeting.

Paragraph 1 - The manner of liquidation shall be determined at a General Meeting, which shall also elect the Fiscal Council that will operate in the liquidation period.

Paragraph 2 - The Board of Directors shall appoint the liquidator, establish its fees and determine the guidelines for its operation.

CHAPTER VIII
MISCELLANEOUS

Article 38 - The dividends attributed to the shareholders shall be paid within the legal time frames, and monetary adjustment and/or interest shall only be assessed if so determined by the General Meeting.

Sole Paragraph - The dividends not received or claimed shall lapse within three years from the date on which they were placed at the disposal of the shareholder, and shall inure to the benefit of the Company.

Article 39 - The percentage of the minimum mandatory dividend, established in item (b) of paragraph 3 of Article 36 of these By-laws, may not be reduced during the period of thirty (30) years after July 1, 1999.

Article 40 - The Company shall comply with the shareholders' agreements registered as provided for in article 118 of Law 6404/76, and the management shall refrain from registering transfers of shares in violation of the respective terms and the Chairman of the General Meeting or of the Board of Directors shall refrain from computing votes unfavorable to such agreements.

Article 41 - The Company will assure the members of the Board of Directors, of the Executive Board and of the Fiscal Council members, or the members of any corporate entities with technical functions set up to advise the Management of legal defense in lawsuits and administrative proceedings filed by third parties during or after the respective terms of office held thereby for acts performed during the exercise of their functions, including through a permanent insurance policy, shielding them against liability for acts arising from the exercise of their positions or functions, including the payment of court costs, legal fees and indemnizations arising from such proceedings.

Paragraph 1 - The guarantee set forth in the caption of this Article extends to employees working regularly to comply with mandates issued by the Company or the subsidiaries thereof.

Paragraph 2 - If any of the persons mentioned in the caption of this Article or in Paragraph 1 be sentenced through a final court decision due to negligent or criminal conduct, the Company must be reimbursed thereby for all costs and expenses outlaid on legal assistance, as set forth in the law.

***

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2012

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer